QuickLinks -- Click here to rapidly navigate through this document

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-128516

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED SEPTEMBER 30, 2005

3,300,000 Shares
 The Navigators Group, Inc.
Common Stock

We are selling 3,300,000 shares of our common stock. Our common stock is listed on The NASDAQ National Market under the symbol "NAVG." The last sale price as reported on NASDAQ on October 12, 2005, was $35.78 per share.

The underwriters have an option to purchase a maximum of 495,000 additional shares of our common stock to cover over-allotments of shares.

        Investing in our common stock involves risks. See "Risk Factors" on page S-9 of this prospectus supplement.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to The Navigators Group, Inc.
Per Share	$34.50	$1.725	$32.775
Total	$113,850,000	$5,692,500	$108,157,500

Delivery of the shares of common stock will be made on or about October 18, 2005.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston	Keefe, Bruyette & Woods

JPMorgan
Cochran, Caronia & Co.
Sandler O'Neill & Partners, L.P.

The date of this prospectus supplement is October 12, 2005.

Prospectus Supplement

Prospectus

        You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of shares of common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information, some of which does not apply to this offering.

If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in or incorporated by reference in this prospectus supplement. Similarly, you should rely on the information in this prospectus supplement to the extent that it is inconsistent with or updates information incorporated by reference in this prospectus supplement from a document dated prior to the date of this prospectus supplement.

NOTE ON FORWARD-LOOKING STATEMENTS

        Some of the statements in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Statements using the words "estimate", "expect", "believe" or similar expressions are intended to identify such forward-looking statements. Forward-looking statements are derived from information that we currently have and assumptions that we make. We cannot assure that anticipated results will be achieved, since results may differ materially because of both known and unknown risks and uncertainties which we face. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Factors that could cause actual results to differ materially from our forward- looking statements include, but are not limited to, the factors discussed in the "Risk Factors" section of this prospectus supplement as well as:

  •
  the effects of domestic and foreign economic conditions, and conditions which affect the market for property and casualty insurance;

  •
  changes in the laws, rules and regulations which apply to our insurance companies;

  •
  the effects of emerging claim and coverage issues on our business, including adverse judicial or regulatory decisions and rulings;

  •
  the effects of competition from banks and other insurers and the trend toward self-insurance;

  •
  risks that we face in entering new markets and diversifying the products and services we offer;

  •
  unexpected turnover of our professional staff;

  •
  changing legal and social trends and inherent uncertainties in the loss estimation process that can adversely impact the adequacy of loss reserves and the allowance for reinsurance recoverables, including our estimates relating to ultimate asbestos and environmental liabilities and related reinsurance recoverables;

  •
  risks inherent in the collection of reinsurance recoverable amounts from our reinsurers over many years into the future based on their financial ability and intent to meet such obligations to the Company;

  •
  risks associated with our continuing ability to obtain reinsurance covering our exposures at appropriate prices and/or in sufficient amounts and the related recoverability of our reinsured losses;

  •
  weather-related events and other catastrophes (including acts of terrorism) impacting our insureds and/or reinsurers, including, without limitation, the impact of Hurricanes Katrina and Rita, and the possibility that our estimates of losses from Hurricanes Katrina and Rita will prove to be materially inaccurate;

  •
  our ability to attain adequate prices, obtain new business and retain existing business consistent with our expectations;

  •
  the possibility of downgrades in our claims-paying and financial strength ratings significantly adversely affecting us, including reducing the number of insurance policies we write generally, or causing clients who require an insurer with a certain rating level to use higher-rated insurers;

  •
  the inability of our internal control framework to provide absolute assurance that all incidents of fraud or unintended material errors will be detected and prevented;

  •
  the risk that our investment portfolio suffers reduced returns or investment losses which could reduce our profitability; and

  •
  other risks that we identify in future filings with the Securities and Exchange Commission (the "SEC"), including without limitation the risks described under the caption "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2004.

        In light of these risks, uncertainties and assumptions, any forward-looking events discussed in this prospectus supplement may not occur. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their respective dates.

SUMMARY

This summary highlights information about us and the offering. Because this is a summary, it may not contain all the information that you should consider before investing in our common stock. You should carefully read this entire prospectus supplement and the accompanying prospectus, especially the "Risk Factors" section beginning on page S-9 of this prospectus supplement, the consolidated financial statements and notes to those statements and the documents incorporated by reference in this prospectus supplement, before deciding to invest in our common stock. When we use the terms "we," "us," "our," or "the Company," we are referring to The Navigators Group, Inc. and its subsidiaries, unless the context otherwise requires. Unless otherwise indicated, all information in this prospectus supplement assumes no exercise of either the underwriters' over-allotment option or of any outstanding options to purchase shares of our common stock.

Our Business

        We are an international insurance holding company focusing on specialty products for niches within the overall property/casualty insurance market. Our largest product line and most long-standing area of specialization is ocean marine insurance. We have also developed specialty niches in professional liability insurance, and in specialty liability insurance primarily consisting of contractors' liability coverages. We base our strategy of developing specialty niches of business on the presence of what we perceive to be market opportunities for insurance products, our access to appropriately experienced personnel to manage a particular niche business and our estimation of the likelihood of that niche business producing profitable results. We believe that our focused market expertise and experience, together with our history of disciplined underwriting and prudent capital management, differentiate us from our competitors and provide us with the opportunity to achieve strong operating earnings growth. For the six months ended June 30, 2005 and the year ended December 31, 2004, our net earned premium was $163.4 million and $311.0 million, respectively. For the same periods, our net income was $21.0 million, or $1.64 per diluted share, and $34.9 million, or $2.74 per diluted share, respectively. At June 30, 2005 we had total stockholders' equity of $352.1 million.

        We conduct operations through our insurance company subsidiaries, five wholly owned underwriting agencies, which we refer to as the "Navigators Agencies", and our operations at Lloyd's of London. Our insurance company subsidiaries consist of Navigators Insurance Company, which includes a United Kingdom Branch, and NIC Insurance Company, which writes excess and surplus lines. The Navigators Agencies consist of five wholly-owned insurance underwriting agencies that produce business for our insurance subsidiaries and unaffiliated insurers. We participate in the Lloyd's of London market primarily through Navigators Underwriting Agency Ltd. (NUAL), a Lloyd's marine underwriting agency which manages Lloyd's Syndicate 1221, referred to as our Lloyd's Operations. In January 2005, we formed Navigators NV, a wholly owned subsidiary of NUAL, which is located in Antwerp, Belgium. Navigators NV produces transport liability, cargo and marine liability premium on behalf of Syndicate 1221.

        We believe that we are one of the largest marine insurers in the world, based on gross written premium. Our marine insurance business, which represented approximately 61.0% of our gross written premiums for the six months ended June 30, 2005 and approximately 67.1% of our gross written premiums for the year ended December 31, 2004, consists primarily of marine liability, offshore energy, bluewater hull (which provides protection for ocean-going vessels) and cargo coverages. Our marine insurance business is conducted both through our insurance company subsidiaries and through our Lloyd's Operations.

        Navigators Insurance Company obtains marine business through participation with two other unaffiliated insurers in a marine insurance pool managed by the Navigators Agencies. Navigators Insurance Company has participated in this marine insurance pool since 1983, when the company was formed. Navigators Insurance Company participates for 85% of the pool in 2005 compared to 80% in 2004 and 2003 and 75% in 2002.

        We participate in the marine and related insurance lines of the Lloyd's market through NUAL, which manages Lloyd's Syndicate 1221. We participate in Lloyd's Syndicate 1221's capacity through Millennium Underwriting Ltd. and Navigators Corporate Underwriters Ltd., which are wholly owned subsidiaries of the Company. For the 2005 underwriting year, we participate for 97.5% of Syndicate 1221's capacity compared to 97.4%, 97.4% and 68.1% for the 2004, 2003 and 2002 underwriting years, respectively. In 2003, we reinsured 15.4% of our Syndicate 1221 capacity through the utilization of quota share reinsurance agreements with third parties who provide letters of credit used as collateral at Lloyd's, part of which was retroceded to Navigators Insurance Company. In the third quarter of 2005, we purchased the remaining 2.5% of Syndicate 1221's capacity which will give us the ability to provide 100% of Syndicate 1221's capacity in the 2006 and subsequent underwriting years.

        Navigators Specialty, a division of one of the Navigators Agencies which was acquired in 1999, primarily writes general liability insurance focusing on small general and artisan contractors and other targeted commercial risks, mostly in California and, since 2002, also writes commercial multiple peril and commercial automobile insurance from our Midwest office. We have developed underwriting and claims expertise in the general liability niche which we believe has allowed us to minimize our exposure to many of the large losses sustained in the past several years by other insurers, including losses stemming from coverages provided to larger contractors who work on condominiums, cooperative developments and other large housing developments. Many former competitors that lacked the expertise to selectively underwrite in this niche have been forced to withdraw from the market in the past several years at a time when demand for coverage has remained, which we believe has given us the opportunity to selectively expand our underwriting in this area. As part of assessing the profit potential of our various lines of business, as well as the overall amount of business that we are prepared to write in this specific line, in early 2003 we began to reduce the number of policies covering small artisan contractors and continue to redirect our capacity to general contractors as well as to medium-sized artisan contractors. This shift in our business mix is consistent with our approach of emphasizing underwriting profit over market share. Our general liability business represented approximately 22.9% of our gross written premium for the six months ended June 30, 2005 and approximately 21.6% for the year ended December 31, 2004.

        We commenced underwriting professional liability insurance in the fourth quarter of 2001 after attracting a team of experienced professionals. The business is produced through Navigators Pro, a division of one of the Navigators Agencies. We believe that a compelling market opportunity exists in this line due to solid demand for directors and officers liability insurance from independent board members serving as directors of publicly traded corporations resulting from their increased exposure after the passage of the Sarbanes-Oxley Act of 2002. This has led to increased class action litigation activity involving potential large losses related to alleged mismanagement by directors and officers. Our principal product in this division is directors and officers liability, which we offer for both privately held and small to mid-size publicly traded corporations. With respect to public corporations, we currently target corporations with a market capitalization of $2 billion or less for this business. In addition, we provide fiduciary liability and crime insurance to our directors and officers liability clients. In 2002, we began offering employment practices liability, lawyers professional liability and miscellaneous professional liability coverages. Our current target market for lawyers professional liability is law firms comprised of 150 or fewer attorneys. Commencing in October 2004, our United Kingdom Branch began writing professional liability coverages for U.K. solicitors. In 2005, we commenced writing professional liability coverages for architects and engineers. Our professional liability business represented approximately 9.6% of our gross written premium for the six months ended June 30, 2005 and approximately 10.2% for the year ended December 31, 2004.

        Our insurance company subsidiaries are rated "A" (Excellent) by A.M. Best Company and "A" (Strong) by Standard & Poor's.

Written Premium Distribution

        Two of our business segments, the insurance company segment and the Lloyd's operations segment, generate written premium. The following table shows our gross written premium by segment and line of business within the segment, and ceded and net written premium by segment, for the six-month period ended June 30, 2005 and for each year in the three-year period ended December 31, 2004.

	Six Months Ended June 30,	Year Ended December 31,
	2005	2004	2003	2002
	($ in thousands)
Insurance Companies:
Marine	$128,416	$210,326	$196,309	$179,119
Specialty	93,147	150,068	131,136	115,684
Professional Liability	39,180	70,955	53,010	23,430
Assumed from Lloyd's	(805)	26,014	33,019	8,243
Other (includes run-off)	30	254	720	2,125

Gross written premium	259,968	457,617	414,194	328,601
Ceded written premium	119,712	244,867	189,052	138,928
Net written premium	140,256	212,750	225,142	189,673

Lloyd's Operations:
Marine	121,120	230,825	190,026	116,452
Professional Liability	1,587	—	—	—
Other	23,670	33,042	33,824	9,468

Gross written premium	146,377	263,867	223,850	125,920
Ceded written premium	76,286	163,887	141,864	49,503
Net written premium	70,091	99,980	81,986	76,417

Intercompany elimination	784	(25,338)	(31,552)	(6,683)

Total gross written premium	407,129	696,146	606,492	447,838
Total ceded written premium	196,782	383,416	299,364	181,748

Total net written premium	$210,347	$312,730	$307,128	$266,090

Our Strategy

        Maintain Our Commitment to Underwriting Profit.    We have consistently emphasized underwriting profit as our primary goal. This is supported by our corporate culture and senior management as well as our compensation structure. Our Founder and Chairman, our Chief Executive Officer and the senior executives managing each of our business units have spent their careers in underwriting and underwriting management roles. Our compensation structure includes incentive bonuses for the technical specialists in each of our lines of business that are based on our profitability, not premium growth. We believe these factors cause our entire professional staff to focus on achieving profitable underwriting results. Our assessment of the potential to grow underwriting profit is the dominant factor in deciding whether or not to expand our business or enter a new niche, product or territory or, conversely, to contract our capacity in any business line.

        Build on Specialized Expertise.    Our specialized underwriting expertise is the foundation upon which we intend to grow our business. We intend to continue to focus on a limited number of specialty niches in which we are able to attract and develop individuals or teams of professionals with demonstrated underwriting expertise and track records of profitable underwriting in their specific areas of expertise. Specialization is essential to the operation of our ocean marine insurance business. For example, in our Lloyd's operations, there are specific "class" underwriters dedicated to individual ocean marine product lines such as cargo, bluewater hull, offshore energy, onshore energy and marine liability insurance. We have established additional business units in other specialty niches, including professional liability, surety, and contractors general liability, where we believe our underwriting and claims expertise is a competitive advantage, not only in attracting business, but also in generating increased underwriting profit. We believe that we have the opportunity to grow profitably within our existing specialty niches and to selectively develop other specialty niches. Because our expansion strategy is influenced by our commitment to generating an underwriting profit, we assess market conditions on an ongoing basis to selectively seek out opportunities to expand our business as well as to reduce our capacity in product lines that we believe no longer afford acceptable returns.

        Continue to Balance our Portfolio of Risks through Geographic and Product Diversification.    Within the niches we have targeted, we also seek to balance our portfolio of risks through an appropriate spread of risks in geographic markets and product lines where we believe we have the ability to realize an underwriting profit and take advantage of our technical expertise. For example, our general liability business has historically been concentrated in small California domiciled contractors. With the opening of our Midwest office in 2002, we entered the Illinois, Wisconsin and Minnesota markets, and added commercial multi-peril and commercial automobile products to our business in that territory. Similarly, while the initial focus of Navigators Pro was to offer directors and officers liability, Navigators Pro now also offers lawyers professional liability, employment practices liability and other professional liability products. At the end of 2004, we hired a small team of experienced underwriters to target excess casualty, and commercial and personal umbrella business. We believe that the addition of these products and expansion into new geographic markets or territories help diversify our business mix and mitigate our exposure to risks in any one product or geographic territory.

        Continue to Develop Intellectual Capital.    We believe that our focus on specialty niches coupled with a strong underwriting culture makes us a very attractive place to work for technical insurance underwriting and claims professionals. We have, and will continue to, emphasize continuity of staff, retention of good employees and a workplace environment that is results-oriented and values technical competence, professionalism and integrity. We believe that our culture and compensation structure, which are focused on underwriting profit and rewarding individuals with technical expertise for excelling at what they know how to do, support our ability to attract and retain top quality talent.

        Conservative Investment Philosophy.    Our philosophy is to take prudent risks in our underwriting business, but not in our investment portfolio. We maintain a conservative investment portfolio. The weighted average rating of our fixed maturity investments as of June 30, 2005 is "AA" by Standard & Poor's and "Aa" by Moody's. As of June 30, 2005, only 2.1% of our total investments and cash was invested in common stocks.

Market Outlook

        Over the past three years, we have experienced generally beneficial market changes in our lines of business. As a result of several large industry losses in the second quarter of 2001, the marine insurance market began to experience diminished capacity and rate increases, initially in the offshore energy line of business. The marine rate increases began to level off in 2004 and into 2005. In August and September 2005, Hurricanes Katrina and Rita struck the gulf coast states of Alabama, Louisiana, Mississippi and Texas causing significant destruction in these areas. Preliminary industry estimates of insured losses for Katrina range from $35 to $60 billion and for Rita $6.0 to $8.0 billion. Industry estimates for insured marine and energy losses from Hurricanes Katrina and Rita range from $3.0 to $5.0 billion and $1.5 to $3.0 billion, respectively.

        We believe the unprecedented size and impact of such industry losses to the overall property and casualty insurance industry and marine and energy market could be expected to diminish capacity and generate rate increases in the marine and energy market and, in particular, the offshore energy lines of business.

        Specialty liability losses, particularly for our California construction liability business, also resulted in diminished capacity in the market in which we compete, as many former competitors who lacked the expertise to selectively underwrite this business have been forced to withdraw from the market. Rates for the California construction liability business have started to level off in 2005 after rate increases in 2004 and 2003. We expect rates will continue to level off for the remainder of 2005 and into 2006 assuming no new additional capacity enters the marketplace or reduction in capacity from losses from Hurricanes Katrina and Rita.

        In the professional liability market, the enactment of the Sarbanes-Oxley Act of 2002, together with recent financial and accounting scandals at publicly traded corporations and increased frequency of securities-related class action litigation, has led to an invigorated interest in professional liability insurance generally. These conditions resulted in rate increases in 2002 and 2003 as well as an overall improvement in policy terms and conditions for our professional liability line of business. The professional liability business experienced single digit premium rate decreases in 2004 and relatively level rates in the 2005 second quarter and first six months. We expect rates will continue to level off for the remainder of 2005 and into 2006 assuming no new additional capacity enters the marketplace and no reduction in capacity from losses from Hurricanes Katrina and Rita.

        We believe that we are well-positioned to capitalize on the significant opportunities that exist in this insurance environment due to our specialty expertise and disciplined underwriting approach, and believe that our ability to implement our strategy will be enhanced by the net proceeds from this offering.

Recent Developments

        On September 22, 2005, we announced that our estimated net loss related to Hurricane Katrina, inclusive of expected reinsurance recoveries and related reinsurance reinstatement premiums, is approximately $15.0 million. Accordingly, anticipated losses from Hurricane Katrina will negatively impact our third quarter financial results by approximately $1.17 per share. Our estimate of net losses was developed from a combination of preliminary claims notifications received from brokers and insureds, portfolio modeling based upon the storm track of Hurricane Katrina and the Company's own internal assessment of the exposures insured under individual policies. A substantial portion of the Company's anticipated ultimate loss is due to offshore energy exposures in the Gulf of Mexico. Based upon management's current estimate of ultimate loss, we believe that the Company's gross claims are contained within our reinsurance program. Actual losses from Hurricane Katrina may ultimately differ materially from our estimated losses. See "Risk Factors—Our business, results of operations and financial condition could be adversely affected by losses related to catastrophes, including recent Hurricanes Katrina and Rita" in this prospectus supplement.

        On October 10, 2005, we announced that our estimated net loss related to Hurricane Rita, inclusive of expected reinsurance recoveries and related reinsurance reinstatement premiums, is approximately $9.0 million. Accordingly, anticipated losses from Hurricane Rita will negatively impact our third quarter financial results by approximately $0.70 per share. Our estimate of net losses was developed from a combination of preliminary claims notifications received from brokers and insureds, portfolio modeling based upon the storm track of Hurricane Rita and the Company's own internal assessment of the exposures insured under individual policies. A substantial portion of the Company's anticipated ultimate loss is due to offshore energy exposures in the Gulf of Mexico. Based upon management's current estimate of ultimate loss, we believe that the Company's gross claims are contained within our reinsurance program. Actual losses from Hurricane Rita may ultimately differ materially from estimated losses. See "Risk Factors—Our business, results of operations and financial condition could be adversely affected by losses related to catastrophes, including recent Hurricanes Katrina and Rita" in this prospectus supplement.

Corporate Information

        We are a Delaware corporation with our principal executive offices located at One Penn Plaza, New York, New York 10119. Our telephone number at that location is (212) 244-2333. Through Navigators Insurance Company, we are licensed to engage in the insurance and reinsurance business in 50 states, the District of Columbia, Puerto Rico and Venezuela, and through NIC Insurance Company, we are licensed to engage in the insurance and reinsurance business in New York and we operate as an approved surplus lines insurer, or meet the financial requirements where there is not a formal approval process, in 46 states and the District of Columbia. Through our involvement in Lloyd's Syndicate 1221, we have the ability to participate in insurance and reinsurance business in international jurisdictions where we are not licensed as a separate company.

THE OFFERING

Shares of common stock offered by us	3,300,000 shares
Shares of common stock outstanding after this offering	16,092,257 shares
Shares of common stock issuable pursuant to the underwriters' over-allotment option	495,000 shares
Use of proceeds	We will use proceeds from this offering to make contributions to the capital and surplus of one or both of our insurance company subsidiaries and for other general corporate purposes.
Risk factors	See "Risk Factors" and other information in this prospectus supplement for a discussion of factors you should consider before deciding to invest in our shares of common stock.
Listing	The NASDAQ National Market
NASDAQ National Market Symbol	"NAVG"

The number of our shares of common stock outstanding after this offering is based on the number of shares outstanding as of October 12, 2005. The number of shares does not include:

  •
  343,750 shares issuable upon exercise of outstanding options, which are exercisable as of September 30, 2005 at a weighted-average exercise price of $17.27 per share; or

  •
  495,000 shares that may be issued pursuant to the underwriters' over-allotment option.

SUMMARY FINANCIAL INFORMATION

The following table sets forth summary financial information for the periods ended and as of the dates indicated. The summary data presented below under the captions "Operating Information" and "Balance Sheet Information" for, and as of the end of, each of the years in the five-year period ended December 31, 2004, are derived from our consolidated financial statements, which financial statements have been audited by KPMG LLP, an independent registered public accounting firm. The consolidated financial statements as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, and the report thereon, are incorporated by reference in this prospectus supplement. The summary financial information for the six months ended and as of June 30, 2005 and 2004 presented below is derived from our unaudited consolidated financial statements. These historical results are not necessarily indicative of results to be expected from any future period. Results for the interim periods are not necessarily indicative of results to be expected for the entire year. You should read this summary financial information together with our consolidated financial statements and related notes and the section of this prospectus supplement entitled, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Six Months Ended June 30,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	($ in thousands, except per share data)
Operating Information:
Gross written premium	$407,129	$357,577	$696,146	$606,492	$447,838	$278,194	$188,425
Net written premium	210,347	169,624	312,730	307,128	266,090	172,535	108,093
Net earned premium	163,370	149,489	310,995	277,651	222,104	150,244	97,240
Net investment income	16,583	12,527	26,795	19,550	18,058	19,354	18,447
Net realized capital gains	583		922	1,875	1,668	790	265
Total revenues	184,687	165,215	343,029	304,718	248,478	171,174	120,084
Income before income taxes	30,937	26,951	52,092	2,792	22,216	5,360	10,338
Net income	20,979	17,950	34,865	7,685	16,397	3,668	7,032
Net income per share:
Basic	$1.65	$1.43	$2.77	$0.81	$1.94	$0.44	$0.84
Diluted	$1.64	$1.42	$2.74	$0.80	$1.89	$0.43	$0.84
Average common shares (000s):
Basic	12,720	12,570	12,598	9,446	8,463	8,419	8,414
Diluted	12,815	12,671	12,715	9,585	8,676	8,547	8,414
Combined loss & expense ratio(1)	91.3%	88.8%	90.1%	104.0%	98.5%	104.1%	101.1%
Balance Sheet Information (at end of year):
Total investments and cash	$965,043	$771,354	$854,933	$693,592	$452,885	$333,090	$293,480
Total assets	1,927,872	1,593,120	1,756,678	1,379,458	917,919	712,757	616,016
Gross loss and LAE reserves	1,005,838	844,443	966,117	724,612	489,642	401,177	357,674
Net loss and LAE reserves	499,296	419,656	463,788	374,171	264,647	202,759	174,883
Notes payable	-	-	-	-	14,500	19,000	22,000
Stockholders' equity	352,073	302,356	328,578	290,028	171,275	147,206	143,480
Common shares outstanding (000s)	12,781	12,596	12,657	12,535	8,486	8,427	8,414
Book value per share(2)	$27.55	$24.00	$25.96	$23.14	$20.18	$17.47	$17.05

(1)
Calculated on a GAAP basis.
(2)
Calculated as stockholders' equity divided by actual shares outstandingas of the date indicated.

RISK FACTORS

In addition to the items listed under "Note on Forward-Looking Statements," potential investors should carefully consider the risk factors set forth below and the other information in this prospectus supplement, and in any documents incorporated by reference in this prospectus supplement, before making an investment decision.

Our business, results of operations and financial condition could be adversely affected by losses related to catastrophes, including recent Hurricanes Katrina and Rita.

        Our business is cyclical and influenced by weather-related events and other catastrophes, including natural or man-made disasters (for example hurricanes and terrorism). The incidence and severity of catastrophes are inherently unpredictable. Although we will attempt to manage our exposure to such events, the frequency and severity of catastrophic events could exceed our estimates, which could have a material adverse effect on our financial condition.

        On August 29, 2005, Hurricane Katrina struck Louisiana, Mississippi, Alabama and surrounding areas, causing significant destruction in those areas. Our estimate of net losses, inclusive of expected reinsurance recoveries and related reinsurance reinstatement premiums, is $15.0 million. Our estimate of net losses related to Hurricane Katrina was developed from a combination of preliminary claims notifications received from brokers and insureds, portfolio modeling based upon the storm track of Hurricane Katrina and the Company's own internal assessment of the exposures insured under individual policies. A substantial portion of the Company's anticipated loss is due to offshore energy exposures in the Gulf of Mexico. Based upon management's current estimate of ultimate loss, we believe that the Company's gross claims are contained within our reinsurance program. Our actual losses from Hurricane Katrina may differ materially from our estimated losses as a result of, among other things, the receipt of additional information from insureds or brokers, the attribution of losses to coverages that for the purpose of our estimates we assumed would not be exposed and inflation in repair costs due to the limited availability of labor and materials. If our actual losses from Hurricane Katrina are materially greater than our estimated losses, our business, results of operations and financial condition could be materially adversely affected.

        On September 24, 2005, Hurricane Rita struck Texas and Louisiana, causing significant destruction in those areas. Our estimate of net losses, inclusive of expected reinsurance recoveries and related reinsurance reinstatement premiums, is $9.0 million. Our estimate of net losses related to Hurricane Rita was developed from a combination of preliminary claims notifications received from brokers and insureds, portfolio modeling based upon the storm track of Hurricane Rita and the Company's own internal assessment of the exposures insured under individual policies. A substantial portion of the Company's anticipated loss is due to offshore energy exposures in the Gulf of Mexico. Based upon management's current estimate of ultimate loss, we believe that the Company's gross claims are contained within our reinsurance program. Our actual losses from Hurricane Rita may ultimately differ materially from our estimated losses as a result of, among other things, the receipt of additional information from insureds or brokers, the attribution of losses to coverages that for the purpose of our estimates we assumed would not be exposed and inflation in repair costs due to the limited availability of labor and materials. If our actual losses from Hurricane Rita are materially greater than our estimated losses, our business, results of operations and financial condition could be materially adversely affected.

        Our initial Hurricane Katrina and Hurricane Rita loss estimates are subject to a high level of uncertainty due to extremely complex and unique causation and coverage issues associated with the events, including extremely limited claims data received to date, potential legal and regulatory developments related to potential losses, as well as inflation in repair costs due to the limited availability of labor and materials due in part to the size and proximity in time and distance of the two hurricanes. We expect that these issues may become subject to litigation and will not be resolved for a considerable period of time. As a result, both industry-wide insured losses and our losses from Hurricanes Katrina and Rita may ultimately be materially greater or less than our initial estimated losses and any additional losses could have a further material adverse impact on our financial results.

        Financial strength ratings by rating agencies are a critical factor in maintaining the competitive position of our insurance companies and establishing the market value of our common stock. Our ratings are subject to periodic review by, and may be revised downward at the sole discretion of, the rating agencies. If our actual losses from Hurricanes Katrina and Rita exceed our current estimates, or if additional large loss events occur, our ratings could be revised downward, which could result in a substantial loss of business and a reduction in the market value of our common stock. See "—A downgrade in our ratings could adversely impact the competitive positions of our operating businesses."

        We purchase reinsurance for our insurance operations in order to mitigate the volatility of losses upon our financial results. The occurrence of additional large loss events could reduce the reinsurance coverage that is available to us and could weaken the financial condition of our reinsurers, which could have a material adverse effect on our results of operations. See "—We may not have access to adequate reinsurance to protect us against losses" and "—Our reinsurers, including the other participants in the marine pool, may not pay losses in a timely fashion, or at all, which may increase our costs."

Our business is concentrated in marine and energy and general liability insurance, and if market conditions change adversely, or we experience large losses in these lines, it could have a material adverse effect on our business.

        As a result of our strategy to focus on specialty products in niches where we have underwriting and claims handling expertise and to decline business where pricing does not afford what we consider to be acceptable returns, our business is concentrated in the marine and specialty liability lines. For the six months ended June 30, 2005 and the year ended December 31, 2004, our marine and energy line accounted for approximately 61.0% and 67.1%, respectively, of our gross written premiums and our specialty lines, consisting primarily of contractors' liability, accounted for approximately 22.9% and 21.6%, respectively, of our gross written premiums. If our results of operations from either of these two lines are less favorable for any reason, including lower demand for our products on terms and conditions that we find appropriate, flat or decreased rates for our products or increased competition or regulation, the reduction could have a material adverse effect on our business.

We are exposed to cyclicality in our business that may cause material fluctuations in our results.

        The property/casualty insurance business generally, and the marine insurance business specifically, have historically been characterized by periods of intense price competition due to excess underwriting capacity as well as periods when shortages of underwriting capacity have permitted attractive premium levels. We have reduced business during periods of severe competition and price declines, such as withdrawing from the majority of our aviation business in late 1998, and grown when pricing allowed an acceptable return, as with entering the professional liability business in late 2001. We expect that our business will continue to experience the effects of this cyclicality, which over the course of time, could result in material fluctuations in our premium volume, revenues or expenses. See "Summary—Market Outlook" in this prospectus supplement for additional information.

We may not be successful in developing our new specialty lines which could cause us to experience losses.

        Since 2001, we have entered into a number of new specialty lines of business including professional liability, personal umbrella insurance and commercial automobile insurance. We continue to look for appropriate opportunities to diversify our business portfolio by offering new lines of insurance in which we believe we have sufficient underwriting and claims expertise. However, because of our limited history in these new lines, there is limited financial information available to help us estimate sufficient reserve amounts for these lines and to help evaluate whether we will be able to successfully develop these new lines or the likely ultimate losses and expenses associated with these new lines. Due to our limited history in these lines, we may have less experience managing their development and growth than some of our competitors. Additionally, there is a risk that the lines of business into which we expand will not perform at the levels we anticipate.

We may be unable to manage effectively our rapid growth in our lines of business, which may adversely affect our results.

        We have experienced substantial increases in premium in many of our lines of business over the past few years. For example, gross written premium in the specialty liability line increased 14.4% from 2003 to 2004, 13.4% from 2002 to 2003, 109.8% from 2001 to 2002 and 94.4% from 2000 to 2001 due to increased rates and underwriting more business. Gross written premium in the marine line for our insurance companies increased 7.1%, 9.6% and 65.5% in 2004, 2003 and 2002, respectively, due to an increase in premium rates resulting in higher premiums on new and renewal business, as well as underwriting new business. In addition, since late 2001 we have been underwriting several new lines of business, including professional liability, commercial automobile and personal umbrella insurance. In December 2004, we hired a group of experienced underwriters to expand our excess casualty business, particularly the commercial excess and umbrella liability business. We formed Navigators NV in January 2005, a subsidiary of NUAL. Navigators NV is located in Antwerp, Belgium, and will focus on transport liability, cargo and marine liability business.

        To control our growth effectively, we must successfully manage our new and existing lines of business. This process will require substantial management attention and additional financial resources. In addition, our growth is subject to, among other risks, the risk that we may experience difficulties and incur expenses related to hiring and retaining a technically proficient workforce. Accordingly, we may fail to realize the intended benefits of expanding into new specialty lines and we may fail to realize value from such lines relative to the resources that we invest in them. Any difficulties associated with expanding our current and future lines of business could adversely affect our results of operations.

We may incur additional losses if our loss reserves are insufficient.

        We maintain loss reserves to cover our estimated ultimate unpaid liability for losses and loss adjustment expenses with respect to reported and unreported claims incurred as of the end of each accounting period. Reserves do not represent an exact calculation of liability, but instead represent estimates, generally utilizing actuarial projection techniques at a given accounting date. These reserve estimates are expectations of what the ultimate settlement and administration of claims will cost based on our assessment of facts and circumstances then known, review of historical settlement patterns, estimates of trends in claims severity, frequency, legal theories of liability and other factors. Both internal and external events, including changes in claims handling procedures, economic inflation, legal trends and legislative changes, may affect the reserve estimation process. Many of these items are not directly quantifiable, particularly on a prospective basis. Additionally, there may be significant lags between the occurrence of the insured event and the time it is actually reported to the insurer. We continually refine reserve estimates in a regular ongoing process as historical loss experience develops and additional claims are reported and settled. Adjustments to reserves are reflected in the results of the periods in which the estimates are changed. Because establishment of reserves is an inherently uncertain process involving estimates, currently established reserves may not be sufficient. If estimated reserves are insufficient, we will incur additional income statement charges. For additional information relating to reserve deficiencies in each of the years 1994 to 2002, see "Business—Loss Reserves" in this prospectus supplement.

        Our loss reserves include amounts related to short tail and long tail classes of business. Short tail business means that claims are generally reported quickly upon occurrence of an event, making estimation of loss reserves less complex. For the long tail lines, significant periods of time, ranging up to several years or more, may elapse between the occurrence of the loss, the reporting of the loss and the settlement of the claim. The longer the time span between the incidence of a loss and the settlement of the claim, the more likely the ultimate settlement amount will vary. Our longer tail business includes general liability, including California construction defect claims, as well as historical claims for asbestos and environmental exposures through our marine and aviation businesses and claims relating to our run-off businesses. Generally, reserves for asbestos and environmental exposures may be more difficult to estimate compared with reserves for our other long tail business. Our professional liability business, though long tail with respect to settlement period, is produced on a claims-made basis (which means that the policy in-force at the time the claim is filed, rather than the policy in-force at the time the loss occurred, provides coverage) and is therefore, we believe, less likely to result in a significant time lag between the occurrence of the loss and the reporting of the loss. There can be no assurance, however, that we will not suffer substantial adverse prior period development in our business in the future.

We may not have access to adequate reinsurance to protect us against losses.

        We purchase reinsurance by transferring part of the risk we have assumed to a reinsurance company in exchange for part of the premium we receive in connection with the risk. The availability and cost of reinsurance are subject to prevailing market conditions, both in terms of price and available capacity, which can affect our business volume and profitability. Our reinsurance programs are generally subject to renewal on an annual basis. If we are unable to renew our expiring facilities or to obtain new reinsurance facilities, in either case upon terms and at a price acceptable to us, either our net exposures would increase, which could increase our costs, or, if we were unwilling to bear an increase in net exposures, we would have to reduce the level of our underwriting commitments, especially catastrophe exposed risks, which would reduce our revenues and possibly net income.

Our reinsurers, including the other participants in the marine pool, may not pay on losses in a timely fashion, or at all, which may increase our costs.

        Although reinsurance makes the reinsurer liable to us to the extent the risk is transferred or ceded to the reinsurer, ceded reinsurance arrangements do not eliminate our obligation to pay claims to our policyholders. Accordingly, we bear credit risk with respect to our reinsurers. Specifically, our reinsurers may not pay claims made by us on a timely basis, or they may not pay some or all of these claims. Either of these events would increase our costs and could have a material adverse effect on our business. See "Business—Legal Proceedings" for a discussion of the legal proceeding involving Equitas, a lead reinsurer participating on excess of loss reinsurance agreements.

        The operations of the marine pool also expose us to reinsurance credit risk. Since 1998, all business underwritten by the marine pool has been written with Navigators Insurance Company as the primary insurer. Navigators Insurance Company then reinsures its exposure in the marine pool to the other participants based on their percentage participation. From 1983 until 1998, Navigators Insurance Company was the primary insurer for some of the pool business in excess of its participation amount. As a result of this arrangement, we remain primarily liable for claims arising out of those policies written by Navigators Insurance Company on behalf of the marine pool even if one or more of the other participants do not pay the claims they reinsured, which could have a material adverse effect on our business.

Intense competition for our products could harm our ability to maintain or increase our profitability and premium volume.

        The property and casualty insurance industry is highly competitive. We face competition from both domestic and foreign insurers, many of whom have longer operating histories and greater financial, marketing and management resources. Competition in the types of insurance in which we are engaged is based on many factors, including our perceived overall financial strength, pricing and other terms and conditions of products and services offered, business experience, marketing and distribution arrangements, agency and broker relationships, levels of customer service (including speed of claims payments), product differentiation and quality, operating efficiencies and underwriting. Furthermore, insureds tend to favor large, financially strong insurers, and we face the risk that we will lose market share to higher rated insurers.

        The entry of banks and brokerage firms into the insurance business poses new challenges for insurance companies and agents. These challenges from industries traditionally outside the insurance business could heighten the competition in the property and casualty industry.

        We may have difficulty in continuing to compete successfully on any of these bases in the future. If competition limits our ability to write new business at adequate rates, our ability to transact business would be materially and adversely affected and our results of operations would be adversely affected.

We may be unable to attract and retain qualified employees.

        We depend on our ability to attract and retain qualified executive officers, experienced underwriters and claims professionals and other skilled employees who are knowledgeable about our specialty lines of business. If the quality of our executive officers, underwriting or claims team and other personnel decreases, we may be unable to maintain our current competitive position in the specialty markets in which we operate and be unable to expand our operations into new specialty markets.

Increases in interest rates may cause us to experience losses.

        Because of the unpredictable nature of losses that may arise under insurance policies, we may require substantial liquidity at any time. Our investment portfolio, which consists largely of fixed-income investments, is our principal source of liquidity. The market value of our fixed-income investments is subject to fluctuation depending on changes in prevailing interest rates and various other factors. We do not hedge our investment portfolio against interest rate risk. Increases in interest rates during periods when we must sell fixed-income securities to satisfy liquidity needs may result in realized losses.

A downgrade in our ratings could adversely impact the competitive positions of our operating businesses.

        Ratings are a critical factor in establishing the competitive position of insurance companies. Our insurance companies are rated by A.M. Best Company and Standard & Poor's. A.M. Best Company's and Standard & Poor's ratings reflect their opinions of an insurance company's financial strength, operating performance, strategic position and ability to meet its obligations to policyholders, and are not evaluations directed to investors. Our ratings are subject to periodic review by A.M. Best Company and Standard & Poor's, and we cannot assure the continued maintenance of our current ratings. The current rating by A.M. Best of Navigators Insurance Company and NIC Insurance Company is "A" (Excellent). The current rating by Standard & Poor's of Navigators Insurance Company and NIC Insurance Company is "A" (Strong).

        Because these ratings have become an increasingly important factor in establishing the competitive position of insurance companies, if these ratings are reduced, our competitive position in the industry, and therefore our business, could be adversely affected. A significant downgrade could result in a substantial loss of business as policyholders might move to other companies with higher claims-paying and financial strength ratings. There can be no assurance that our current ratings will continue for any given period of time.

Continued or increased premium levies by Lloyd's for the Lloyd's Central Fund and cash calls for trust fund deposits or a significant downgrade of Lloyd's A.M. Best rating could materially and adversely affect us.

        The Lloyd's Central Fund protects Lloyd's policyholders against the failure of a member of Lloyd's to meet its obligations. The Central Fund is a mechanism which in effect "mutualizes" unpaid liabilities among all members, whether individual or corporate. The fund is available to back Lloyd's policies issued after 1992. Lloyd's requires members to contribute to the Central Fund, normally in the form of an annual contribution, although a special contribution may be levied. The Council of Lloyd's has discretion to call up to 3% of underwriting capacity in any one year. See "Business—Lloyd's Operations" in this prospectus supplement.

        Policies issued before 1993 have been reinsured by Equitas, an independent insurance company authorized by the Financial Services Authority. However, if Equitas were to fail or otherwise be unable to meet all of its obligations, Lloyd's may take the view that it is appropriate to apply the Central Fund to discharge those liabilities Equitas failed to meet. In that case, the Council of Lloyd's may resolve to impose a special or additional levy on the existing members, including Lloyd's corporate members, to satisfy those liabilities. See "Business—Legal Proceedings" for a discussion of the current legal proceeding involving Equitas.

        Additionally, Lloyd's insurance and reinsurance business is subject to local regulation, and regulators in the United States require Lloyd's to maintain certain minimum deposits in trust funds as protection for policyholders in the United States. These deposits may be used to cover liabilities in the event of a major claim arising in the United States and Lloyd's may require us to satisfy cash calls to meet claims payment obligations and maintain minimum trust fund amounts.

        Any premium levy or cash call would increase the expenses of Millennium Underwriting Ltd. and Navigators Corporate Underwriters Ltd., our corporate members, without providing compensating revenues, and could have a material adverse effect on our results.

        The Lloyd's of London market is currently rated "A" (Excellent) by A.M. Best and "A" by Standard & Poor's. We believe that in the event that Lloyd's rating is downgraded below "A-" in the future, the downgrade could have a material adverse effect on our ability to underwrite business through our Lloyd's Operations and therefore on our financial condition or results of operations.

Our businesses are heavily regulated, and changes in regulation may reduce our profitability and limit our growth.

        Our insurance subsidiaries are subject to extensive regulation and supervision in the jurisdictions in which they conduct business. This regulation is generally designed to protect the interests of policyholders, as opposed to insurers and their stockholders and other investors, and relates to authorization for lines of business, capital and surplus requirements, investment limitations, underwriting limitations, transactions with affiliates, dividend limitations, changes in control, premium rates and a variety of other financial and nonfinancial components of an insurance company's business.

        Virtually all states require insurers licensed to do business in that state to bear a portion of the loss suffered by some insureds as the result of impaired or insolvent insurance companies. The effect of these arrangements could reduce our profitability in any given period or limit our ability to grow our business.

        In recent years, the state insurance regulatory framework has come under increased federal scrutiny, and some state legislatures have considered or enacted laws that may alter or increase state authority to regulate insurance companies and insurance holding companies. Further, the National Association of Insurance Commissioners, or NAIC, and state insurance regulators are re-examining existing laws and regulations, specifically focusing on modifications to holding company regulations, interpretations of existing laws and the development of new laws. Any proposed or future legislation or NAIC initiatives may be more restrictive than current regulatory requirements or may result in higher costs.

        In response to the September 11, 2001 terrorist attacks, the United States Congress has enacted legislation designed to ensure, among other things, the availability of insurance coverage for terrorist acts, including the requirement that insurers make such coverage available in certain circumstances. The Terrorism Risk Insurance Act of 2002 ("TRIA") established a program under which the federal government will share the risk of loss from certain acts of international terrorism with the insurance industry. As a result, when policyholders elect to purchase the terrorism coverage we make available pursuant to TRIA, we will be prohibited from adding certain terrorism exclusion clauses to the policies written by insurers in our group that write business in the U.S. While these insurers are protected by federally funded terrorism reinsurance as provided for in TRIA, there is a substantial deductible that must be met, the payment of which could have an adverse effect on our results of operations. Potential future changes to TRIA could also adversely affect us by causing our reinsurers to increase prices or withdraw from certain markets where terrorism coverage is required. TRIA expires at the end of 2005 and it is uncertain whether or not, and on what terms, the U.S. Congress will renew TRIA.

        Our United Kingdom subsidiaries and our Lloyd's Operations are subject to regulation by the Financial Services Authority, as established by the Financial Services and Markets Act 2000. Our Lloyd's Operations are also subject to regulation by the Council of Lloyd's. The Financial Services Authority has been granted broad authorization and intervention powers as they relate to the operations of all insurers, including Lloyd's syndicates, operating in the United Kingdom. Lloyd's operates under a self-regulatory regime arising under the Lloyd's Act 1982 and the Financial Services and Markets Act and has the power to set, interpret and change the rules which govern the operation of the Lloyd's market. Lloyd's prescribes, in respect of its managing agents and corporate members, certain minimum standards relating to their management and control, solvency and various other requirements. The Financial Services Authority monitors the Lloyd's market to ensure that managing agents' compliance with the systems and controls prescribed by Lloyd's enables those managing agents to comply with its relevant requirements. If it appears to the Financial Services Authority that either Lloyd's is not fulfilling its delegated regulatory responsibilities, or that managing agents are not complying with the applicable regulatory sections or market requirements prescribed by Lloyd's, the Financial Services Authority may intervene in its discretion.

The inability of our subsidiaries to pay dividends to us in sufficient amounts would harm our ability to meet our obligations.

        We are a holding company and rely primarily on dividends from our subsidiaries to meet our obligations for payment of interest and principal on outstanding debt obligations and corporate expenses. The ability of our insurance subsidiaries to pay dividends to us in the future will depend on their statutory surplus, on earnings and on regulatory restrictions. For a discussion of our insurance subsidiaries' current dividend-paying ability, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" included herein. We and our underwriting subsidiaries are subject to regulation by some states as an insurance holding company. Such regulation generally provides that transactions between companies within our consolidated group must be fair and equitable. Transfers of assets among affiliated companies, certain dividend payments from underwriting subsidiaries and certain material transactions between companies within our consolidated group may be subject to prior notice to, or prior approval by, state regulatory authorities. Our underwriting subsidiaries are also subject to licensing and supervision by government regulatory agencies in the jurisdictions in which they do business. These regulations may set standards of solvency that must be met and maintained, such as the nature of and limitations on investments, the nature of and limitations on dividends to policyholders and stockholders and the nature and extent of required participation in insurance guaranty funds. These regulations may affect our subsidiaries' ability to provide us with dividends.

Although publicly traded, the trading market in our common stock has less liquidity than the average trading market for a stock quoted on the NASDAQ National Market.

        Although our common stock is listed for trading on the NASDAQ National Market, the trading market in our common stock has less liquidity than the average trading market for companies quoted on the NASDAQ National Market. As of September 30, 2005, we had 12,792,257 shares of outstanding common stock. As of such date, Mr. Deeks beneficially owned approximately 23.5% of our common stock and certain instruments of trust holding shares of our common stock for the benefit of Mr. Deeks' children and grandchildren owned approximately 5.2% of our common stock. Although we believe that this offering will improve the liquidity of the market for our common stock, there is no assurance that the offering will increase the volume of trading in our common stock.

Anti-takeover provisions affecting us could prevent or delay a change of control that would be beneficial to you.

        Provisions of our restated certificate of incorporation, as amended, by-laws, and provisions of applicable Delaware law and applicable foreign, federal and state rules and regulations, may discourage, delay or prevent a merger, tender offer or other change of control that holders of our securities may consider favorable. Certain of these provisions impose various procedural and other requirements that could make it more difficult for our stockholders to effect certain corporate actions. These provisions could:

  •
  have the effect of delaying, deferring or preventing a change in control of us;

  •
  discourage bids for our securities at a premium over the market price;

  •
  adversely affect the market price of, and the voting and other rights of the holders of, our securities; or

  •
  impede the ability of the holders of our securities to change our management.

        See "Description of Capital Stock" in the accompanying prospectus for a summary of these provisions.

USE OF PROCEEDS

        We intend to use the net proceeds from the sale of shares of our common stock in this offering:

  •
  to make contributions to the capital and surplus of one or both of our insurance company subsidiaries; and

  •
  for other general corporate purposes.

        Pending application of the net proceeds, we may invest the proceeds in short-term or medium-term securities.

CAPITALIZATION

        The table below shows our capitalization on a consolidated basis as of June 30, 2005. The "As Adjusted" column reflects our capitalization after giving effect to this offering of shares of our common stock and our use of the net proceeds from the offering. Our capitalization is based upon a public offering price of $34.50 per share, after deducting underwriting discounts and commissions and estimated offering expenses, and assuming no exercise of the underwriters' over-allotment option.

        You should read this table along with the information presented in our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. See "Where You Can Find More Information About Us" in this prospectus supplement.

	As of June 30, 2005
	Actual	As Adjusted(1)
	(Unaudited) (In thousands, except per share data)
Stockholders' equity:
Preferred stock, $.10 par value, authorized 1,000,000 shares, none issued	$—	$—
Common stock, $.10 par value, 20,000,000 shares authorized; issued and outstanding: 12,780,833 actual and 16,080,833 as adjusted	1,278	1,608
Additional paid-in capital	157,059	264,317
Retained earnings	184,316	184,316
Accumulated other comprehensive income	9,420	9,420

Total stockholders' equity	$352,073	$459,661

(1)
Excludes the impact of Hurricanes Katrina and Rita. See "Summary—Recent Developments" in this prospectus supplement.

SHARES OF COMMON STOCK PRICE RANGE AND DIVIDENDS

        Our common stock is traded over-the-counter on the NASDAQ National Market under the symbol "NAVG." Over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions.

        The high and low bid prices and the closing price for the periods indicated are as follows:

	High	Low	Close
Quarter ended March 31, 2003	$26.46	$22.80	$25.72
Quarter ended June 30, 2003	$30.51	$23.95	$29.82
Quarter ended September 30, 2003	$35.42	$28.05	$32.50
Quarter ended December 31, 2003	$33.93	$28.65	$30.87
Quarter ended March 31, 2004	$33.37	$27.38	$28.78
Quarter ended June 30, 2004	$29.81	$25.80	$28.89
Quarter ended September 30, 2004	$30.42	$26.74	$29.24
Quarter ended December 31, 2004	$30.28	$27.15	$30.11
Quarter ended March 31, 2005	$33.80	$28.46	$33.15
Quarter ended June 30, 2005	$35.85	$30.37	$34.57
Quarter ended September 30, 2005	$38.35	$31.77	$37.32
October 1, 2005 through October 12, 2005	$38.89	$35.36	$35.78

        There were approximately 186 holders of record of shares of our common stock as of September 30, 2005. However, management believes that there are in excess of 1,000 beneficial owners of our common stock.

        We have never paid or declared any cash dividends on our common stock. While there presently is no intention to pay cash dividends on the common stock, future declarations, if any, are at the discretion of our Board of Directors and the amounts of such dividends will be dependent upon, among other factors, our earnings, our financial condition and business needs, restrictive covenants under our credit facility and any other debt arrangements, the capital and surplus requirements of our subsidiaries and applicable government regulations.

SELECTED FINANCIAL INFORMATION

        The following table sets forth selected financial information for the periods ended and as of the dates indicated. The selected data presented below under the captions "Operating Information" and "Balance Sheet Information" for, and as of the end of, each of the years in the five-year period ended December 31, 2004, are derived from our consolidated financial statements, which financial statements have been audited by KPMG LLP, an independent registered public accounting firm. The consolidated financial statements as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, and the report thereon, are incorporated by reference in this prospectus supplement. The selected financial information for the six months ended and as of June 30, 2005 and 2004 presented below is derived from our unaudited consolidated financial statements. These historical results are not necessarily indicative of results to be expected from any future period. Results for the interim periods are not necessarily indicative of results to be expected for the entire year. You should read this selected financial information together with our consolidated financial statements and related notes and the section of this prospectus supplement entitled, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Six Months Ended June 30,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	($ in thousands, except per share data)
Operating Information:
Gross written premium	$407,129	$357,577	$696,146	$606,492	$447,838	$278,194	$188,425
Net written premium	210,347	169,624	312,730	307,128	266,090	172,535	108,093
Net earned premium	163,370	149,489	310,995	277,651	222,104	150,244	97,240
Net investment income	16,583	12,527	26,795	19,550	18,058	19,354	18,447
Net realized capital gains	583	317	922	1,875	1,668	790	265
Total revenues	184,687	165,215	343,029	304,718	248,478	171,174	120,084
Income before income taxes	30,937	26,951	52,092	2,792	22,216	5,360	10,338
Net income	20,979	17,950	34,865	7,685	16,397	3,668	7,032
Net income per share:
Basic	$1.65	$1.43	$2.77	$0.81	$1.94	$0.44	$0.84
Diluted	$1.64	$1.42	$2.74	$0.80	$1.89	$0.43	$0.84
Average common shares (000s):
Basic	12,720	12,570	12,598	9,446	8,463	8,419	8,414
Diluted	12,815	12,671	12,715	9,585	8,676	8,547	8,414
Combined loss & expense ratio(1)	91.3%	88.8%	90.1%	104.0%	98.5%	104.1%	101.1%
Balance Sheet Information (at end of year):
Total investments and cash	$965,043	$771,354	$854,933	$693,592	$452,885	$333,090	$293,480
Total assets	1,927,872	1,593,120	1,756,678	1,379,458	917,919	712,757	616,016
Gross loss and LAE reserves	1,005,838	844,443	966,117	724,612	489,642	401,177	357,674
Net loss and LAE reserves	499,296	419,656	463,788	374,171	264,647	202,759	174,883
Notes payable	-	-	-	-	14,500	19,000	22,000
Stockholders' equity	352,073	302,356	328,578	290,028	171,275	147,206	143,480
Common shares outstanding (000s)	12,781	12,596	12,657	12,535	8,486	8,427	8,414
Book value per share(2)	$27.55	$24.00	$25.96	$23.14	$20.18	$17.47	$17.05

(1)
Calculated on a GAAP basis.

(2)
Calculated as stockholders' equity divided by actual shares outstanding as of the date indicated.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and accompanying notes which are incorporated by reference into this prospectus supplement. It contains forward-looking statements that involve risks and uncertainties. Please see "Note on Forward-Looking Statements" for more information. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus supplement, particularly under the headings "Risk Factors" and "Note on Forward-Looking Statements."

Overview

        We are an international insurance holding company focusing on specialty products for niches within the overall property/casualty insurance market. Our largest product line and most long-standing area of specialization is ocean marine insurance. We have also developed specialty niches in professional liability insurance, and in specialty liability insurance primarily consisting of contractors' liability coverages. We conduct operations through our insurance company subsidiaries, the Navigators Agencies and our Lloyd's Operations. Our insurance company subsidiaries consist of Navigators Insurance Company which includes a United Kingdom Branch and NIC Insurance Company which writes excess and surplus lines. The Navigators Agencies consist of five wholly-owned insurance underwriting agencies which produce business for our insurance subsidiaries and unaffiliated insurers. Our Lloyd's operations include NUAL, a Lloyd's marine underwriting agency which manages Lloyd's Syndicate 1221. We participate in the capacity of Syndicate 1221 through two wholly owned Lloyd's corporate members.

        While management takes into consideration a wide range of factors in planning the Company's business strategy and evaluating results of operations, there are certain factors that management believes are fundamental to understanding how the Company is managed. First, underwriting profit is consistently emphasized as a primary goal, above premium growth. Management's assessment of our trends and potential growth in underwriting profit is the dominant factor in its decisions with respect to whether or not to expand a business line, enter into a new niche, product or territory or, conversely, to contract capacity in any business line. In addition, management focuses on managing the costs of our operations. Management believes that careful monitoring of the costs of existing operations and assessment of costs of potential growth opportunities are important to our profitability. Access to capital also has a significant impact on management's outlook for our operations. Our insurance company subsidiaries' operations and ability to grow their business and take advantage of market opportunities are particularly constrained by regulatory capital requirements and rating agency assessments of capital adequacy. For example, we contributed $95 million of the approximately $110.8 million in net proceeds we received from the October 2003 equity offering to the statutory surplus of Navigators Insurance Company in order to position the Company to be able to capitalize on domestic and international insurance business opportunities that management believed would be profitable.

        Although not a financial measure, management's decisions are also greatly influenced by access to specialized underwriting and claims expertise in our lines of business. We have chosen to operate in specialty niches with certain common characteristics which we believe provide us with the opportunity to use our technical underwriting expertise in order to realize underwriting profit. As a result, we have focused on underserved markets for businesses characterized by higher severity and low frequency of loss where we believe our intellectual capital and financial strength bring meaningful value. In contrast, we have avoided niches that we believe have a high frequency of loss activity and/or are subject to a high level of regulatory coverage requirements, such as workers compensation and personal automobile insurance, because we do not believe our technical expertise is of as much value in these types of businesses. Examples of niches that have the characteristics we look for include bluewater hull (which provides coverage for physical damage to, for example, highly valued cruise ships) and directors and officers liability (which covers litigation exposure of a corporation's directors and officers). These types of exposures require substantial technical expertise. We attempt to mitigate the financial impact of severe claims on our results by conservative and detailed underwriting, prudent use of reinsurance and a balanced portfolio of risks.

        Our revenue is primarily comprised of premiums, commission and investment income. Our insurance company subsidiaries derive their premiums primarily from business written by the Navigators Agencies. The Lloyd's Operations derive their premiums from business written by NUAL. The Navigators Agencies and NUAL receive commissions and, in some cases, profit commissions and service fees on the business produced on behalf of our insurance company subsidiaries and others.

        Over the past three years, we have experienced generally beneficial market changes in our lines of business. As a result of several large industry losses in the second quarter of 2001, the marine insurance market began to experience diminished capacity and rate increases, initially in the offshore energy line of business. The marine rate increases began to level off in 2004 and into 2005. Specialty liability losses, particularly for our California construction liability business, also resulted in diminished capacity in the market in which we compete, as many former competitors who lacked the expertise to selectively underwrite this business have been forced to withdraw from the market. Rates for the California construction liability business have started to level off in 2005 after rate increases in 2004 and 2003. In the professional liability market, the enactment of the Sarbanes-Oxley Act of 2002, together with recent financial and accounting scandals at publicly traded corporations and increased frequency of securities-related class action litigation, has led to an invigorated interest in professional liability insurance generally. These conditions resulted in rate increases in 2002 and 2003 as well as an overall improvement in policy terms and conditions for our professional liability line of business. The professional liability business experienced single digit premium rate decreases in 2004 and relatively level rates in the 2005 second quarter and first six months.

        Our business is cyclical and influenced by many factors. These factors include price competition, economic conditions, interest rates, natural or man-made disasters (for example hurricanes and terrorism), state regulations, court decisions and changes in the law. Additionally, because our insurance products must be priced, and premiums charged, before costs have fully developed, our liabilities are required to be estimated and recorded in recognition of future loss and settlement obligations. Due to the inherent uncertainty in estimating these liabilities, we cannot assure you that our actual liabilities will not exceed our recorded amounts.

Industry Investigations

        The insurance industry has become the subject of increasing scrutiny with respect to insurance broker and agent compensation arrangements, and certain sales practices. The New York State Attorney General and other state and federal regulators have commenced investigations and other proceedings relating to the payment of contingent commissions by insurance companies to insurance brokers and agents and the extent to which such compensation has been disclosed, and the solicitation and provision of fictitious or inflated quotes. These investigations and proceedings are expected to continue, and new investigative proceedings may be commenced, in the future. These investigations and proceedings could result in legal precedents and new industry-wide practices or legislation, rules or regulations that could significantly affect our industry and may also cause stock price volatility for companies in the insurance industry.

        We have completed our own internal review with respect to such contingent commission arrangements and the anti-competitive sales practices discussed above. In this internal inquiry, we did not find any evidence that we have engaged in the bid-rigging and price-fixing activities that are at the core of the industry investigations into these anti-competitive practices. In addition, as a result of this internal inquiry, we are developing internal guidelines with respect to future commission payment arrangements.

        Largely as a result of these industry investigations, contingent commission and other commission practice standards are currently evolving. For example, in December 2004 the National Association of Insurance Commissioners adopted an amendment to its Producer Licensing Model Act with respect to producer compensation disclosure obligations, and is considering further amendments to this Model Act. We are supportive of industry efforts to encourage transparency in the disclosure of contingent commissions paid to brokers by insurers and do not expect to be adversely impacted by legislative developments in this area.

        The reinsurance industry has also become the subject of increasing scrutiny with respect to the alleged improper use of reinsurance agreements to manipulate financial reporting results. The New York State Attorney General and other state and federal regulators have commenced investigations and other proceedings related to reinsurance agreements in which the insurance risk transferred between the ceding company and reinsurer may have been insufficient to properly account for such transactions as reinsurance in financial statements filed with insurance regulatory authorities and the SEC. Such transactions may include separate or "side" agreements that reduce, limit or mitigate the indemnification against loss or liability relating to the insurance risk transferred to the reinsurer in a reinsurance agreement.

        As a result of these industry investigations, accounting and reporting requirements for reinsurance transactions, including risk transfer guidance used to determine when sufficient insurance risk has been transferred by the ceding company to properly account for such transactions as reinsurance, may change.

        We believe that all of our reinsurance transactions meet the risk transfer requirements to be accounted for as prospective reinsurance in our financial statements, and also believe we have no separate side agreements that would limit the insurance risk transferred to the reinsurer under our reinsurance agreements. We are unable to determine what reinsurance industry financial reporting changes, if any, could occur as a result of such investigations or the effects, if any, on our financial reporting of reinsurance transactions.

Critical Accounting Policies

        It is important to understand our accounting policies in order to understand our financial statements. Management considers certain of these policies to be critical to the presentation of the financial results, since they require management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures at the financial reporting date and throughout the reporting period. Certain of the estimates result from judgments that can be subjective and complex, and consequently actual results may differ from these estimates, which would be reflected in future periods.

        Our most critical accounting policies involve the reporting of the reserves for losses and loss adjustment expenses ("LAE") (including losses that have occurred but were not reported to us by the financial reporting date), reinsurance recoverables, written and unearned premium, the recoverability of deferred tax assets, the impairment of invested assets, accounting for Lloyd's results and the translation of foreign currencies.

        Reserves for Losses and LAE.    Reserves for losses and LAE represent an estimate of the expected cost of the ultimate settlement and administration of losses, based on facts and circumstances then known. Actuarial methodologies are employed to assist in establishing such estimates and include judgments relative to estimates of future claims severity and frequency, length of time to develop to ultimate, judicial theories of liability and other third party factors which are often beyond our control. Due to the inherent uncertainty associated with the reserving process, the ultimate liability may be different from the original estimate. Such estimates are regularly reviewed and updated and any resulting adjustments are included in the current year's results.

        Reinsurance Recoverables.    Reinsurance recoverables are established for the portion of the loss reserves that are ceded to reinsurers. Reinsurance recoverables are determined based upon the terms and conditions of reinsurance contracts which could be subject to interpretations that differ from our own based on judicial theories of liability. In addition, we bear credit risk with respect to our reinsurers which can be significant considering that certain of the reserves remain outstanding for an extended period of time. We are required to pay losses even if a reinsurer fails to meet its obligations under the applicable reinsurance agreement.

        Written and Unearned Premium.    Written premium is recorded based on the insurance policies that have been reported to us and the policies that have been written by agents but not yet reported to us. We must estimate the amount of written premium not yet reported based on judgments relative to current and historical trends of the business being written. Such estimates are regularly reviewed and updated and any resulting adjustments are included in the current year's results. An unearned premium reserve is established to reflect the unexpired portion of each policy at the financial reporting date.

        Deferred Tax Assets.    We apply the asset and liability method of accounting for income taxes whereby deferred assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that the deferred tax assets will be realized.

        Impairment of Investment Securities.    Impairment of investment securities results in a charge to operations when a market decline below cost is other-than-temporary. Management regularly reviews our fixed maturity and equity securities portfolios to evaluate the necessity of recording impairment losses for other-than-temporary declines in the fair value of investments. A number of criteria are considered during this process including, but not limited to: the current fair value as compared to cost or amortized cost, as appropriate, of the security; the length of time the security's fair value has been below cost or amortized cost, and by how much; and specific credit issues related to the issuer and current economic conditions. In general, we focus our attention on those securities whose market value was less than 80% of their cost or amortized cost, as appropriate, for six or more consecutive months. Other factors considered in evaluating potential impairment include the current fair value as compared to cost or amortized cost, as appropriate, our intent and ability to retain the investment for a period of time sufficient to allow for an anticipated recovery in value, specific credit issues related to the issuer and current economic conditions. Other-than-temporary impairment losses result in a permanent reduction of the cost basis of the underlying investment. Significant changes in the factors we consider when evaluating investments for impairment losses could result in a significant change in impairment losses reported in the consolidated financial statements.

        Accounting for Lloyd's Results.    We record our pro rata share of Lloyd's Syndicate 1221 assets, liabilities, revenues and expenses, after making adjustments to convert Lloyd's accounting to U.S. GAAP. The most significant GAAP adjustments relate to income recognition. Lloyd's syndicates determine underwriting results by year of account at the end of three years. We record adjustments to recognize underwriting results as incurred, including the expected ultimate cost of losses incurred. These adjustments to losses are based on actuarial analysis of syndicate accounts, including forecasts of expected ultimate losses provided by the syndicate. At the end of the Lloyd's three-year period for determining underwriting results for an account year, the syndicate will close the account year by reinsuring outstanding claims on that account year with the participants for the account's next underwriting year. The amount to close an underwriting year into the next year is referred to as the reinsurance to close ("RITC"). The RITC transaction is recorded in the fourth quarter as additional written and earned premium, losses incurred, loss reserves and receivables, all in the same amount. There are no gains or losses recorded on the RITC.

        Translation of Foreign Currencies.    Financial statements of subsidiaries expressed in foreign currencies are translated into U.S. dollars in accordance with SFAS No. 52, Foreign Currency Translation, issued by the FASB. Under SFAS 52, functional currency assets and liabilities are translated into U.S. dollars using period end rates of exchange and the related translation adjustments are recorded as a separate component of accumulated other comprehensive income. Functional currencies are generally the currencies of the local operating environment. Statement of income amounts expressed in functional currencies are translated using average exchange rates. Gains and losses resulting from foreign currency transactions are recorded in other income (expense) in the Company's Consolidated Statements of Income.

  Six Months Ended June 30, 2005 Compared to Six Months Ended June 30, 2004

RESULTS OF OPERATIONS AND OVERVIEW

        The following is a discussion and analysis of our consolidated and segment results of operations for the six month periods ended June 30, 2005 and 2004. All earnings per share data is presented on a per diluted share basis.

        Our 2005 and 2004 six months' overall results of operations reflect improved market conditions beginning in late 2000 through 2003 that continued at a reduced rate through 2004 and are showing signs of softening in 2005. Net income for the first six months of 2005 and 2004 was $21.0 million or $1.64 per share and $18.0 million or $1.42 per share, respectively.

        The 2005 six month period includes after-tax realized capital gains (loss) of $0.03 per share, compared to $0.02 per share for the comparable 2004 period.

        We experienced premium growth as measured by net earned premium in the first six months of 2005 of $163.4 million compared to $149.5 million in the first six months of 2004, a 9% increase, primarily due to the March 31, 2005 cancellation of the quota share reinsurance treaty for the specialty business and, to a lesser extent, business expansion and increased premium rates.

        The Company's combined ratio, which is a measure of underwriting profitability, for the first six months of 2005 was 91.3% compared to 88.8% for the 2004 first six months. The combined ratio for the 2004 six month period was favorably impacted by 2.7 loss ratio points, for a redundancy of prior year loss reserves in our Lloyd's operations. The 2005 second quarter net income includes a $0.05 per share benefit from the receipt of a non-recurring profit commission which reduced commission expense and the combined ratio for the 2005 second quarter by 1.0 expense ratio point.

        Cash flow from operations increased to $115.9 million for the first six months of 2005 compared to $93.2 million for the first six months of 2004. The positive cash flow contributed to the growth in invested assets and net investment income.

        Included in the 2005 first quarter cash flow is approximately $24 million attributable to the settlement of the RITC premium recorded by Lloyd's Syndicate 1221 in the 2004 fourth quarter representing the transfer of assets and liabilities from the participants of the 2002 underwriting year to the participants of the 2003 underwriting year. We had increased our participation in Syndicate 1221 to 97.4% for the 2003 underwriting year from 68.1% for the 2002 underwriting year. Approximately 70% of the RITC settlement was recorded as interest-earning funds withheld for reinsurers of the syndicate to be distributed to third party participants of the 2002 year of account. The RITC settlement payment was partially paid in the 2005 second quarter and the remainder is expected to be paid in the 2005 third quarter. Included in the 2005 second quarter cash flow is approximately $8 million related to a subrogation recovery collected on behalf of quota share reinsurers which has been recorded as other liabilities on the balance sheet.

        Consolidated stockholders' equity increased 7.2% to $352.1 million or $27.55 per share at June 30, 2005 compared to $328.6 million or $25.96 per share at December 31, 2004. The increase was primarily due to net income of $21.0 million for the first six months of 2005.

        Revenues.    Gross written premium increased to $407.1 million in the first six months of 2005, from $357.6 million in the first six months of 2004, a 14% increase for the first six months. The growth in gross written premium reflects a combination of business expansion in both new and existing lines of business coupled with premium rate changes on renewal policies. The premium rate increases or decreases noted below for marine, specialty and professional liability are calculated primarily by comparing premium amounts on policies that have renewed. The premiums are judgmentally adjusted for exposure factors when deemed significant and sometimes represent an aggregation of several lines of business. The rate changes calculations provide an indicated pricing trend and are not meant to be a precise analysis of the numerous factors that affect premium rates or the adequacy of such rates to cover all underwriting costs and generate an underwriting profit. The calculation can also be affected quarter by quarter depending on the particular policies and the number of policies that renew during that period. Due to market conditions, these rate changes may or may not apply to new business which may be more competitively priced compared to renewal business. The following table sets forth our gross and net written premium and net earned premium by segment and line of business for the six months ended June 30, 2005 and 2004:

	Six Months Ended June 30,
	2005				2004
	Gross Written Premium	%	Net Written Premium	Net Earned Premium	Gross Written Premium	%	Net Written Premium	Net Earned Premium
	($ in thousands)
Insurance Companies:
Marine	$128,416	31.5%	$56,811	$43,209	$110,999	31.0%	$45,642	$41,262
Specialty	93,147	22.9	69,678	49,464	71,714	20.1	39,552	42,904
Professional Liability	39,180	9.6	14,510	13,707	33,260	9.3	12,376	8,507
Assumed from Lloyd's	(805)	-0.2	(796)	36	3,342	0.9	3,135	12,283
Other (includes run-off)	30	0.0	53	54	122	0.0	5	8

Insurance Companies Total	259,968	63.8	140,256	106,470	219,437	61.3	100,710	104,964

Lloyd's Operations:
Marine	121,120	29.7	62,790	55,190	128,757	36.0	63,038	42,843
Professional Liability	1,587	0.5	624	166	—	0.0	—	—
Other	23,670	5.8	6,677	1,544	12,709	3.6	5,876	1,682

Lloyd's Operations Total	146,377	36.0	70,091	56,900	141,466	39.6	68,914	44,525

Intercompany elimination	784	0.2	—	—	(3,326)	-0.9	—	—

Total	$407,129	100.0%	$210,347	$163,370	$357,577	100.0%	$169,624	$149,489

  Gross Written Premium

  Insurance Companies' Gross Written Premium

        Marine Premium.    The marine gross written premium for the first six months of 2005 increased 16% compared to the first six months of 2004, due to growth across several lines of business including cargo, offshore energy and protection & indemnity. The average renewal premium rates during the first six months of 2005 increased by less than 1%. Navigators Insurance Company obtains its marine business through participation in the marine pool managed by the Navigators Agencies. Its participation is 85% for the 2005 underwriting year compared to 80% for the 2004 underwriting year.

        Specialty Premium.    This business consists of 67% general liability business for small general and artisan contractors, 13% personal umbrella business and 20% other targeted commercial risks. The specialty gross written premium for the first six months of 2005 increased 30% compared to the first six months of 2004 reflective of growth across all lines of business and premiums generated from our excess casualty business, which started in the first quarter of 2005. The average renewal premium rates increased 2% in the contractors' liability business in the first six months of 2005.

        Professional Liability Premium.    Our insurance company subsidiaries write professional liability insurance, of which 58% represents directors and officers, or D&O, liability insurance for privately held and publicly traded corporations. In 2002, the professional liability business was expanded to include errors and omissions insurance and employment practices liability coverages. Commencing in October 2004, our United Kingdom Branch began writing professional liability coverages for U.K. solicitors and, in 2005, we began writing professional liability coverages for architects and engineers. Average overall renewal premium rates for this business increased approximately 1% in the first six months of 2005, with D&O rates declining approximately 3% in both the first six months of 2005.

        Assumed from Lloyd's Operations Premium.    During 2002 and 2003, the Insurance Companies participated in quota share treaties written by the Company's Lloyd's operations. The participations included marine and energy business.

  Lloyd's Operations' Gross Written Premium

        Marine Premium.    Our gross written premium is based on the stamp capacity of Syndicate 1221 and the percentage of such stamp capacity we provide. Our percentage of participation in the stamp capacity is 97.5% for 2005 compared to 97.4% for 2004. Stamp capacity is a measure of the amount of premium a Lloyd's syndicate is authorized to write as determined based on a business plan approved by the Council of Lloyd's. The stamp capacity for Syndicate 1221 has been reduced to £135 million ($252.9 million) in 2005 from £150 million ($275.0 million) in 2004, reflective of unused stamp capacity in 2004 coupled with anticipated declining market conditions in 2005. The marine gross written premium decreased 6% for the first six months of 2005 compared to the first six months of 2004. The average renewal premium rates increased approximately 1% for the first six months of 2005.

        Professional Liability Premium.    The Syndicate commenced writing international D&O business during the 2005 second quarter and produced $1.6 million of gross written premium.

        Other Premium.    Other premium consists of premium for engineering and construction business which provides coverage for construction projects including machinery, equipment and loss of use due to delays and of premium for onshore energy business which principally focuses on the oil and gas, chemical and petrochemical industries with coverages primarily for property damage and business interruption.

        Ceded Written Premium.    In the ordinary course of business, we reinsure certain insurance risks with unaffiliated insurance companies for the purpose of limiting our maximum loss exposure, protecting against catastrophic losses, and maintaining desired ratios of net premiums written to statutory surplus. The relationship of ceded to written premium varies based upon the types of business written and whether the business is written by our insurance company subsidiaries or the Lloyd's Operations.

        The following table sets forth our ceded written premium by segment and major lines of business for the six months ended June 30, 2005 and 2004:

	Six Months Ended June 30,
	2005		2004
	2005 Ceded Written Premium	% of Gross Written Premium	Ceded Written Premium	% of Gross Written Premium
	($ in thousands)
Insurance Companies:
Marine	$71,605	55.8%	$65,357	58.9%
Specialty	23,469	25.2	32,162	44.8
Professional Liability	24,670	63.0	20,884	62.8
Assumed from Lloyd's	(9)	1.1	207	6.2
Other (includes run-off)	(23)	NM	117	NM

Subtotal	119,712	46.0	118,727	54.1

Lloyd's Operations:
Marine	58,330	48.2	65,719	51.0%
Professional Liability	963	60.7	—	NM
Other	16,993	71.8	6,833	53.8

Subtotal	76,286	52.1	72,552	51.3

Intercompany elimination	784	NM	(3,326)	NM

Total	$196,782	48.3%	$187,953	52.6%

        NM = not meaningful

        The ratio of ceded written premium to gross written premium in the 2005 six month period was 48.3%, compared to the 2004 six month period of 52.6%. The decline in the ratio of ceded written premium to gross written premium in the first six months of 2005 compared to the same period in 2004 resulted primarily from the March 31, 2005 cancellation of a quota share reinsurance agreement for the specialty business. The cancellation resulted in a reduction of approximately $14.5 million in ceded unearned premium in the 2005 first quarter and $7.0 million of ceded written premium in the 2005 second quarter that have been retained by the Company and will be earned over a 12 to 15 month period.

        Net Written Premium.    Net written premium increased 24% in the first six months of 2005 compared to the first six months of 2004. The increase in the net written premium resulted principally from the March 31, 2005 cancellation of the specialty quota share treaty discussed above, business expansion, and the increase in Navigators Insurance Company's portion of the marine pool to 85% in 2005 from 80% in 2004.

        Net Earned Premium.    Net earned premium, which generally lags the increase in net written premium, increased 9% in the first six months of 2005 compared to the first six months of 2004 as a result of the increased net written premium.

        Commission Income.    Commission income from unaffiliated business increased 12% to $2.8 million for the six months of 2005, from $2.5 million in the first six months of 2004. This growth resulted from an increase in the management fee to 8.75% from 7.5% on our marine pool, additional profitability in our marine pool that resulted in greater profit commissions and a higher volume of writings, partially offset by the increase in our participation.

        Net Investment Income.    Net investment income increased 32% in the first six months of 2005 compared to the same period in 2004 due to the increase in invested assets as a result of the positive cash flow from the increased premium volume.

        Net Realized Capital Gains (Losses).    Pre-tax net income included $583,000 of net realized capital gains for the six months ended June 30, 2005 compared to $317,000 for the first six months of 2004. On an after-tax basis, the net realized capital gains were $379,000 or $0.03 per share and $206,000 or $0.02 per share for the first six months of 2005 and 2004, respectively.

        Other Income/(Expense).    Other income/(expense) for the first six months of both 2005 and 2004 consisted primarily of foreign exchange gains and losses from our Lloyd's Operations and inspection fees related to the specialty insurance business.

  Operating Expenses

        Net Losses and Loss Adjustment Expenses Incurred.    The ratios of net losses and loss adjustment expenses incurred to net earned premium (loss ratios) for the first six months of 2005 and 2004 were 61.1% and 59.6%, respectively.

        The provision for loss adjustment expenses includes defense cost containment expenses for outside adjustors, attorney's fees and internal operating expenses consisting principally of claims department costs incurred in the processing and settlement of claims. Commencing in 2005, the Company allocated paid claims department costs in losses incurred while previously such payments were included in other operating expenses. Such payments included in incurred losses for the six month period were $2.5 million compared to $1.4 million for the comparable 2004 period included in other operating expenses. Such reclassifications have no impact on net income and the combined loss and expense ratios for all current and prior periods.

        The following tables set forth our net loss and LAE reserves by segment and line of insurance business and the total case reserves and incurred but not reported ("IBNR") reserves as of June 30, 2005 and December 31, 2004:

	June 30, 2005	December 31, 2004
	($ in thousands)
Insurance Companies:
Marine	$137,852	$130,439
Specialty	167,846	150,347
Professional Liability	27,227	19,001
Assumed from Lloyd's Operations	32,119	37,790
Other (primarily run-off business)	20,849	22,512

Total Insurance Companies	385,893	360,089

Lloyd's Operations:
Marine	109,529	99,565
Other	3,874	4,134

Total Lloyd's Operations	113,403	103,699

Total net loss reserves	$499,296	$463,788

Total net case loss reserves	$200,978	$189,746
Total net IBNR loss reserves	298,318	274,042

Total net loss reserves	$499,296	$463,788

        At June 30, 2005, the IBNR net loss reserves were 59.7% of our total loss reserves compared to 59.1% at December 31, 2004.

        At June 30, 2005, a 10% increase in the net loss reserves would equate to $49.9 million which would represent an after-tax charge to net income of $32.4 million or 9.2% of stockholders' equity. Loss reserve estimates are reviewed each quarter to evaluate whether the assumptions made continue to be appropriate. Any adjustments that result from this review are recorded in the quarter in which they are identified.

        Our reserving practices and the establishment of any particular reserve reflect management's judgment concerning sound financial practice and do not represent any admission of liability with respect to any claims made against the Company. No assurance can be given that actual claims made and related payments will not be in excess of the amounts reserved. During the loss settlement period, it often becomes necessary to refine and adjust the estimates of liability on a claim either upward or downward. Even after such adjustments, ultimate liability may exceed or be less than the revised estimates. The increase in net loss reserves is also a function of the growth in premium volume over the past two years.

        Our loss reserves include amounts related to short tail and long tail classes of business. Short tail business refers to business where claims are generally reported quickly upon occurrence of an event, making estimation of loss reserves less complex. Our longer tail business includes our specialty liability and professional liability insurance. For the long tail lines, significant periods of time, ranging up to several years or more, may elapse between the occurrence of the loss, the reporting of the loss and the settlement of the claim. Generally, the longer the time span between the incidence of a loss and the settlement of the claim, the more likely the ultimate settlement amount can vary from the original estimate.

        Specialty Liability and Professional Liability.    Substantially all of our specialty liability business involves general liability policies which generate third party liability claims that are long tail in nature. A significant portion of our general liability reserves relates to California construction liability claims. Reserves and claim frequency on this business may be impacted by legislation implemented in California, which generally provides consumers who experience construction defects a method other than litigation to obtain construction defect repairs. The law, which became effective July 1, 2002 with a sunset provision effective January 1, 2011, provides for an alternative dispute resolution system that attempts to involve all parties to the claim at an early stage. This legislation may impact claim severity, frequency and length of settlement assumptions underlying our reserves. Accordingly, our ultimate liability may exceed or be less than current estimates due to this variable, among others. There were 1,138 specialty liability claims open at June 30, 2005 compared to 1,028 at December 31, 2004.

        The professional liability class generates third party claims, which also are longer tail in nature. The professional liability policies provide coverage on a claims-made basis, whereby coverage is generally provided only for those claims that are made during the policy period. The substantial majority of our claims made policies provide coverage for one year periods. The Company has also issued a limited number of multi-year claims made professional liability policies known as "tail coverage" that provide for insurance protection for wrongful acts prior to the runoff date. Such multi-year policies provide insurance protection for several years.

        Our professional liability business is relatively immature, as we first began writing the business in late 2001. Accordingly, it will take some time to better understand the reserve trends on this business. Our professional liability loss estimates are based on expected losses, actual reported losses, evaluation of loss trends, industry data, and the legal, regulatory and current risk environment because anticipated loss experience in this area is less predictable due to the small number of claims and/or erratic claim severity patterns. We believe that we have made a reasonable estimate of the required loss reserves for professional liability. The expected ultimate losses may be adjusted up or down as the accident years mature. There were 528 professional liability claims open at June 30, 2005 compared to 337 at December 31, 2004.

        The following tables set forth our net loss and LAE reserves for our specialty liability and professional liability businesses as of June 30, 2005 and December 31, 2004:

	June 30, 2005
Type of Business	Net Reported Reserves	Net IBNR	Total Net Loss Reserves	% of IBNR to Total Net Loss Reserves
Specialty construction liability	$24,911	$120,829	$145,740	82.9%
Professional liability	5,195	22,132	27,327	81.0%

Total	$30,106	$142,961	$173,067	82.6%

	December 31, 2004
Type of Business	Net Reported Reserves	Net IBNR	Total Net Loss Reserves	% of IBNR to Total Net Loss Reserves
Specialty construction liability	$21,338	$110,263	$131,601	83.8%
Professional liability	1,166	17,835	19,001	93.9%

Total	$22,504	$128,098	$150,602	85.1%

        Asbestos and Environmental Liability.    Our exposure to asbestos and environmental liability principally stems from marine liability insurance written on an occurrence basis during the mid-1980s. In general, our participation on such risks is in the excess layers, which requires the underlying coverage to be exhausted prior to coverage being triggered in our layer. In many instances we are one of many insurers who participate in the defense and ultimate settlement of these claims, and we are generally a minor participant in the overall insurance coverage and settlement.

        The reserves we have established for asbestos exposures are for: (i) estimated losses for excess insurance policy limits exposed to class action suits against two insureds involved in the manufacturing or distribution of asbestos products; (ii) other insureds not directly involved in the manufacturing or distribution of asbestos products, but that have more than incidental asbestos exposure for their purchase or use of products that contained asbestos; (iii) attritional asbestos claims that could be expected to occur over time; and (iv) the 2004 settlement of a large claim exposed to a class action suit which settlement will be paid over seven years starting in June 2005.

        The following table sets forth our gross and net loss and LAE reserves, and claim counts for our asbestos and environmental exposures, which we believe are subject to uncertainties greater than those presented by other types of claims:

	Six Months Ended June 30, 2005
	Asbestos	Environmental	Total
	($ in thousands)
Gross of Reinsurance
Beginning Reserve	$78,421	$7,513	$85,934
Incurred Losses & LAE	306	3,493	3,799
Calendar Year Payments	3,984	2,114	6,098

Ending Reserves	$74,743	$8,892	$83,635

Net of Reinsurance
Beginning Reserve	$31,394	$1,494	$32,888
Incurred Losses & LAE	237	1,038	1,275
Calendar Year Payments	1,440	1,022	2,462

Ending Reserves	$30,191	$1,510	$31,701

Type of Business	Claim Count June 30, 2005	New Claims During Period	Claims Settled or Resolved During Period	Claim Count December 31, 2004
Environmental	105	32	16	89
Asbestos	136	13	6	129

Total	241	45	22	218

        Loss development activity for asbestos related exposures in the first six months of 2005 has not been significant.

        Loss development activity on environmental losses in the first six months of 2005 has generally consisted of oil spill claims on marine liability policies written in the ordinary course of business.

        Our management believes that the estimates for the reserves for losses and loss adjustment expenses are adequate to cover the ultimate cost of losses and loss adjustment expenses on reported and unreported claims. However, it is possible that the ultimate liability may exceed or be less than such estimates. To the extent that reserves are deficient or redundant, the amount of such deficiency or redundancy is treated as a charge or credit to earnings in the period in which the deficiency or redundancy is identified.

        Commission Expense.    Commission expense paid to brokers and agents is generally based on a percentage of the gross written premium and is reduced by ceding commissions the Company may receive on the ceded written premium. Commissions are generally deferred and recorded to deferred policy acquisition costs to the extent that they relate to unearned premium. Commission expense as a percentage of earned premium in the first six months of 2005 was 11.5%, compared to 14.1% for the first six months of 2004 as the result of a decline in commissions paid to brokers and agents coupled with the receipt of ceding commissions from reinsurers. The decrease in the commission percentage reflects lower commission rates and a trend among the major brokers to charge a flat fee to some of their major clients as opposed to a percentage of the premium. Under flat fee arrangements, the amount of premium normally is correspondingly reduced since no commission is being paid to the broker by the Company.

        The 2005 second quarter commission expense also includes an aforementioned reduction of $900,000 for the receipt of a non-recurring profit commission from quota share reinsurers as a result of a hull loss subrogation recovery on aviation run-off business that was fully reinsured.

        Other Operating Expenses.    The 21% and 25% increases in other operating expenses in the second quarter and first six months of 2005, respectively, compared to the same periods in 2004 are attributable primarily to employee-related expenses resulting from expansion of the business. Included in the three and six months ended June 30, 2005 were $888,000 and $1,587,000, respectively, in the aggregate for employee stock option, stock grant and stock appreciation rights expense compared to $633,000 and $866,000 for the same periods in 2004, respectively.

        Income Taxes.    The income tax expense was $5.4 million and $4.4 million for the second quarters of 2005 and 2004, respectively. The effective tax rates for the 2005 and 2004 second quarters were 32.5% and 32.6%, respectively. The first six months of 2005 and 2004 had income tax expense of $10.0 million and $9.0 million, respectively, resulting in an effective tax rate of 32.2% and 33.4%, respectively. As of June 30, 2005 and December 31, 2004, the net deferred Federal, foreign, state and local tax assets were $20.6 million and $17.3 million, respectively.

        We are subject to the tax regulations of both the United States and the United Kingdom. The Company files a consolidated federal tax return, which includes all domestic subsidiaries and the United Kingdom branch. The income from the foreign operations is designated as either U.S connected income or non-U.S. connected income. The U.S. connected income under the Subpart F regulations of the Internal Revenue Code is taxed in the year earned for tax purposes and recorded in the Company's tax return. It is also included in the tax provision at the corporate 35% rate. Foreign tax credits, where available, are utilized to offset as much of the U.S. tax as permitted on the U.S. connected income. Non-U.S. connected income from a foreign subsidiary is subject to U.S. taxation only when distributed. U.S. taxes are not accrued when the earnings are considered to be permanently reinvested in the foreign subsidiary. The Company has demonstrated its intention that the foreign earnings are permanently reinvested in the foreign subsidiary, and therefore any distribution is postponed indefinitely. The foreign earnings are subject to taxation in foreign jurisdictions which, in the case of the Company, approximates a rate of 35%.

        We have not provided for U.S. deferred income taxes or foreign withholding taxes on the undistributed earnings of approximately $13.3 million of our foreign subsidiaries earnings since these earnings are intended to be reinvested indefinitely. However, in the future, if we planned to distribute such earnings to the Company, taxes of approximately $1.0 million would be reflected in the tax provision and would then be payable in the year distributed assuming all foreign tax credits are realized.

        The American Jobs Creation Act of 2004, enacted October 22, 2004, allows a deduction of 85% of certain foreign earnings that are repatriated by December 31, 2005. If the Company were to repatriate the $13.3 million of earnings from its foreign subsidiaries under this provision, income tax of approximately $150,000 would be reflected in the 2005 tax provision. The Company does not expect to repatriate any foreign earnings under the American Jobs Creation Act of 2004.

        The Company had state and local operating loss carryforwards amounting to potential future tax benefits of $4.8 million and $4.5 million at June 30, 2005 and December 31, 2004, respectively. A valuation allowance was established for the full amount of these potential future tax benefits due to the uncertainty associated with their realization. The Company's state and local tax carryforwards at June 30, 2005 expire from 2019 to 2025.

Segment Information

        Following are the financial results of our three operating segments: Insurance Companies, Lloyd's Operations and Navigators Agencies. We evaluate the performance of each segment based on its underwriting or operating results. Items of revenue and expenditure, including net investment income and realized capital gains and losses, are included herein based on the legal entity where they are recorded. Our underwriting performance is evaluated separately from the performance of our investment portfolios.

  Insurance Companies

        Our Insurance Companies consist of Navigators Insurance Company, which includes a United Kingdom Branch, and NIC Insurance Company. Navigators Insurance Company is our largest insurance subsidiary and has been active since 1983. It specializes principally in underwriting marine insurance and related lines of business, specialty liability insurance and professional liability insurance. NIC Insurance Company, a wholly owned subsidiary of Navigators Insurance Company, began operations in 1990. It underwrites similar types of business but on a non-admitted or surplus lines basis and is fully reinsured by Navigators Insurance Company. The Navigators Agencies produce business for our insurance company subsidiaries.

        Following are the results of operations for the Insurance Companies for the six months ended June 30, 2005 and 2004:

	Six Months Ended June 30,
	2005	2004
	($ in thousands)
Revenues:
Net earned premium	$106,470	$104,964
Net investment income	14,340	11,313
Net realized capital gains	947	381
Other income	207	13

Total revenues	121,964	116,671

Operating expenses:
Net losses and LAE	67,524	65,268
Commission expense	26,454	27,387
Other operating expenses	4,121	2,187

Total operating expenses	98,099	94,842

Income before income tax expense	23,865	21,829
Income tax expense	7,444	7,021

Net income	$16,421	$14,808

Loss and LAE ratio	63.4%	62.2%
Commission expense ratio	24.8%	26.1%
Other operating expense ratio	3.9%	2.1%

Combined ratio	92.1%	90.4%

        Following are the underwriting results of the Insurance Companies for the six months ended June 30, 2005 and 2004:

	Six Months Ended June 30, 2005
	Net Earned Premium	Losses and LAE Incurred	Underwriting Expenses	Underwriting Gain (Loss)	Loss Ratio	Expense Ratio	Combined Ratio
	($ in thousands)
Marine	$43,209	$28,611	$11,112	$3,486	66.2%	25.7%	91.9%
Specialty	49,464	30,455	15,751	3,258	61.6	31.8	93.4
Professional Liability	13,707	9,471	3,927	309	69.1	28.7	97.8
Assumed from Lloyd's Operations	36	(315)	306	45	NM	NM	NM
Other (includes run-off)	54	(698)	(521)	1,273	NM	NM	NM

Total	$106,470	$67,524	$30,575	$8,371	63.4%	28.7%	92.1%

	Six Months Ended June 30, 2004
	Net Earned Premium	Losses and LAE Incurred	Underwriting Expenses	Underwriting Gain (Loss)	Loss Ratio	Expense Ratio	Combined Ratio
	($ in thousands)
Marine	$41,262	$24,469	$11,258	$5,535	59.3%	27.3%	86.6%
Specialty	42,904	28,802	12,845	1,257	67.1	30.0	97.1
Professional Liability	8,507	5,131	1,744	1,632	60.3	20.5	80.8
Assumed from Lloyd's Operations	12,283	6,945	3,722	1,616	56.5	30.3	86.8
Other (includes run-off)	8	(79)	5	82	NM	NM	NM

Total	$104,964	$65,268	$29,574	$10,122	62.2%	28.2%	90.4%

        Net earned premiums of the Insurance Companies increased 14% and 1% in the 2005 second quarter and six month periods, respectively, compared to the same periods last year. Such increases were not of the same magnitude as the increases in the 2005 net written premium of 43% and 39% compared to the same 2004 periods principally due to the decline of business assumed from the Lloyd's Operations.

        The 2005 and 2004 six month underwriting results generally reflect the favorable industry market conditions over the last three years coupled with satisfactory loss trends in the aforementioned quarterly periods.

        The pre-tax yield on the Insurance Companies' investment portfolio approximated 4.2% and 4.0% at June 30, 2005 and 2004, respectively. The increase in the portfolio yield reflects the recent increases in interest rates. Net investment income increased in the first six months of 2005 compared to the same period in 2004 due to the increase in the yield and the strong cash flows resulting in a larger investment portfolio.

  Lloyd's Operations

        The Lloyd's Operations consist of NUAL, which manages Lloyd's Syndicate 1221, Millennium Underwriting Ltd. and Navigators Corporate Underwriters Ltd. Both Millennium Underwriting Ltd. and Navigators Corporate Underwriters Ltd. are Lloyd's corporate members with limited liability and provide capacity to Lloyd's Syndicate 1221. NUAL owns Navigators Underwriting Ltd. (formerly Pennine Underwriting Ltd.), an underwriting managing agency with offices in Manchester, Leeds and Basingstoke, England, which underwrites cargo and engineering business for Lloyd's Syndicate 1221. In January 2005, we formed Navigators NV in Antwerp, Belgium, a wholly owned subsidiary of NUAL. Navigators NV produces transport liability, cargo and marine liability premium on behalf of Syndicate

1221. The Lloyd's Operations and Navigators Management (UK) Limited, a Navigators Agency which produces business for the United Kingdom Branch, are subsidiaries of Navigators Holdings (UK) Limited located in the United Kingdom.

        Lloyd's Syndicate 1221 has stamp capacity of £135 million ($252.9 million) in 2005 compared to £150 million ($275.0 million) in 2004. The reduction in the 2005 stamp capacity compared to 2004 is reflective of unused stamp capacity in 2004 coupled with declining market conditions in 2005. Stamp capacity is a measure of the amount of premium a Lloyd's syndicate is authorized to write based on a business plan approved by the Council of Lloyd's. We provide 97.5% and 97.4% of Syndicate 1221's total stamp capacity in 2005 and 2004, respectively. Syndicate 1221's stamp capacity is expressed net of commission (as is standard at Lloyd's) of approximately 21%. The Syndicate 1221 premium recorded in the Company's financial statements is gross of commission. In 2003, we reinsured 15.4% of our Syndicate 1221 capacity through the utilization of quota share reinsurance agreements to third parties who provide letters of credit used as collateral at Lloyd's. The Lloyd's marine business had been subject to deteriorating pricing beginning in the mid-1990's. The pricing competition showed some signs of stabilizing in 2000 and prices increased from 2001 through 2003 and again at a more modest pace in the 2004 second quarter. Overall pricing in 2004 remained relatively stable and the 2005 first six months showed a 1% increase while the 2005 second quarter indicated a 2% decrease. Lloyd's presents its results on an underwriting year basis, generally closing each underwriting year after three years. We make estimates for each underwriting year and timely accrue the expected results. Our Lloyd's Operations included in the consolidated financial statements represent our participation in Syndicate 1221.

        Lloyd's syndicates report the amounts of premiums, claims, and expenses recorded in an underwriting account for a particular year to the companies or individuals that participate in the syndicates. The syndicates generally keep accounts open for three years. Traditionally, three years have been necessary to report substantially all premiums associated with an underwriting year and to report most related claims, although claims may remain unsettled after the underwriting year is closed. A Lloyd's syndicate typically closes an underwriting year by reinsuring outstanding claims on that underwriting year with the participants for the next underwriting year. The ceding participants pay the assuming participants an amount based on the unearned premiums and outstanding claims in the underwriting year at the date of the assumption. Our participation in Lloyd's Syndicate 1221 is represented by and recorded as our proportionate share of the underlying assets and liabilities and results of operations of the syndicate since (i) we hold an undivided interest in each asset, (ii) we are proportionately liable for each liability and (iii) Syndicate 1221 is not a separate legal entity. At Lloyd's, the amount to close an underwriting year into the next year is referred to as the RITC transaction. The RITC amounts represent the transfer of the assets and liabilities from the participants of a closing underwriting year to the participants of the next underwriting year. To the extent our participation in the syndicate changes, the RITC amounts vary accordingly. The RITC transaction is recorded in the fourth quarter as additional written and earned premium, losses incurred, loss reserves and receivables, all in the same amount. There are no gains or losses recorded on the RITC transaction.

        We provide letters of credit to Lloyd's to support our participation in Syndicate 1221's stamp capacity as discussed below under the caption Liquidity and Capital Resources.

        Following are the results of operations of the Lloyd's Operations for the six months ended June 30, 2005 and 2004:

	Six Months Ended June 30,
	2005	2004
	($ in thousands)
Revenues:
Net earned premium	$56,900	$44,525
Commission income	627	563
Net investment income	2,203	1,195
Net realized capital gains (losses).	(364)	(64)
Other income	629	9

Total revenues	59,995	46,228

Operating expenses:
Net losses and LAE	32,308	23,876
Commission expense	9,714	7,843
Other operating expenses	9,071	6,229

Total operating expenses	51,093	37,948

Income before income tax expense	8,902	8,280
Income tax expense	3,116	2,898

Net income	$5,786	$5,382

Loss and LAE ratio	56.8%	53.6%
Commission expense ratio	17.1%	17.6%
Other operating expense ratio	15.9%	14.0%

Combined ratio	89.8%	85.2%

        The Lloyd's Operations have been experiencing business expansion coupled with improving underwriting results as a result of the generally favorable market conditions for marine and energy business from late 2001 through 2003, and to a lesser extent in 2004 and 2005. Net earned premium has not been materially affected in 2005 for business ceded to the Insurance Companies while it was reduced by $4.9 million in the second quarter of 2004 and by $12.3 million in the first six months of 2004 for such business.

        The 2005 and 2004 six month underwriting results generally reflect the favorable industry market conditions over the last three years coupled with satisfactory loss trends in the quarterly periods. The Company's loss ratio for the first six months of 2004 was favorably impacted by $4.0 million or 2.7 loss ratio points for redundancies in prior years' Lloyd's Operations' loss reserves.

        The pre-tax yield on funds in the Lloyd's Operations' investment portfolio approximated 2.2% and 1.7% at June 30, 2005 and 2004, respectively. Generally, funds invested at Lloyd's have been invested with an average duration of approximately 1.5 years in order to meet liquidity needs. Such yields are net of interest credits to reinsurers for funds withheld by our Lloyd's Operations.

  Navigators Agencies

        The Navigators Agencies produce business for our insurance company subsidiaries. They specialize in writing marine and related lines of business, specialty liability insurance and professional liability coverages.

        Each of the Navigators Agencies underwrites marine and related lines of business for Navigators Insurance Company and two other unaffiliated insurance companies, which comprise a marine insurance pool. Marine insurance policies are issued by Navigators Insurance Company with the business shared with other pool members. Navigators Insurance Company had an 85% participation in the marine pool for business written with effective dates in 2005 and an 80% participation for business written with effective dates in 2004. Navigators Insurance Company's participation in the marine pool for 2003 and 2002 was 80% and 75%, respectively.

        Navigators Specialty, a division of a Navigators Agency, produces business exclusively for the Insurance Companies. It specializes in underwriting general liability insurance coverage for small general and artisan contractors and other targeted commercial risks, with the majority of its business located in California. Navigators Specialty also writes commercial multiple peril, excess casualty, commercial automobile and personal umbrella insurance. In December 2004, a group of experienced underwriters was hired to expand our excess casualty business, particularly the commercial excess and umbrella liability business.

        Navigators Pro, a division of a Navigators Agency, specializes in underwriting professional liability insurance and began producing directors and officers liability insurance exclusively for the Insurance Companies in the fourth quarter of 2001. In late 2002, Navigators Pro introduced additional products to complement its directors and officers liability coverage. The products include employment practices liability, lawyers professional liability and miscellaneous professional liability coverages. In 2004, Navigators Pro began writing professional liability coverage for U.K. solicitors through our United Kingdom Branch. In 2005, it commenced writing professional liability coverages for architects and engineers.

        Navigators Specialty and Navigators Pro receive actual cost reimbursement from the Insurance Companies for the business produced. The Navigators Agencies producing the marine business receive a 20% profit commission, and a management fee of 8.75% for marine business produced with 2005 year effective dates and 7.5% for 2004 and prior year effective dates. Operating costs are specifically identified to each line of business or allocated based on employee head counts and gross written premium.

        Following are the results of operations of the Navigators Agencies for the six months ended June 30, 2005 and 2004:

	Six Months Ended June 30,
	2005	2004
	($ in thousands)
Revenues:
Commission income	$21,181	$16,087
Net investment income	3	3
Other income	531	372

Total revenues	21,715	16,462

Operating expenses:
Other operating expenses	22,159	17,698
Total operating expenses	22,159	17,698

(Loss) before income tax (benefit)	(444)	(1,236)
Income tax (benefit)	(117)	(392)

Net (loss)	$(327)	$(844)

        Commission income generally consists of inter-segment management fees and profit commissions received from insurance premiums of the Insurance Companies for marine, specialty and professional liability business as well as business from unaffiliated insurance companies in the marine pool.

        Other income generally represents fee revenues earned for other services on behalf of third parties.

        Other operating expenses consists of compensation and general and administrative expenses incurred in connection with underwriting, administrative and claims services performed on behalf of the Insurance Companies and unaffiliated insurers participating in the marine pool. Such costs have been increasing each year commensurate with servicing the growth in the overall increased premium volume.

        Income tax expense (benefit) includes Federal and state income taxes related to the taxable income or loss of the Navigators Agencies.

  Year Ended December 31, 2004 Compared to year Ended December 31, 2003 and Year Ended December 31, 2002

RESULTS OF OPERATIONS AND OVERVIEW

        The following is a discussion and analysis of our consolidated and segment results of operations for the years ended December 31, 2004, 2003 and 2002. All earnings per share data is presented on a per diluted share basis.

        Our 2004, 2003 and 2002 results of operations reflect increasing premium rates as a result of improved market conditions beginning in late 2000 and continuing through 2004, albeit to a much lesser extent in 2004. Net income for 2004, 2003 and 2002 was $34.9 million or $2.74 per share, $7.7 million or $0.80 per share and $16.4 million or $1.89 per share, respectively.

        We experienced premium growth as measured by net earned premium in 2004, 2003 and 2002 of 12.0%, 25.0% and 47.8%, respectively, due to the combination of increased premium rates and business expansion. Underwriting profitability during such periods, as measured by our combined ratios, has also improved for the 2004, 2003 and 2002 business written. The 2003 year was adversely impacted by reserve strengthening from prior years.

        Cash flow from operations increased in 2004 and 2003 by approximately 20.8% and 24.0%, respectively, contributing to the growth in invested assets and net investment income. The growth in investment income has been mitigated in 2004 and 2003, and investment income actually declined in 2002, as a result of the overall declines in interest rates in the portfolios and the broader market.

  2004 Results

        The 2004 results of operations reflect improved financial performance compared to 2003 and 2002 due to a combination of improved underwriting results and the growth in net investment income.

        The 2004 underwriting results benefited from the improved market conditions as reflected in increased premium rates coupled with the recording of a net redundancy of prior year loss reserve of $3.8 million which reduced the 2004 combined ratio of 90.1% by 1.2 loss ratio points.

        While pre-tax investment yields declined to 3.5% in 2004 compared to 3.8% in 2003, net investment income increased 37% due to the cash flow from operations of $162.5 million coupled with the net proceeds of $111 million as a result of our October 2003 equity offering, of which $95 million of the net proceeds was contributed to Navigators Insurance Company and invested in fixed maturity investments.

  2003 Results

        The 2003 results of operations were adversely impacted by an after tax charge of $20.5 million or $2.14 per diluted share for incurred losses related to asbestos exposures. Our 2003 combined ratio of 104.0% was negatively impacted by 11.7 percentage points for incurred losses related to asbestos and environmental exposures.

        Navigators Insurance Company increased its gross and net asbestos reserves for losses by $77.6 million and $31.6 million, respectively, in the fourth quarter of 2003. As a result, gross and net incurred losses increased by the amount of the respective reserve increase. The reserve action was the result of a review of asbestos-related exposures conducted by us and an independent consulting firm. Following such review, we increased its gross and net loss reserves for asbestos exposure to $78.5 million and $32.1 million, respectively, at December 31, 2003.

        During 2003, we enhanced our financial position and ability to take advantage of market opportunities as a result of our October 2003 equity offering by paying off our remaining outstanding debt, contributing $95 million to the statutory surplus of Navigators Insurance Company and increasing our stamp capacity at Lloyd's by increasing our letter of credit facility.

  2002 Results

        The 2002 results of operations reflect a substantial improvement in underwriting profitability as evidenced by the Company's combined ratio of 98.5% compared to 104.1% for 2001. The 2002 results of operations were adversely impacted by an after tax charge of $1.9 million or $0.22 per diluted share for impairment losses on asset- backed securities.

        Revenues.    Gross written premium increased to $696.1 million or 14.8% in 2004 from $606.5 million in 2003, and by 35.4% from $447.8 million in 2002. The growth in gross premiums over the three year period reflects a combination of business expansion in both new and existing lines of business coupled with premium rate changes on renewal policies. The premium rate increases or decreases as noted below for marine, specialty and professional liability are calculated primarily by comparing premium amounts on policies that have renewed. The premiums are judgmentally adjusted for exposure factors when deemed significant and sometimes represent an aggregation of several lines of business. The rate changes calculation provides an indicated pricing trend and is not meant to be a precise analysis of the numerous factors that affect premium rates or the adequacy of such rates to cover all underwriting costs and generate an underwriting profit. The calculation can also be affected quarter by quarter depending on the particular policies and the number of policies that renew during that period. Due to market conditions, these rate changes may or may not apply to new business which may be more competitively priced compared to renewal business. The following table sets forth our gross and net written premium and net earned premium by segment and line of business for the periods indicated:

	Year Ended December 31,
	2004				2003				2002
	Gross Written Premium	%	Net Written Premium	Net Earned Premium	Gross Written Premium	%	Net Written Premium	Net Earned Premium	Gross Written Premium	%	Net Written Premium	Net Earned Premium
	($ in thousands)
Insurance Companies:
Marine	$210,326	30.2%	$79,278	$80,476	$196,309	32.4%	$91,976	$92,448	$179,119	40.0%	$81,189	$71,122
Specialty	150,068	21.6	79,944	86,437	131,136	21.6	85,886	84,842	115,684	25.8	94,392	69,073
Professional Liability	70,955	10.2	26,625	21,021	53,010	8.7	14,280	9,410	23,430	5.2	4,489	1,780
Assumed from Lloyd's	26,014	3.7	25,799	39,714	33,019	5.5	32,962	21,368	8,243	1.9	8,243	5,548
Other (includes run-off)	254	0.0	1,104	1,111	720	0.1	38	121	2,125	0.5	1,360	888

Insurance Companies Total	457,617	65.7	212,750	228,759	414,194	68.3	225,142	208,189	328,601	73.4	189,673	148,411

Lloyd's Operations:
Marine	230,825	33.2	93,245	79,908	190,026	31.3	69,538	62,851	116,452	26.0	73,148	71,399
Other	33,042	4.7	6,735	2,328	33,824	5.6	12,448	6,611	9,468	2.1	3,269	2,294

Lloyd's Operational Total	263,867	37.9	99,980	82,236	223,850	36.9	81,986	69,462	125,920	28.1	76,417	73,693

Intercompany elimination	(25,338)	-3.6	—	—	(31,552)	-5.2	—	—	(6,683)	-1.5	—	—

Total	$696,146	100.0%	$312,730	$310,995	$606,492	100.0%	$307,128	$277,651	$447,838	100.0%	$266,090	$222,104

  Gross Written Premium

  Insurance Companies' Gross Written Premium

        Marine Premium.    The 2004 marine gross written premium increased 7.1% principally due to the addition of protection and indemnity business written by our United Kingdom Branch commencing early in the year coupled with the 4.7% average increase in renewal premium rates during the year. Primary marine protection and indemnity (P&I) business complements our marine liability business which is generally written above the primary layer on an excess basis. The rate increases in the marine business slowed in 2004 compared to the prior two years. The 2003 and 2002 marine premium increased 9.6% and 65.5%, respectively, from the prior years due to business expansion in existing lines of business coupled with an increase in premium rates resulting in higher premiums on new and renewal business. The generally improved pricing environment resulted in Navigators Insurance Company increasing its writing of new business in 2002, which was partially offset in 2003 by a reduction of business in certain specific areas due to pricing concerns. Rate increases in 2003 and 2002 averaged approximately 13% and 21%, respectively. Navigators Insurance Company obtains its marine business through participation in the marine pool managed by the Navigators Agencies. Its participation in the marine pool was 80% in 2004 and 2003 and 75% in 2002. Commencing in 2005, Navigators Insurance Company's participation will increase to 85%.

        Specialty Premium.    This business consists primarily of general liability business for small general and artisan contractors as well as other targeted commercial risks. The specialty premium increased 14.4% from 2003 to 2004, 13.4% in 2003 compared to 2002 and 109.8% in 2002 compared to 2001 due to increased rates and underwriting new policies. The average renewal rate increases in the contractors' liability business were approximately 13%, 49% and 30% in 2004, 2003 and 2002, respectively. During 2003 and 2004, the number of California construction liability in-force policies decreased significantly as a result of our efforts to scale back the number of small artisan policies we write. The new business and the rate increases resulted from a tightening market for California contractors' liability insurance. In December 2004, we hired a small team of experienced underwriters to write excess casualty and commercial and personal umbrella business for Navigators Insurance Company.

        Professional Liability Insurance.    The professional liability premium increased to $71.0 million in 2004 from $53.0 million in 2003 and $23.4 million in 2002 reflecting growth and the expansion of this business. Renewal premium rates for this business decreased approximately 3.2% in 2004 compared to increases of approximately 28% in 2003. The 2004 premium rate decreases are reflective of softening market conditions which may continue into 2005. In late 2001, our insurance company subsidiaries began to write professional liability insurance, primarily consisting of directors and officers liability insurance for privately held and publicly traded corporations. In 2002, the professional liability business was expanded to include errors and omissions insurance and employment practices liability coverages. Commencing in October 2004, our United Kingdom Branch began writing professional liability coverages for U.K. solicitors. Beginning in 2005 we commenced writing professional liability coverages for architects and engineers.

        Assumed from Lloyd's Operations.    Gross premiums written assumed from our Lloyd's Syndicate 1221 through quota share treaties consisted of marine and energy business of $26.0 million in 2004 compared to $33.0 million in 2003 and $8.2 million in 2002. The 2004 gross premiums written includes $22.2 million of gross and net premiums written and earned, representing Navigators Insurance Company's share of reinsurance to close premiums recorded by our Lloyd's Syndicate 1221 as a result of the transfer of assets and liabilities from the participants of the 2002 underwriting year to the 2003 underwriting year of Syndicate 1221.

  Lloyd's Operations' Gross Written Premium

        Marine Premium.    Our gross written premium is based on the amount of stamp capacity to write business that we provide to Lloyd's Syndicate 1221 which was 97.4% in 2004 and 2003 and 68.1% in 2002. Stamp capacity is a measure of the amount of premium a Lloyd's syndicate is authorized to write as determined by the Council of Lloyd's. The Syndicate's stamp capacity was £150 million ($275 million), £125 million ($203.5 million) and £75 million ($112.7 million) in 2004, 2003 and 2002, respectively. The 2004 marine gross written premium increased 21.5% in 2004 compared to 2003, 63.2% in 2003 compared to 2002 and 10.1% in 2002 compared to 2001.

        Substantially all of the increase in 2004 represents premiums recorded as RITC premium representing the transfer of assets and liabilities from the participants of the 2002 underwriting year to the 2003 underwriting year in which Navigators had increased its participation to 97.4% from 68.1%. The RITC transaction is recorded as additional written and earned premium, losses incurred, loss reserves and receivables all in the same amount, net or gross of applicable ceded reinsurance amounts. There are no gains or losses recorded on the transaction. The comparable 2003 RITC amount was $514,000.

        The 2003 increase compared to 2002 resulted from the increase in the Company's participation coupled with the increase in stamp capacity of Syndicate 1221.

        The generally improved pricing environment since 2002 resulted in the Syndicate 1221 increasing its stamp capacity to take advantage of favorable market conditions as reflected in higher renewal premium rates averaging 0.6% in 2004, 15% in 2003 and 26% in 2002.

        The stamp capacity for 2005 has been reduced to £135 million ($247.5 million), reflective of unused stamp capacity in 2004 coupled with anticipated declining market conditions in 2005. In January 2005, we formed Navigators NV, a subsidiary of NUAL. Navigators NV is located in Antwerp, Belgium, and will write transport liability, cargo and marine liability business on behalf of Syndicate 1221.

        Other.    Other consists of engineering and construction gross written premium which provides coverage for construction projects including machinery, equipment and loss of use due to delays, and of onshore energy premium which principally focuses on the oil and gas, chemical and petrochemical industries with coverages primarily for property damage and business interruption.

        Ceded Written Premium.

        In the ordinary course of business, we reinsure certain insurance risks with unaffiliated insurance companies for the purpose of limiting our maximum loss exposure, protecting against catastrophic losses, and maintaining desired ratios of net premiums written to statutory surplus. The relationship of ceded to written premium varies based upon the types of business written and whether the business is written by our insurance company subsidiaries or our Lloyd's Operations.

        The following table sets forth our ceded written premium by segment and major line of business for the periods indicated:

	2004		2003		2002
	Ceded Written Premium	% of Gross Written Premium	Ceded Written Premium	% of Gross Written Premium	Ceded Written Premium	% of Gross Written Premium
	($in thousands)
Insurance Companies
Marine	$131,048	62.3%	$104,333	53.1%	$97,930	54.7%
Specialty	70,124	46.7	45,250	34.5	21,292	18.4
Professional Liability	44,330	62.5	38,730	73.1	18,941	80.8
Assumed from Lloyd's	215	0.8	57	0.2	—	0.0
Other	(850)	NM	682	94.7	765	36.0

Subtotal	244,867	53.5%	189,052	45.6	138,928	42.3

Lloyd's Operations
Marine	137,580	59.6	120,488	63.4	43,304	37.2
Other	26,307	79.6	21,376	63.2	6,199	65.5

Subtotal	163,887	62.1	141,864	63.4	49,503	39.3

Intercompany elimination	(25,338)	100.0	(31,552)	100.0	(6,683)	100.0

Total	$383,416	55.1%	$299,364	49.4%	$181,748	40.6%

        The increases in the total dollar amount ceded each year were primarily due to the increases in the gross written premium.

        The increase to 62.3% for 2004 marine business ceded premium, compared to 53.1% in 2003 and 54.7% in 2002, reflects increased purchases of quota share reinsurance for certain lines of business, net reinstatement premium costs of $2.2 million for Hurricane Ivan losses coupled with an overall increase in excess of loss reinsurance premium since 2002. The decline in the 2003 percentage of ceded marine premium compared to 2002 reflects a decline in ceded premium resulting from a commutation agreement with a former member of the marine pool offset by an overall increase in excess of loss reinsurance premiums.

        The increase to 46.7% for 2004 specialty business ceded premium, compared to 34.5% in 2003, is principally due to the purchase of a quota share treaty for the construction and certain other specialty lines of business coupled with rate increases for an excess of loss treaty. The 2003 increase in the percentage of ceded specialty premiums to 34.5% compared to 18.4% in 2002 was principally due to a reinsurance treaty change for a portion of 2003 that provided a statutory accounting benefit but had no impact on net income, increased costs for the excess of loss treaty coupled with a higher percentage of ceded premium for several new lines of business.

        The percentage of ceded premium for professional liability business has declined each year since the Company is retaining more of its risks on a net basis as the business grows and becomes more seasoned.

        The 2004 ceded premium amount for the Lloyd's Operations includes $47.6 million or 18.0% of Syndicate 1221 gross written premium in connection with the RITC transaction of which $22.2 million was assumed by Navigators Insurance Company through a retrocession of the Syndicate's reinsurance. The 2003 ceded premium percentage of 63.4% compared to 39.3% in 2002 reflects our providing a greater percentage of capacity at Lloyd's in 2003 compared to 2002 and then reinsuring a substantial portion of our stamp capacity through the utilization of quota share reinsurance agreements to third parties who provide letters of credit used as collateral at Lloyd's. A portion of this reinsurance was assumed by Navigators Insurance Company.

        Net Written Premium.    Net written premium increased 1.8% and 15.4% in 2004 and 2003, respectively, while gross written premium increased 14.8% and 35.4%, respectively, reflecting the cession by the Company of a greater percentage of its overall gross written premiums as discussed above. The 2004 net premium written increased $12.8 million as a result of the RITC transactions recorded in the 2004 fourth quarter, while the 2003 net written premium contains $13.9 million as a result of the commutation with a former pool member compared to 2002.

        Net Earned Premium.    Net earned premium increased 12.0% in 2004 compared to 2003 and 25.0% in 2003 compared to 2002. The 2004 earned premium includes $12.8 million as a result of the RITC transaction compared to 2003, while the 2003 amount contains $11.0 million as a result of the commutation with a former pool member compared to 2002.

        Commission Income.    Commission income from unaffiliated business increased 11.0% to $4.8 million in 2004 compared to $4.3 million in 2003. The increase principally resulted from the increased profit commission on the Lloyd's Operations business. Commission income from unaffiliated business decreased by 11.3% in 2003 compared to 2002 as a result of a decrease from 25% to 20% of unaffiliated insurers participating in the marine pool managed by Navigators Agencies. This decrease occurred effective January 1, 2003 as a result of Navigators Insurance Company increasing its participation in the marine pool from 75% in 2002 to 80% in 2003.

        Net Investment Income.    Net investment income increased 37.1% and 8.3% in 2004 and 2003, respectively, due to the increase in invested assets resulting from positive cash flow from operations and the $110.8 million of net proceeds from our October 2003 common stock offering. See the "Business—Investments" section included herein for additional information regarding our net investment income.

        Net Realized Capital Gains.    Pre-tax net income included $0.9 million of net realized capital gains for 2004 compared to $1.9 million for 2003 and $1.7 million for 2002. On an after-tax basis, the net realized capital gains were $0.6 million or $0.05 per share, $1.2 million or $0.13 per share and $1.2 million or $0.14 per share for 2004, 2003 and 2002, respectively. The 2002 net realized capital gains include $2.9 million of impairment losses recorded on one of our asset-backed securities.

        Other Income/(Expense).    Other income/(expense) for 2004, 2003 and 2002 consisted principally of both foreign exchange gains and (losses) of $(1,310,000), $612,000 and $928,000, respectively, primarily related to the Lloyd's Operations, and of inspection fees of $873,000, $750,000 and $893,000, respectively, related to the specialty insurance business.

        Operating Expenses.

        Net Losses and Loss Adjustment Expenses Incurred.    The ratios of net loss and loss adjustment expenses incurred to net earned premium (loss ratios) were 60.5%, 76.0% and 64.6% in 2004, 2003 and 2002, respectively. The decrease in the 2004 loss ratio compared to 2003 was primarily due to the adverse development that negatively affected the 2003 loss ratio. The 2004 loss ratio increased by 1.6 loss ratio points as a result of $2.9 million of net losses and $2.2 million of reinstatement premium from Hurricane Ivan. We incurred minimal losses from other 2004 hurricanes in the U.S. and from the 2004 tsunami in Asia. The 2004 loss ratio was favorably impacted by 1.2 loss ratio points resulting from the $3.8 million net redundancy of prior year loss reserves. The increase in the loss ratio in 2003 compared to 2002 was primarily due to the asbestos losses recorded in the fourth quarter of 2003 accounting for 11.4 loss ratio points of the 2003 loss ratio and, to a lesser extent, the adverse development in the California contractors' liability portion of the specialty business accounting for 10 loss ratio points and by 1.4 loss ratio points for loss activity related to run-off lines of business. The improvements in the premium rates since 2001 have benefited the loss ratios each year. We do not discount any of our loss reserves.

        The following tables set forth our net loss reserves by segment and line of insurance business and the total case reserves and IBNR as of the date indicated:

	As of December 31,
	2004	2003	2002
	($ in thousands)
Insurance Companies:
Marine	$130,439	$110,698	$70,017
Specialty	150,347	114,167	64,956
Professional Liability	19,001	7,059	1,240
Assumed from Lloyd's Operations	37,790	14,323	3,029
Other (primarily run-off business)	22,512	24,390	27,165

Total Insurance Companies	360,089	270,637	166,407

Lloyd's Operations:
Marine	99,565	100,936	97,018
Other	4,134	2,598	1,222

Total Lloyd's Operations	103,699	103,534	98,240

Total net loss reserves	$463,788	$374,171	$264,647

Total net case loss reserves	$189,746	$154,531	$135,260
Total net IBNR loss reserves	274,042	219,640	129,387

Total net loss reserves	$463,788	$374,171	$264,647

        At December, 2004, the IBNR loss reserve was $274.0 million or 59.1% of our total loss reserves compared to 58.7% in 2003 and 48.9% in 2002.

        At December 31, 2004, a 10% change in the net loss reserves would equate to $46.4 million which would represent an after-tax charge to net income of $30.2 million and 9.2% of stockholders' equity. Loss reserve estimates are reviewed each quarter to evaluate whether the assumptions made continue to be appropriate. Any adjustments that result from this review are recorded in the quarter in which they are identified.

        Our reserving practices and the establishment of any particular reserve reflect management's judgment concerning sound financial practice and do not represent any admission of liability with respect to any claims made against us. No assurance can be given that actual claims made and related payments will not be in excess of the amounts reserved. During the loss settlement period, it often becomes necessary to refine and adjust the estimates of liability on a claim either upward or downward. Even after such adjustments, ultimate liability may exceed or be less than the revised estimates.

        The increase in net loss reserves in all active lines of business is generally a reflection of the growth in premium volume over the last three years. The net loss reserve increase for 2003 also includes an increase in reserves to $33.2 million from $1.5 million for asbestos and environmental exposures in the marine and run-off business as well as prior year loss reserve strengthening of approximately $22.2 million in our specialty business related to the California contractors liability business. Approximately $31.8 million of the asbestos and environmental reserves are recorded in marine and $1.4 million in other, primarily related to run-off aviation business. Asbestos and environmental net loss reserves at December 31, 2004 were $32.9 million.

        As discussed under the caption "Business—Reserves," there are a number of factors that could cause actual losses and loss adjustment expenses to differ materially from the amount that we have reserved for losses and loss adjustment expenses.

        Commission Expense.    Commission expense paid to brokers and agents is generally based on a percentage of the gross written premium and is reduced by ceding commissions we may receive on the ceded written premium. Commissions are generally deferred and recorded as deferred policy acquisition costs to the extent that they relate to unearned premium. Commission expense as a percentage of net earned premium was 12.6% in 2004, 14.5% in 2003 and 19.5% in 2002. The two year decrease in commission expense was primarily the result of an increase in ceding commissions from reinsurers coupled with a general decline in commission expense to brokers and agents.

        Other Operating Expenses.    The 26.8% and 28.8% increases in other operating expenses when comparing 2004 to 2003 and comparing 2003 to 2002, respectively, are attributable primarily to employee related expenses resulting from expansion of the business coupled with the increased costs incurred to comply with Section 404 of the Sarbanes-Oxley Act of 2002. Included in 2004 and 2003 were $992,000 and $761,000, respectively, recorded for employee stock option expense. We adopted the fair value method of accounting for stock-based employee compensation as of January 1, 2003.

        Interest Expense.    The decreases in interest expense in 2003 and 2002 were primarily due to lower interest rates charged on the loan balance and a declining loan balance. The remaining loan balance was paid in October 2003 from a portion of the proceeds from our common stock offering, therefore no interest expense was recorded in 2004.

        Income Taxes.    The income tax expense (benefit) was $17.2 million, $(4.9) million and $5.8 million for 2004, 2003 and 2002, respectively. The effective tax rates for 2004, 2003 and 2002 were 33.1%, (175.3%) and 26.2%, respectively. As of December 31, 2004 and 2003, the net deferred Federal, foreign, state and local tax assets were $17.3 million and $15.2 million, respectively.

        We are subject to the tax regulations of both the United States and the United Kingdom. The Company files a consolidated federal tax return, which includes all domestic subsidiaries and the United Kingdom branch. The income from the foreign operations is designated as either U.S connected income or non-U.S. connected income. The U.S. connected income under the Subpart F regulations of the Internal Revenue Code is taxed in the year earned for tax purposes and recorded in our tax return. It is also included in the tax provision at the corporate 35% rate. Foreign tax credits, where available, are utilized to offset as much of the U.S. tax as permitted on the U.S. connected income. Non-U.S. connected income from a foreign subsidiary is subject to U.S. taxation only when distributed. U.S. taxes are not accrued when the earnings are considered to be permanently reinvested in the foreign subsidiary. We have demonstrated our intention that the foreign earnings are permanently reinvested in the foreign subsidiary, and therefore any distribution is postponed indefinitely. The foreign earnings are subject to taxes in foreign jurisdictions which, in our case, approximate 35%.

        We have not provided for U.S. deferred income taxes or foreign withholding taxes on the undistributed earnings of approximately $11.0 million of our non-U.S. subsidiaries since these earnings are intended to be reinvested indefinitely. However, in the future, if such earnings were distributed to us, taxes of approximately $1.0 million would be payable on such undistributed earnings and would be reflected in the tax provision for the year distributed assuming all foreign tax credits are realized.

        Included in 2003 and 2002 were tax benefits related to the reversal of a tax valuation allowance related to our foreign operations of $5,284,000 and $1,267,000, respectively. Additional information regarding our tax valuation allowance can be found in Note 5 to our consolidated audited financial statements, included herein.

        We had net state and local operating loss carryforwards amounting to potential future tax benefits of $4,493,000 and $3,274,000 at December 31, 2004 and 2003, respectively. A valuation allowance was established for the full amount of these potential future tax benefits due to the uncertainty associated with their realization. Our state and local tax carryforwards at December 31, 2004 expire from 2019 to 2024.

Segment Information

  Insurance Companies

        Following are the results of operations for the Insurance Companies for each of the years in the three-year period ended December 31, 2004:

	Year Ended December 31,
	2004	2003	2002
	($ in thousands)
Revenues:
Net earned premium	$228,759	$208,189	$148,411
Net investment income	24,118	17,455	15,489
Net realized capital gains	1,164	1,231	1,207
Other income (expense)	(17)	188	461

Total revenues	254,024	227,063	165,568

Operating expenses:
Net losses and LAE	149,073	167,550	90,492
Commission expense	55,120	52,313	50,121
Other operating expenses	7,007	4,845	3,311

Total operating expenses	211,200	224,708	143,924

Income before income tax expense	42,824	2,355	21,644
Income tax expense	13,625	(104)	6,780

Net income	$29,199	$2,459	$14,864

Loss and LAE ratio	65.2%	80.5%	61.0%
Commission expense ratio	24.1	25.1	33.8
Other operating expense ratio	3.1	2.3	2.2

Combined ratio	92.4%	107.9%	97.0%

        Following are the underwriting results of the Insurance Companies for each of the years in the three-year period ended December 31, 2004:

	Year Ended December 31, 2004
	($ in thousands)
	Net Earned Premium	Losses and LAE Incurred	Underwriting Expenses	Underwriting Gain (Loss)	Loss Ratio	Expense Ratio	Combined Ratio
Marine	$80,476	$48,163	$24,044	$8,269	59.8%	29.9%	89.7%
Specialty	86,437	56,992	27,236	2,209	65.9	31.5	97.4
Professional Liability	21,021	12,627	5,588	2,806	60.1	26.6	86.7
Assumed from Lloyd's Operations	39,714	30,604	5,327	3,783	77.1	13.4	90.5
Other (includes run-off business)	1,111	687	(68)	492	61.8	-6.1	55.7

Total	$228,759	$149,073	$62,127	$17,559	65.2%	27.2%	92.4%

	Year Ended December 31, 2003
	($ in thousands)
	Net Earned Premium	Losses and LAE Incurred	Underwriting Expenses	Underwriting Gain (Loss)	Loss Ratio	Expense Ratio	Combined Ratio
Marine	$92,448	$74,799	$23,543	$(5,894)	80.9%	25.5%	106.4%
Specialty	84,842	68,986	25,077	(9,221)	81.3	29.6	110.9
Professional Liability	9,410	5,856	2,136	1,418	62.2	22.7	84.9
Assumed from Lloyd's Operations	21,368	13,761	6,368	1,239	64.4	29.8	94.2
Other (includes run-off business)	1212	4,148	34	(4,061)	NM	NM	NM

Total	$208,189	$167,550	$57,158	$(16,519)	80.5%	27.4%	107.9%

	Year Ended December 31, 2002
	($ in thousands)
	Net Earned Premium	Losses and LAE Incurred	Underwriting Expenses	Underwriting Gain (Loss)	Loss Ratio	Expense Ratio	Combined Ratio
Marine	$71,122	$38,629	$21,949	$10,544	54.3%	30.9%	85.2%
Specialty	69,073	43,758	28,649	(3,334)	63.3	41.5	104.8
Professional Liability	1,780	1,243	1,225	(688)	69.8	68.8	138.6
Assumed from Lloyd's Operations	5,548	3,356	1,915	277	60.5	34.5	95.0
Other (includes run-off business)	888	3,506	(306)	(2,312)	NM	NM	NM

Total	$148,411	$90,492	$53,432	$4,487	61.0%	36.0%	97.0%

        The Insurance Companies experienced premium growth in all three lines of business as reflected in the net earned premium increases of 9.9%, 40.3% and 100.3% in 2004, 2003 and 2002, respectively. The 2004 assumed premium from Lloyd's Operations net earned premium includes $22.2 million as a result of the RITC transaction recorded for the close of the 2002 year of account at Syndicate 1221. The 2003 marine earned premium included approximately $11.0 million as a result of a commutation agreement with a former pool member. Approximately 17.4%, 10.3% and 3.7% of the net earned premium recorded in 2004, 2003 and 2002, respectively, is a result of the Insurance Companies participating on reinsurance treaties supporting the Lloyd's Operations' marine and energy business.

        The 2004 underwriting results benefited from improved market conditions since 2002 across all lines of business as reflected in the 92.4% combined ratio. The 2004 underwriting results were negatively impacted by approximately $2.8 million or 1.2 loss ratio points for net prior year loss development of which $4.8 million was for marine business, $2.3 million for specialty business and $0.7 million for run-off business, offset by $2.8 million of prior year savings for professional liability business and $2.2 million from business assumed from our Lloyd's operations. The net loss to the Insurance Companies from Hurricane Ivan of approximately $3.1 million increased the 2004 marine combined ratio by 3.7 ratio points and the Insurance Companies' combined ratio by 1.3 ratio points.

        The 2003 underwriting results were adversely impacted by approximately $61.5 million for incurred losses related to years prior to 2002. Approximately $32.5 million of such adverse development was for incurred losses recorded for asbestos and environmental exposures (consisting of $31.1 million in marine business and $1.4 million in run-off business). As a result of recording such losses, intersegment profit commissions of $5.7 million due to Navigators Agencies were reduced. The Company also recorded adverse development in 2003 of approximately $22.2 million for specialty business mostly for California contractors liability business, and approximately $4.0 million for other marine business and $2.8 million for other run-off business. The Company strengthened its reserves for the California contractors liability business as a result of an internal actuarial analysis of the specialty business conducted during the 2003 fourth quarter.

        The 2002 underwriting results were negatively impacted by approximately $6.7 million for prior year loss development recorded in specialty business mostly for the Company's California contractors liability business.

        The pre-tax yield on the Insurance Companies' investment portfolio approximated 4.02%, 4.26% and 4.99% for 2004, 2003 and 2002, respectively. The portfolio yields reflect the overall declines in interest rates since 2001. Net investment income increased in 2004 compared to 2003 and in 2003 compared to 2002 despite declines in the average investment yield on the portfolio due to strong cash flows throughout 2004 and 2003 coupled with the receipt of $95 million of statutory surplus contributions in the 2003 fourth quarter.

  Lloyd's Operations

        Following are the results of operations of the Lloyd's Operations for each of the years in the three-year period ended December 31, 2004:

	Year Ended December 31,
	2004	2003	2002
	($ in thousands)
Revenues:
Net earned premium	$82,236	$69,462	$73,693
Commission income	1,257	538	418
Net investment income	2,645	2,009	2,507
Net realized capital gains (losses)	(242)	644	461
Other income (expense)	(1,317)	381	465

Total revenues	84,579	73,034	77,544

Operating expenses:
Net losses and LAE	38,941	43,539	52,908
Commission expense	15,588	12,115	15,731
Other operating expenses	14,433	8,449	6,234

Total operating expenses	68,962	64,103	74,873

Income before income tax expense (benefit)	15,617	8,931	2,671
Income tax expense (benefit)	5,466	(1,727)	—

Net income	$10,151	$10,658	$2,671

Loss and LAE ratio	47.4%	62.7%	71.8%
Commission expense ratio	19.0%	17.4%	21.3%
Other operating expense ratio	17.6%	12.2%	8.5%

Combined ratio	84.0%	92.3%	101.6%

        The Lloyd's Operations have been experiencing business expansion coupled with improving underwriting results as a result of the generally favorable market conditions for marine and energy business from late 2001 through 2003, and continuing to a lesser extent in 2004. The 2004 net earned premium and incurred losses were increased by $12.8 million as a result of the RITC transaction for the 2002 year of account.

        The RITC recorded in 2004 when compared to 2003 reflects the increase in our participation in Lloyd's Syndicate 1221 to 97.4% for the 2003 year of account from 68.1% for the 2002 year of account. Two participants in Lloyd's Syndicate 1221 for the 2002 year of account changed their status for the 2003 year of account from participants to reinsurers. Upon closing the 2002 year of account at the end of 2004, substantially all of the RITC assumed on a gross basis for the 2002 year of account was ceded to these reinsurers for the 2003 year of account. One of these reinsurers ceded a large portion of their reinsurance participation for the 2003 year of account to Navigators Insurance Company. A summary of the effect of the RITC transaction on our financial statements is as follows:

	Lloyd's Operations	Insurance Companies	Eliminations	Consolidated
	($ in millions)
Income Statement:
Gross written premium	$38.1	$22.2	$(22.2)	$38.1
Ceded premiums	47.5	—	(22.2)	25.3

Net written premium	(9.4)	22.2	—	12.8

Net earned premium	(9.4)	22.2	—	12.8
Net loss and LAE incurred	(9.4)	22.2	—	12.8

Net income	$—	$—	$—	$—

Balance Sheet:
Reserves for losses and LAE	$38.1	$22.2	$(22.2)	$38.1
Reinsurance receivable on unpaid losses and LAE	47.5	—	(22.2)	25.3

Net reserves for losses and LAE	$(9.4)	$22.2	$—	$12.8

        The table below illustrates Navigators' participation each year of account in the Lloyd's Syndicate 1221:

	2004	2003	2002
	(£ in millions)
Syndicate stamp capacity	£150	£125	£75
Navigators' corporate capital participation	97.4%	97.4%	68.1%
Third party participants	2.6%	2.6%	11.6%
Two participants/reinsurers referred to above:
As participants	—	—	20.3%
As reinsurers	12.5%	40.0%	—
Retrocessions to Navigators Insurance Company	—	25.0%	6.2%
Navigators' consolidated net participation(1)	84.9%	82.4%	74.3%

(1)
Participation after reinsurance of Navigators' corporate capital vehicles, but before other third party reinsurance

        For 2005, Syndicate 1221's stamp capacity has been reduced to £135 million ($247.5 million) and Navigators participation is 97.5%, while the cessions to the former participants referenced above have increased to 14.1%.

        The net loss to the Lloyd's Operations from Hurricane Ivan of approximately $2.0 million increased the Lloyd's Operations 2004 combined ratio by 2.3 ratio points. The 2004 loss ratio was favorably impacted by $6.7 million or 8.1 loss ratio points for redundancies in prior years' loss reserves.

Underwriting results in 2003 were favorably impacted by $2.8 million for prior year reserve savings compared to a $0.3 million deficiency recorded in 2002.

        The pre-tax yields on funds at Lloyd's approximated 1.7%, 2.0% and 3.8% for 2004, 2003 and 2002, respectively, which are reflective of the declining interest rate environment since 2001. Generally, funds invested at Lloyd's have been invested with a relatively short average duration in order to meet liquidity needs. The average duration of our Lloyd's Operations invested assets at December 31, 2004 was 1.4 years.

        In 2004, the Lloyd's Operations was taxed at a 35% rate as previously discussed under "Results of Operations and Overview—Income Taxes". The provision for income tax expense for 2003 and 2002 reflects the reversal of a previously established deferred tax asset valuation allowance. The valuation allowance was reversed up until the third quarter of 2003 only to the extent of taxable profits. The remaining valuation allowance was completely reversed in the 2003 fourth quarter since it was determined that it was more likely than not that the remaining deferred tax asset resulting from net operating loss carryforwards would be realized.

  Navigators Agencies

        Through the end of 2003, the Navigators Specialty and Navigators Pro generally received a 7.5% management fee commission for the business they produced. Effective from January 1, 2004, Navigators Specialty and Navigators Pro received actual cost reimbursement from the Insurance Companies for the business produced. The Navigators Agencies producing the marine business received a 7.5% management fee and a 20% profit commission for the marine business produced. Beginning with the 2005 underwriting year, this management fee has been increased to 8.75%.

        Following are the results of the Navigators Agencies for each of the years in the three-year period ended December 31, 2004:

	Year Ended December 31,
	2004	2003	2002
	($ in thousands)
Revenues:
Commission income	$35,065	$27,904	$27,046
Net investment income	8	22	42
Other income	884	1,292	1,395

Total revenues	35,957	29,218	28,483

Operating expenses:
Other operating expenses	39,281	31,913	26,102

Total operating expenses	39,281	31,913	26,102

Income (loss) before income tax expense (benefit)	(3,324)	(2,695)	2,381
Income tax expense (benefit)	(812)	(1,061)	780

Net income (loss)	$(2,512)	$(1,634)	$1,601

        Commission income generally consists of intersegment management fees and profit commissions received from insurance premiums of the Insurance Companies for marine, specialty and professional liability business as well as business from unaffiliated insurance companies in the marine pool. Commission income increased in 2004 compared to 2003 due to the increased premium revenues generated in 2004 coupled with the recording of profit commission income. Despite increased premium revenues recorded by the Insurance Companies in 2003 compared to 2002, the commission income of the Navigators Agencies was flat due to the reduction of $5.7 million of intersegment profit commission as a result of the $32.5 million incurred losses recorded by the Insurance Companies for asbestos and environmental losses.

        Other income generally represents fee revenues earned for services on behalf of third parties.

        Other operating expenses consist of compensation and general and administrative expenses incurred in connection with underwriting, administrative and claims services performed on behalf of the Insurance Companies and unaffiliated insurers participating in the marine pool. Such expenses have increased each year commensurate with servicing the growth in the overall premium volume coupled with the increased costs incurred to comply with Section 404 of the Sarbanes-Oxley Act of 2002.

        Income tax expense (benefit) includes Federal and state income taxes related to the taxable income or loss of the Navigators Agencies.

Off-Balance Sheet Transactions

        For a discussion of our letter of credit facility, see "—Liquidity and Capital Resources" included herein.

Tabular Disclosure of Contractual Obligations

        The following table sets forth our known contractual obligations with respect to the items indicated at December 31, 2004:

	Payments Due by Period
	($ in thousands)
Contractual Obligations	Total	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years
Reserves for losses and LAE(1)	$966,117	$317,111	$371,825	$152,819	$124,362
Operating Leases	16,704	2,881	5,502	4,752	3,569
Capital Leases	4	4	—	—	—

Total	$982,825	$319,996	$377,327	$157,571	$127,931

(1)
The amounts determined are estimates which are subject to a high degree of variation and uncertainty, and are not subject to any specific payment schedule since the timing of these obligations are not set contractually. The amounts in the above table exclude reinsurance recoveries of $502.3 million. See "Business—Loss Reserves" included herein.

        There were no material changes in the operating lease or capital lease information concerning contractual obligations as stated above as of June 30, 2005. Even though total reserves for losses and LAE increased to $1,006 million at June 30, 2005 from $966.1 million at December 31, 2004, there were no significant changes in our lines of business or claims handling that would create a material change in the percentage relationship of the projected payments by period to the total reserves.

Investments

        For a discussion of our investments, see "Business—Investments" included in this prospectus supplement.

Liquidity and Capital Resources

        Cash flow provided by operations was $115.9 million and $93.2 million for the six months ended June 30, 2005 and 2004, respectively. The increase in the operating cash flow in the first six months of 2005 compared to 2004 was primarily due to the increase in net written premium in combination with the receipt of an $8 million hull loss subrogation recovery collected on behalf of quota share reinsurers and the $24 million RITC settlement discussed in "—Results of Operations and Overview". Operating cash flow was used primarily to acquire additional investment assets.

        Cash flow provided by operations was $162.5 million, $134.5 million and $108.5 million for 2004, 2003, and 2002, respectively. The increases in the 2004, 2003 and 2002 operating cash flows were primarily due to the increases in net written premium. Operating cash flow was used primarily to acquire additional investment assets and to reduce debt in 2003 and 2002.

        Invested assets and cash increased to $965.0 million at June 30, 2005 from $854.9 million at December 31, 2004. The increase was primarily due to the positive cash flow. Net investment income was $9.0 million and $6.6 million for the three months ended June 30, 2005 and 2004, respectively, and $16.6 million and $12.5 million for the six months ended June 30, 2005 and 2004, respectively.

        Investment assets and cash increased to $854.9 million at December 31, 2004 from $693.6 million at December 31, 2003 and $452.9 million at December 31, 2002. The increases were primarily due to the positive cash flow and the $110.8 million of net proceeds received from the secondary public stock offering in October 2003. Net investment income was $26.8 million for 2004, $19.6 million for 2003 and $18.1 million for 2002.

        The average yield of the portfolio, excluding net realized capital gains, was 3.7% at June 30, 2005 compared to 3.5% at June 30, 2004, reflecting the prevailing interest rates. The average yield of the portfolio, excluding net realized capital gains, was 3.5% in 2004, 3.8% in 2003 and 4.8% in 2002 reflecting the prevailing interest rates during those years. As of June 30, 2005, December 31, 2004 and December 31, 2003, all fixed maturity securities and equity securities held by us were classified as available-for-sale.

        At June 30, 2005 and December 31, 2004, the weighted average rating of our fixed maturity investments was "AA" by Standard & Poor's and "Aa" by Moody's. We believe that we have no significant exposure to credit risk since the fixed maturity investment portfolio consists of investment-grade bonds. At June 30, 2005, our portfolio had an average maturity of 3.5 years and duration of 3.7 years. Management continually monitors the composition and cash flow of the investment portfolio in order to maintain the appropriate levels of liquidity to ensure our ability to satisfy claims. At December 31, 2004, our portfolio had an average maturity of 4.8 years and a duration of 3.7 years. We incurred impairment losses of $2.9 million in 2002 on asset-backed securities. No impairment losses were incurred in 2004 or 2003, or during the six-month period ended June 30, 2005.

        We have a credit facility provided through a consortium of banks. The credit facility, which is denominated in U.S. dollars, is utilized primarily by Navigators Corporate Underwriters Ltd. and Millennium Underwriting Ltd. to fund our participation in Lloyd's Syndicate 1221 which is denominated in British pounds. At June 30, 2005 and December 31, 2004, letters of credit with an aggregate face amount of $78.4 million and $83.8 million, respectively, were issued under the credit facility.

        The credit facility is collateralized by all of the common stock of Navigators Insurance Company. The credit agreement contains covenants common to transactions of this type, including restrictions on indebtedness and liens, limitations on mergers and the sale of assets, maintaining certain consolidated tangible net worth, statutory surplus and other financial ratios. Cash dividends to shareholders are limited to $2.5 million per year. No dividends have been declared or paid through June 30, 2005. At June 30, 2005 and December 31, 2004, we were in compliance with all covenants.

        The credit facility was amended in January 2005 to increase the letters of credit available under the facility from $80 million to $115 million and to add a $10 million line of credit facility. The expiration of the credit facility was also extended from November 10, 2005 to June 30, 2007. If at that time the banks do not renew the credit facility, we will need to find other sources to provide the letters of credit or other collateral in order to continue our participation in Syndicate 1221.

        At June 30, 2005, our consolidated stockholders' equity was $352.1 million or $27.55 per share compared to $328.6 million or $25.96 per share at December 31, 2004. The increase was primarily due to net income of $21.0 million for the six months ended June 30, 2005. At December 31, 2004, our consolidated stockholders' equity of $328.6 million or $25.96 per share compared to $290.0 million or $23.14 per share at December 31, 2003. The increase was primarily due to net income of $34.9 million for the year ended December 31, 2004.

        We had annual rental commitments at December 31, 2004 under various noncancellable operating leases for our office facilities, which expire at various dates through 2013. The commitments by year are $2.9 million for 2005, $2.9 million for 2006, $2.6 million for 2007, $2.4 million for 2008, $2.3 million for 2009 and $3.6 million for 2010 and beyond.

        Our reinsurance has been placed with various U.S. and foreign insurance companies and with selected syndicates at Lloyd's. Pursuant to the implementation of Lloyd's Plan of Reconstruction and Renewal, a portion of our recoverables are now reinsured by Equitas which is a separate United Kingdom authorized reinsurance company established to reinsure outstanding liabilities of all Lloyd's members for all risks written in the 1992 or prior years of account.

        We primarily rely upon dividends from our subsidiaries to meet our holding company obligations. The dividends have historically come primarily from Navigators Insurance Company. At December 31, 2004, the maximum amount available for the payment of dividends by Navigators Insurance Company during 2005 without prior regulatory approval was $23.6 million. Navigators Insurance Company paid $3.0 million of dividends to the Company in the first six months of 2005. During 2004, 2003 and 2002, Navigators Insurance Company paid dividends to us of $6,000,000, $6,000,000 and $6,500,000, respectively.

        We believe that the cash flow generated by the operations of our subsidiaries will provide sufficient funds for us to meet our liquidity needs over the next twelve months. Beyond the next twelve months, cash flow available to us may be influenced by a variety of factors, including general economic conditions and conditions in the insurance and reinsurance markets, as well as fluctuations from year to year in claims experience.

Economic Conditions

        We are a specialty insurance company and periods of moderate economic recession or inflation tend not to have a significant direct affect on our underwriting operations. They do, however, impact our investment portfolio. A decrease in interest rates will tend to decrease our yield and have a positive effect on the fair value of our invested assets. An increase in interest rates will tend to increase our yield and have a negative effect on the fair value of our invested assets.

        We also consider the potential impact of economic trends in estimating loss reserves. Our management believes that the underwriting controls it maintains, and the fact that a significant amount of our business is in lines of insurance which have relatively short loss payout patterns, assist in estimating ultimate claim costs more reasonably and lessen the potential adverse impact of the economy on us.

Quantitative and Qualitative Disclosures about Market Risk

  Market Risk

        Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates, and other relevant market rate or price changes. Market risk is directly influenced by the volatility and liquidity in the markets in which the related underlying assets are traded. The following is a discussion of our primary market risk exposures and how those exposures have been managed through December 31, 2004. Our market risk sensitive instruments are entered into for purposes other than trading.

        The carrying value of our investment portfolio as of December 31, 2004 was $854.9 million of which 84.5% was invested in fixed-maturity securities. The primary market risk to the investment portfolio is interest rate risk associated with investments in fixed-maturity securities. Our exposure to equity price risk and foreign exchange risk is not significant. We have no commodity risk.

        For fixed maturity securities, short-term liquidity needs and the potential liquidity needs of the business are key factors in managing the portfolio. The portfolio duration relative to the liabilities' duration is primarily managed through investment transactions.

        There were no significant changes regarding the investment portfolio in our primary market risk exposures or in how those exposures were managed between the year ended December 31, 2004 and the year ended December 31, 2003. There have been no significant changes in our primary market risk exposures or how those exposures are managed from December 31, 2004 through June 30, 2005. We do not currently anticipate significant changes in our primary market risk exposures or in how those exposures are managed in future reporting periods based upon what is known or expected to be in effect in future reporting periods.

  Sensitivity Analysis

        Sensitivity analysis is defined as the measurement of potential loss in future earnings, fair values or cash flows of market sensitive instruments resulting from one or more selected hypothetical changes in interest rates and other market rates or prices over a selected time. In our sensitivity analysis model, a hypothetical change in market rates is selected that is expected to reflect reasonably possible near-term changes in those rates. The term "near-term" means a period of time going forward up to one year from the date of the consolidated financial statements. Actual results may differ from the hypothetical change in market rates assumed in this disclosure, especially since this sensitivity analysis does not reflect the results of any actions that would be taken by us to mitigate such hypothetical losses in fair value.

        In this sensitivity analysis model, we use fair values to measure our potential loss. The sensitivity analysis model includes fixed maturities and short-term investments. The primary market risk to our market-sensitive instruments is interest rate risk. The sensitivity analysis model uses a 100 basis point change in interest rates to measure the hypothetical change in fair value of financial instruments included in the model.

        For invested assets, modified duration modeling is used to calculate changes in fair values. Durations on invested assets are adjusted for call, put and interest rate reset features. Duration on tax-exempt securities is adjusted for the fact that the yield on such securities is less sensitive to changes in interest rates compared to Treasury securities. Invested asset portfolio durations are calculated on a market value weighted basis, including accrued investment income, using holdings as of December 31, 2004.

        The sensitivity analysis model used by us produces a loss in fair value of market-sensitive instruments of $29.7 million based on a 100 basis point increase in interest rates as of December 31, 2004. This loss amount only reflects the impact of an interest rate increase on the fair value of our fixed maturities and short-term investments, which constitute approximately 46.6% of total assets as of December 31, 2004. The loss in fair value of market-sensitive instruments, as a result of a 100 basis point increase in interest rates as of December 31, 2004, is not material.

BUSINESS

General

        We are an international insurance holding company focusing on specialty products for niches within the overall property/casualty insurance market. Our largest product line and most long-standing area of specialization is ocean marine insurance. We have also developed specialty niches in general liability and in professional liability insurance. We base our strategy of developing specialty niches of business on the presence of what we perceive to be market opportunities for insurance products, our access to appropriately experienced personnel to manage a particular niche business and our estimation of the likelihood of that niche business producing profitable results. We believe that our focused market expertise and experience, together with our history of disciplined underwriting and prudent capital management, differentiate us from our competitors and provide us with the opportunity to achieve strong operating earnings growth. We conduct our insurance operations through Navigators Insurance Company and NIC Insurance Company and the Navigators Agencies. In addition to business that we underwrite in our insurance company subsidiaries, we also participate in the Lloyd's of London market, primarily through our ownership of NUAL which manages the Lloyd's Syndicate 1221.

        We have chosen to operate in specialty niches with certain common characteristics which we believe provide us with the opportunity to use our technical underwriting expertise in order to realize underwriting profit. As a result, we have focused on underserved markets for businesses characterized by higher severity and low frequency of loss where we believe our intellectual capital and financial strength bring meaningful value. In contrast, we have avoided niches that we believe have a high frequency of loss activity and/or are subject to a high level of regulatory coverage requirements, such as workers compensation and personal automobile insurance, because we do not believe our technical expertise is of as much value in these types of businesses. Examples of niches that have the characteristics we look for include bluewater hull (which provides coverage for physical damage to, for example, highly valued cruise ships) and directors and officers liability (which covers litigation exposure of a corporation's directors and officers). These types of exposures require substantial technical expertise. We attempt to mitigate the financial impact of severe claims on our results by conservative and detailed underwriting, prudent use of reinsurance and a balanced portfolio of risks.

  Marine Insurance

        Our marine insurance business is conducted both through our Insurance Companies and our Lloyd's Operations. Navigators Insurance Company obtains marine business through participation with other unaffiliated insurers in a marine insurance pool managed by the Navigators Agencies. Navigators Insurance Company has participated in this marine insurance pool since 1983, when the company was formed. The composition of the pool and the level of participation of each member changes from time to time. Navigators Insurance Company's net participation in the marine pool increased to 85% in 2005 from 80% in 2004. Navigators Insurance Company had a 70% participation in the marine pool for 2003 until it consummated a commutation agreement with one of the pool members, which retroactively increased its participation in the pool for 2003 to 80%. Somerset Insurance Ltd., a Bermuda corporation of which our Chairman and a member of his family own, in the aggregate, 98% of the outstanding voting stock, continued to reinsure the portion of the amount commuted that it previously reinsured. This portion constituted approximately 3.1% of Navigators Insurance Company's participation in the pool for the 2003 underwriting year which amounted to $2.3 million of gross written premium. Somerset Insurance Ltd. did not provide reinsurance to the Company for the 2004 underwriting year. Net recoverable balances due to Navigators Insurance Company from Somerset Insurance Ltd. at December 31, 2003 of $3.5 million were fully collateralized by a funded trust account held by an independent third party. These liabilities, including IBNR, were commuted back to Navigators Insurance Company in December 2004 at 100% of their recorded value of approximately

$3.0 million. No gain or loss was recorded on the commutation. Navigators Insurance Company's participation in the 2002 marine pool was 75%.

        Within Navigators Insurance Company's marine business, there are a number of different product lines. The largest is marine liability, which protects business from liability to third parties for bodily injury or property damage stemming from their marine-related operations, such as terminals, marinas and stevedoring. We insure the physical damage to offshore oil platforms along with other offshore operations related to oil exploration and production. Another significant product line is bluewater hull, which provides coverage to the owners of ocean-going vessels against physical damage to the vessels. We also underwrite insurance for harbor craft and other small craft such as fishing vessels, providing physical damage and third party liability coverage. We underwrite cargo insurance, which provides coverage for physical damages to goods in the course of transit, whether by water, air or land.

        During 2004, our United Kingdom Branch commenced writing primary marine P&I, or protection and indemnity business. This complements our marine liability business, which is generally written above the primary layer on an excess basis.

        The Navigators Agencies generally received management fee commissions equal to 7.5% of the gross premium earned on marine insurance and are entitled to receive a 20% profit commission on the net underwriting profits of the pool. The management fee commission was increased to 8.75% of the gross premium earned on marine insurance written by the pool for the 2005 underwriting year. The Navigators Agencies' offices writing marine business are located in major insurance or port locations in Chicago, Houston, London, New York, San Francisco and Seattle.

        We participate in the marine and related insurance lines of the Lloyd's market through NUAL, which manages Lloyd's Syndicate 1221. Currently, the majority of Lloyd's Syndicate 1221's capacity is provided by Millennium Underwriting Ltd. and Navigators Corporate Underwriters Ltd., which are wholly owned subsidiaries of the Company. We provide 97.5% of Syndicate 1221's capacity for the 2005 underwriting year and provided 97.4%, 97.4% and 68.1% of Syndicate 1221's capacity for the 2004, 2003 and 2002 underwriting years, respectively. In 2003, we reinsured 15.4% of our Syndicate 1221 capacity through the utilization of quota share reinsurance agreements with third parties who provide letters of credit used as collateral at Lloyd's, part of which was retroceded to Navigators Insurance Company. In the third quarter of 2005, we purchased the remaining 2.5% of Syndicate 1221's capacity which will give us the ability to provide 100% of Syndicate 1221's capacity in the 2006 and subsequent underwriting years. Our share of the premiums, losses and expenses from Lloyd's Syndicate 1221 is included in our consolidated results. The largest product line within our Lloyd's marine business is currently cargo, and the other significant product lines include marine liability, offshore energy, bluewater hull, and assumed reinsurance of other marine insurers on an excess of loss basis. We also developed a regional agency operation, Navigators Underwriting Limited (formerly Pennine Underwriting Limited), that generates cargo and engineering business in the Manchester, Leeds and Basingstoke areas of the United Kingdom, which are not traditionally served by Lloyd's of London.

        In January 2005, we formed Navigators NV, a subsidiary of NUAL. Navigators NV is located in Antwerp, Belgium, and writes transport liability, cargo and marine liability business on behalf of Syndicate 1221.

  Specialty

        Navigators Specialty, a division of one of the Navigators Agencies, was acquired in 1999 and primarily writes general liability insurance focusing on small general and artisan contractors and other targeted commercial risks, mostly in California. We have developed underwriting and claims expertise in this niche which we believe has allowed us to minimize our exposure to many of the large losses sustained in the past several years by other insurers, including losses stemming from coverages provided to larger contractors who work on condominiums, cooperative developments and other large housing developments. Many former competitors that lacked the expertise to selectively underwrite in this niche have been forced to withdraw from the market in the past several years, at a time when demand for coverage has remained, giving us the opportunity to selectively expand our underwriting in this area. As part of assessing the profit potential of our various lines of business, as well as the overall amount of business that we are prepared to write in this specific line, in early 2003 we began to reduce the number of policies covering small artisan contractors and continue to redirect our capacity to general contractors as well as to medium-sized artisan contractors. This shift in our business mix is consistent with our approach of emphasizing underwriting profit over market share.

        In late 2002, Navigators Specialty began to write commercial multiple peril and commercial automobile insurance business from our Midwest office. Our commercial multi-peril products include general liability and a small amount of property insurance. We do not underwrite workers compensation coverage. We generally avoid writing property risks in areas with high exposure to earthquake or windstorm losses, such as California and Florida. In 2002, we also began underwriting personal umbrella insurance. This product is typically purchased by individuals who seek higher limits of liability than are provided in their homeowners or personal automobile policies. When personal umbrella coverage is desired and these two primary coverages are placed with different insurers, there is a need to place the personal umbrella insurance policy on a stand-alone basis. At the end of 2004, we hired a small team of experienced underwriters to target excess casualty, and commercial and personal umbrella business for Navigators Insurance Company.

        Beginning in late 2002, Navigators Specialty also began producing surety business from our Midwest office. Surety bonds guarantee the performance of a specific contractual or statutory obligation, such as completion of a contractor's work on a publicly funded project. Our surety focus was providing bid, performance and payment bonds for small to medium size contractors generally requiring bonds for individual projects of $2 million or less. In addition, we wrote surety bonds to guarantee obligations outside of the construction industry, such as travel agents' bonds, property brokers' bonds, notary bonds, miscellaneous bonds, and license and permit bonds. During 2004, the Company's gross written premium for surety business approximated $5 million. Commencing in March 2005, the Company discontinued its surety business unit given the competitive market conditions and current inability to purchase cost-effective reinsurance protection.

  Professional Liability

        We commenced underwriting professional liability insurance in the fourth quarter of 2001 after attracting a team of experienced professionals. This business is produced through Navigators Pro, a division of one of the Navigators Agencies. We believe that a compelling market opportunity exists in this line due to solid demand for directors and officers liability insurance from independent board members serving as directors of publicly traded corporations resulting from their increased exposure after the passage of the Sarbanes-Oxley Act of 2002. This has led to increased class action litigation activity involving potential large losses related to alleged mismanagement by directors and officers. Our principal product in this division is directors and officers liability, which we offer for both privately held and small to mid-size publicly traded corporations. With respect to public corporations, we currently target corporations with a market capitalization of $2 billion or less for this business. In addition, we provide fiduciary liability and crime insurance to our directors and officers liability clients. In 2002, we began offering employment practices liability, lawyers professional liability and miscellaneous professional liability coverages. Our current target market for lawyers professional liability is law firms comprised of 150 or fewer attorneys. Commencing in October 2004, our United Kingdom Branch began writing professional liability coverages for U.K. solicitors. Beginning in 2005, we commenced writing professional liability coverages for architects and engineers. We anticipate developing additional new coverages for professionals in 2005.

  Engineering and Construction

        The Lloyd's Operations write engineering and construction business consisting of coverage for construction projects including damage to machinery and equipment and loss of use due to delays. We believe this coverage, together with the cargo coverage provided through our Lloyd's Operations marine business, provides our policyholders with risk management protection for key exposures throughout a project's construction and operation.

  Onshore Energy

        The Lloyd's Operations also write onshore energy insurance which principally focuses on the oil and gas, chemical and petrochemical industries with coverages primarily for property damage and business interruption.

Reinsurance Recoverables

        We utilize reinsurance principally to reduce our exposure on individual risks, to protect against catastrophic losses, to maintain desired ratios of net written premium to statutory surplus and to stabilize loss ratios and underwriting results. The purchase of reinsurance does not discharge us, the original insurer, from our primary liability to the policyholder. We are required to pay the losses even if the reinsurer fails to meet its obligations under the reinsurance agreement.

        We are protected by various treaty and facultative reinsurance agreements. Our exposure to credit risk from any one reinsurer is managed through diversification by reinsuring with a number of different reinsurers, principally in the United States and European reinsurance markets. To meet our standards of acceptability, when the reinsurance is placed, a reinsurer generally must have an A.M. Best Company and/or Standard & Poor's rating of "A" or better, or equivalent financial strength if not rated, plus at least $250 million in policyholders' surplus. Our Reinsurance Security Committee monitors the financial strength of our reinsurers and the related reinsurance receivables and periodically reviews the list of acceptable reinsurers. The reinsurance is placed either directly by us or through reinsurance intermediaries. The reinsurance intermediaries are compensated by the reinsurers.

        We were recently advised informally by Equitas, a lead reinsurer participating on excess of loss reinsurance agreements, that it does not intend to satisfy a loss payment recovery demand that we presented to it on June 1, 2005. We have not yet received a formal written response to our demand. The recovery is for the 2004 settlement of a class action suit involving a large asbestos claim (the "Settled Claim"), which settlement is being paid over seven years starting in June 2005. Equitas has not indicated any dispute with respect to recoveries on related pro rata reinsurance agreements.

        Equitas also participates as a lead reinsurer in respect of our two other large asbestos claims that involve class action lawsuits. We believe it is likely that Equitas will take a similar position when such claims are eventually settled and presented to Equitas for payment.

        The aggregate amount of excess of loss recoveries due from Equitas on all three of these claims is approximately $9 million, and represents approximately 50% of the total excess of loss recoveries for such claims. We have not been advised of any disputes by other excess of loss reinsurers with respect to such asbestos claims.

        We have filed a demand for arbitration against Equitas in New York with respect to the Settled Claim in accordance with the applicable provisions of the excess of loss reinsurance agreements. We believe that the refusal of Equitas to satisfy our payment demand is without merit and we intend to vigorously pursue collection of our reinsurance recoveries. While it is too early to predict with any certainty the outcome of this matter, we believe that the ultimate outcome would not be expected to have a significant adverse effect on our results of operations, financial condition or liquidity, although an unexpected adverse resolution could have a material adverse effect on our results of operations in a particular fiscal quarter or year.

        An allowance for doubtful recoveries is maintained for any amounts considered to be uncollectible. At June 30, 2005, and at December 31, 2004, 2003 and 2002, we had allowances for uncollectible reinsurance of $32.2 million, $32.4 million, $33.1 million and $8.5 million, respectively. The 2003 allowance included $25.7 million for uncollectible reinsurance as a result of loss reserves established for asbestos exposures on marine and aviation business written mostly prior to 1986. Charges for uncollectible reinsurance amounts, all of which were recorded to incurred losses, were $0.6 million, $2.0 million, $27.6 million and $1.6 million for the first six months of 2005 and for the years ended December 31, 2004, 2003 and 2002, respectively.

        We continue to periodically monitor the financial condition and ongoing activities of our reinsurers, in order to assess the adequacy of our allowance for uncollectible reinsurance.

        The following table lists our 20 largest reinsurers measured by the amount of reinsurance recoverable for ceded paid and unpaid losses and loss adjustment expense and ceded unearned premium (constituting approximately 77% of the Company's total recoverables) together with the collateral held by the Company at December 31, 2004, and the reinsurers' financial strength rating from the indicated rating agency:

	Reinsurance Recoverables
	Unearned Unpaid/Paid
				Collateral Held(1)	Rating & Rating Agency
Reinsurer	Premium	Losses	Total
	($ in millions)
General Reinsurance Corporation	$5.5	$91.2	$96.7	$7.2	A++	AMB(2)
Folksamerica Reinsurance Company	17.9	45.8	63.7	31.2	A	AMB
Munich Re	7.9	30.6	38.5	10.3	A+	S&P(3)
Swiss Reinsurance Company (U.K.) Ltd	9.3	24.1	33.4	2.7	A+	AMB
Arch Reinsurance Company	10.9	20.0	30.9	4.5	A-	AMB
Swiss Reinsurance America Corporation	5.2	23.8	29.0	2.8	A+	AMB
Employers Mutual Casualty Company	6.4	18.8	25.2	26.3	A-	AMB
Converium AG	4.5	17.2	21.7	7.3	B++	AMB
Partner Reinsurance Company of the U.S.	4.2	17.4	21.6	2.6	A+	AMB
Everest Reinsurance Company	5.9	14.6	20.5	2.6	A+	AMB
Platinum Underwriters Re	5.2	11.8	17.0	2.9	A	AMB
American Reinsurance Company	3.4	13.5	16.9	2.7	A+	AMB
Lloyd's of London (primarily Equitas)	—	16.1	16.1	—	A	AMB
National Liability & Fire Insurance Co.	3.7	10.7	14.4	2.6	A++	AMB
GE Reinsurance Corporation	2.6	10.4	13.0	2.1	A	AMB
Alea North America Insurance Co.	8.5	2.0	10.5	12.5	A-	AMB
Hannover Re	2.5	6.5	9.0	10.0	A	AMB
New Re	—	9.0	9.0	0.4	A+	AMB
GE Frankons Ruckversicherungs AG	0.6	8.0	8.6	8.9	A	AMB
XL Re Limited	1.9	5.0	6.9	2.5	A+	AMB
All others	24.7	126.7	151.4	111.6

	$130.8	$523.2	$654.0

(1)
Collateral includes letters of credit, ceded balances payable and other balances held by the Company.

(2)
A.M. Best

(3)
Standard & Poor's

Loss Reserves

        Insurance companies and Lloyd's syndicates are required to maintain reserves for unpaid losses and unpaid loss adjustment expenses for all lines of business. Loss reserves consist of both reserves for reported claims, known as case reserves, and reserves for losses that have occurred but have not yet been reported, known as incurred but not reported losses, or IBNR. These reserves are intended to cover the probable ultimate cost of settling all losses incurred and unpaid, including those incurred but not reported. The determination of reserves for losses and loss adjustment expenses, or LAE for insurance companies such as Navigators Insurance Company and NIC Insurance Company, and Lloyd's corporate members such as Navigators Corporate Underwriters Ltd. and Millennium Underwriting Ltd., is dependent upon the receipt of information from insureds, brokers, agents or the pools and syndicates in which such companies participate. Generally, there is a lag between the time premiums are written and related losses and loss adjustment expenses are incurred, and the time such events are reported to the pools and syndicates and, subsequently, to Navigators Insurance Company, NIC Insurance Company, Navigators Corporate Underwriters Ltd. and Millennium Underwriting Ltd.

        Loss reserves are established by our Insurance Companies and Lloyd's Syndicate 1221 for reported claims when notice of the claim is first received. Reserves for such reported claims are established on a case-by-case basis by evaluating several factors, including the type of risk involved, knowledge of the circumstances surrounding such claim, severity of injury or damage, the potential for ultimate exposure, experience with the insured and the broker on the line of business, and the policy provisions relating to the type of claim. Reserves for IBNR are determined in part on the basis of statistical information, in part on the basis of industry experience and in part on the basis of the judgment of our senior corporate officers. To the extent that reserves are deficient or redundant, the amount of such deficiency or redundancy is treated as a charge or credit to earnings in the period in which the deficiency or redundancy is identified.

        Loss reserves are estimates of what the insurer or reinsurer expects to pay on claims, based on facts and circumstances then known. It is possible that the ultimate liability may exceed or be less than such estimates. In setting our loss reserve estimates, we review statistical data covering several years, analyze patterns by line of business and consider several factors including trends in claims frequency and severity, changes in operations, emerging economic and social trends, inflation and changes in the regulatory and litigation environment. Based on this review, we make a best estimate of our ultimate liability. We do not establish a range of loss estimates around the best estimate we use to establish our reserves and loss adjustment expenses. During the loss settlement period, which, in some cases, may last several years, additional facts regarding individual claims may become known and, accordingly, it often becomes necessary to refine and adjust the estimates of liability on a claim upward or downward. Such estimates are regularly reviewed and updated and any resulting adjustments are included in the current year's income statement. Even then, the ultimate liability may exceed or be less than the revised estimates. The reserving process is intended to provide implicit recognition of the impact of inflation and other factors affecting loss payments by taking into account changes in historical payment patterns and perceived probable trends. There is generally no precise method for the subsequent evaluation of the adequacy of the consideration given to inflation, or to any other specific factor, because the eventual deficiency or redundancy of reserves is affected by many factors, some of which are interdependent.

        Another factor related to reserve development is that we record those premiums which are reported to us through the end of each calendar year and accrue estimates for premiums and loss reserves where there is a time lag between when the policy is bound and the recording of the policy. A substantial portion of the estimated premium is from international business where there can be significant time lags. To the extent that the actual premium varies from estimates, the difference, along with the related loss reserves, is recorded in current operations.

        The following table presents an analysis of losses and loss adjustment expenses for each year in the three-year period ended December 31, 2004:

	Year Ended December 31,
	2004	2003	2002
	($ in thousands)
Net reserves for losses and LAE at beginning of year	$374,171	$264,647	$202,759

Provision for losses and LAE for claims occurring in the current year	179,094	151,940	134,721
Lloyd's portfolio transfer—reinsurance to close	12,756	514	1,641
Increase (decrease) in estimated losses and LAE for claims occurring in prior years	(3,836)	58,635	7,038

Incurred losses and LAE	188,014	211,089	143,400

Losses and LAE payments for claims occurring during:
Current year	(18,363)	(17,180)	(16,727)
Prior years	(80,034)	(84,385)	(64,785)

Losses and LAE payments	(98,397)	(101,565)	(81,512)

Net reserves for losses and LAE at end of year	463,788	374,171	264,647

Reinsurance receivable on unpaid losses and LAE	502,329	350,441	224,995

Gross reserves for losses and LAE at end of year	$966,177	$724,612	$489,642

Insurance Companies	$2,830	$61,476	$6,713
Lloyd's Operations	(6,666)	(2,841)	325

Total	$(3,836)	$58,635	$7,038

        The $2.8 million deficiency recorded in 2004 for claims occurring in prior years for the Insurance Companies includes deficiencies of approximately $4.8 million for marine business, $2.3 million for specialty business and $0.7 million for run-off business, partially offset by $2.8 million of prior year savings for professional liability business and $2.2 million for business assumed from our Lloyd's Operations.

        The $61.5 million deficiency recorded in 2003 for claims occurring in prior years for the Insurance Companies includes a deficiency of approximately $32.5 million recorded for asbestos and environmental exposures (consisting of $31.1 million in marine business and $1.4 million in run-off business), as well as deficiencies for other exposures of $22.2 million recorded for specialty business (mostly for our California contractors liability business), approximately $4.0 million for marine business and $2.8 million for other run-off business. The additional asbestos and environmental reserves include $25.7 million of uncollectible reinsurance.

        Approximately $6.7 million of the $7.0 million deficiency recorded in 2002 related to the Insurance Companies, and resulted from adverse development in our specialty business, predominantly from our California contractors' liability business.

        The following table presents the development of the loss and LAE reserves for 1994 through 2004. The line "Net reserves for losses and loss adjustment expenses" reflects the net reserves at the balance sheet date for each of the indicated years and represents the estimated amount of losses and loss adjustment expenses arising in all prior years that are unpaid at the balance sheet date. The "Reserves re-estimated" lines of the table reflect the re-estimated amount of the previously recorded reserves based on experience as of the end of each succeeding year. The estimate changes as more information becomes known about the frequency and severity of claims for individual years. The "Cumulative redundancy (deficiency)" lines of the table reflect the cumulative amounts developed as of successive years with respect to the aforementioned reserve liability. The cumulative redundancy or deficiency represents the aggregate change in the estimates over all prior years.

        The table allocates losses and loss adjustment expenses reported and recorded in subsequent years to all prior years starting with the year in which the loss was incurred. For example, assume that a loss occurred in 1995 and was not reported until 1997, the amount of such loss will appear as a deficiency in both 1995 and 1996. Conditions and trends that have affected development of the liability in the past may not necessarily occur in the future. Accordingly, it may not be appropriate to extrapolate future redundancies or deficiencies based on the table.

        As part of our risk management process, we purchase reinsurance to limit our liability on individual risks and to protect against catastrophic loss. We purchase both quota share reinsurance and excess of loss reinsurance. Quota share reinsurance is often utilized on the lower layers of risk and excess of loss reinsurance is used above the quota share reinsurance to limit our net retention per risk. Net retention means the amount of losses that we keep for our own account. Once our initial reserve is established and our net retention is exceeded, any adverse development will directly affect the gross loss reserve, but would generally have no impact on our net retained loss. Generally our limits of exposure are known with greater certainty when estimating our net loss versus our gross loss. This situation tends to create greater volatility in the deficiencies and redundancies of the gross reserves as compared to the net reserves.

	Year Ended December 31,
	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
	($ in thousands)
Net reserve for losses and LAE	$135,377	$138,761	$132,558	$139,841	$150,517	$170,530	$174,883	$202,759	$264,647	$374,171	$463,788
Reserves for losses and LAE re-estimated as of:
One year later	142,400	136,309	131,524	136,458	159,897	165,536	180,268	209,797	323,282	370,335
Two years later	139,139	134,324	127,901	138,991	149,741	160,096	183,344	266,459	328,683
Three years later	138,155	131,658	126,457	129,592	142,229	156,322	232,530	266,097
Four years later	135,482	131,018	117,388	123,038	138,495	194,924	227,554
Five years later	134,197	122,845	113,078	121,208	176,226	190,830
Six years later	129,213	119,453	108,720	158,195	172,688
Seven years later	126,537	116,398	146,485	155,607
Eight years later	124,491	153,368	144,159
Nine years later	159,426	152,798
Ten years later	159,244
Net cumulative redundancy (deficiency)	(23,867)	(14,037)	(11,601)	(15,766)	(22,171)	(20,300)	(52,671)	(63,338)	(64,036)	3,836
Net cumulative paid as of:
One year later	47,187	39,741	32,416	41,798	38,976	43,301	53,646	64,785	84,385	80,034
Two years later	69,960	59,397	59,796	64,301	63,400	71,535	91,352	112,746	133,911
Three years later	83,921	78,821	71,420	74,588	79,218	88,570	114,449	138,086
Four years later	97,499	87,876	77,593	81,480	89,913	101,667	127,961
Five years later	104,454	92,189	81,468	89,066	100,314	108,146
Six years later	107,469	95,313	85,823	96,203	103,823
Seven years later	109,066	98,497	91,399	98,170
Eight years later	111,346	103,510	92,660
Nine years later	115,061	104,525
Ten years later	115,937
Gross liability—end of year	314,898	273,854	269,601	278,432	342,444	391,094	357,674	401,177	489,642	724,612	966,117
Reinsurance recoverable	179,521	135,093	137,043	138,591	191,927	220,564	182,791	198,418	224,995	350,441	502,329

Net liability-end of year	135,377	138,761	132,558	139,841	150,517	170,530	174,883	202,759	264,647	374,171	463,788
Gross re-estimated latest	414,154	359,537	347,141	365,297	412,727	457,443	488,722	532,024	633,890	711,347
Re-estimated recoverable latest	254,910	206,739	202,982	209,690	240,039	266,613	261,168	265,927	305,207	341,012

Net re-estimated latest	159,244	152,798	144,159	155,607	172,688	190,830	227,554	266,097	328,683	370,335
Gross cumulative redundancy (deficiency)	(99,256)	(85,683)	(77,540)	(86,865)	(70,283)	(66,349)	(131,048)	(130,847)	(144,248)	13,265

        The following tables identify the approximate gross and net cumulative redundancy (deficiency) for the Insurance Companies and Lloyd's Operations contained in the preceding ten year table:

Gross Cumulative Redundancy (Deficiency)

	Consolidated		Insurance Companies
Year Ended	Grand Total	Excluding A&E(1)	Total	A&E(1)	All Other	Lloyd's Operations
	($ in thousands)
2003	$13,265	$14,448	$1,938	$(1,183)	$3,121	$11,327
2002	(144,248)	(65,228)	(148,080)	(79,020)	(69,060)	3,832
2001	(130,847)	(51,470)	(124,923)	(79,377)	(45,546)	(5,924)
2000	(131,048)	(51,423)	(100,551)	(79,625)	(20,926)	(30,497)
1999	(66,349)	13,387	(49,405)	(79,736)	30,331	(16,944)
1998	(70,283)	9,300	(56,927)	(79,583)	22,656	(13,356)
1997	(86,865)	(15,907)	(85,145)	(70,958)	(14,187)	(1,720)
1996	(77,540)	(959)	(77,540)	(76,581)	(959)	—
1995	(85,683)	(8,814)	(85,683)	(76,869)	(8,814)	—
1994	(99,256)	(21,875)	(99,256)	(77,381)	(21,875)	—

(1)
Asbestos & Environmental

Net Cumulative Redundancy (Deficiency)

	Consolidated		Insurance Companies
Year Ended	Grand Total	Excluding A&E(1)	Total	A&E(1)	All Other	Lloyd's Operations
	($ in thousands)
2003	$3,836	$4,328	$(2,830)	$(492)	$(2,338)	$6,666
2002	(64,036)	(31,864)	(64,164)	(32,172)	(31,992)	128
2001	(63,338)	(31,018)	(57,520)	(32,320)	(25,200)	(5,818)
2000	(52,671)	(20,257)	(37,646)	(32,414)	(5,232)	(15,025)
1999	(20,300)	12,219	(14,480)	(32,519)	18,039	(5,820)
1998	(22,171)	10,311	(16,006)	(32,482)	16,476	(6,165)
1997	(15,766)	16,733	(12,884)	(32,499)	19,615	(2,882)
1996	(11,601)	20,990	(11,601)	(32,591)	20,990	—
1995	(14,037)	18,701	(14,037)	(32,738)	18,701	—
1994	(23,867)	8,944	(23,867)	(32,811)	8,944	—

(1)
Asbestos & Environmental

        The 2003 consolidated grand total gross and net cumulative reserve redundancies of $13.3 million and $3.8 million, respectively, were generated mostly from the marine and energy business written by the Lloyd's Operations.

        The 2002 consolidated grand total gross and net cumulative reserve deficiencies of $144.2 million and $64.0 million, respectively, were generated mostly from reserve actions taken in the 2003 fourth quarter for Navigators Insurance Companies as follows:

  Gross and net asbestos loss reserves were increased $77.6 million and $31.6 million, respectively as a result of a review of asbestos exposures conducted by the Company as discussed under the caption Asbestos and Environmental Liability below. Such cumulative gross and net deficiency amounts are also contained in all years prior to 2002 in the above table since the increased reserves relate primarily to policies underwritten by Navigators Agencies in the late 1970's and first half of the 1980's.

  Gross and net Specialty Liability business reserves were increased by $52.3 million and $22.2 million, respectively, mostly for our California contractors liability business written during 1999 to 2002 in reaction to loss development trends for those years. Such amounts are contained in the Insurance Companies "All Other' column. Approximately $39.5 million, $24.9 million and $16.7 million of the gross specialty reserve increase and $20.7 million, $12.4 million and $9.4 million of the net specialty reserve increase recorded in 2003 are contained, respectively, in the 2001, 2000 and 1999 cumulative amounts in the above table in the Insurance Companies "All Other' column.

        The remaining gross and net cumulative reserve deficiency for the Insurance Companies in the "All Other' column for the years 2002 through 2000 is mostly from the marine and run-off lines of business recorded over several years that was not related to any specific reserve action.

        The 2000 Lloyd's Operations gross and net cumulative reserve deficiency of $30.5 million and $15.0 million, respectively, resulted from our Lloyd's Operations establishing reserves against premiums from prior years which were received in excess of our original premium estimates and strengthening the Lloyd's reserves related to the 1999 underwriting year. Such amounts also affected the 1999 and 1998 year-end reserves for the Lloyd's Operations in the above table.

        The 1997 gross cumulative deficiency of $14.2 million for the Insurance Companies in the "All Other' column mostly resulted from adverse development in the onshore energy business and from one large 1989 claim from a run-off book of business which also adversely affected the years prior to 1997.

        The 1995 and 1994 gross cumulative deficiencies of $8.8 million and $21.9 million, respectively, for the Insurance Companies in the "All Other' column resulted primarily from the 1994 Northridge earthquake loss, the 1989 Exxon Valdez loss and a large marine liability claim reported in 1999 affecting years 1994 through 1998.

        For each of the years 1999 through 1994, exclusive of the 2003 asbestos and environmental reserves strengthening, the Company experienced net cumulative reserve redundancies on a consolidated basis principally due to favorable development from marine business.

        The adverse development on our gross reserves has mostly been ceded to our excess of loss reinsurance treaties. As a result of these reinsurance arrangements, while our gross losses and related reserve deficiencies and redundancies are very sensitive to adverse developments such as those described above, our net losses and related reserve deficiencies and redundancies tend to be less sensitive to such developments.

        Our loss reserves include amounts related to short tail and long tail classes of business. Short tail business refers to claims that are generally reported quickly upon occurrence of an event, making estimation of loss reserves less complex. Our longer tail business includes our specialty liability and professional liability insurance. For the long tail lines, significant periods of time, ranging up to several years or more, may elapse between the occurrence of the loss, the reporting of the loss and the settlement of the claim. Generally, the longer the time span between the incidence of a loss and the settlement of the claim, the more likely the ultimate settlement amount will vary from the original estimate.

        Specialty Liability and Professional Liability.    Substantially all of our specialty liability business involves general liability policies which generate third party liability claims that are long tail in nature. A significant portion of our general liability reserves relate to California construction defect claims. Reserves and claim frequency on this business may be impacted by legislation implemented in California, which generally provides consumers who experience construction defects a method other than litigation to obtain construction defect repairs. The law, which became effective July 1, 2002 with a sunset provision effective January 1, 2011, provides for an alternative dispute resolution system that attempts to involve all parties to the claim at an early stage. This legislation may impact claim severity, frequency and length of settlement assumptions underlying our reserves. Accordingly, our ultimate liability may exceed or be less than current estimates due to this variable, among others. We had 1,138 open specialty liability claims at June 30, 2005 compared to 1,028 at December 31, 2004 and 1,029 at December 31, 2003.

        The professional liability class generates third party claims, which also are longer tail in nature. The professional liability policies provide coverage on a claims-made basis, whereby coverage is generally provided only for those claims that are made during the policy period. These claims many times involve a lengthy litigation period after being reported. The substantial majority of our claims made policies provide coverage for one year periods. The Company has also issued a limited number of multi-year claims made professional liability policies known as "tail coverage" that provide for insurance protection for wrongful acts prior to the runoff date. Such multi-year policies provide insurance protection for several years.

        Our professional liability business is relatively immature, as we first began writing the business in late 2001. Accordingly, it will take some time to better understand the reserve trends on this business. Our professional liability loss estimates are based on expected losses, actual reported losses, evaluation of loss trends, industry data, and the legal, regulatory and current risk environment because anticipated loss experience in this area is less predictable due to the small number of claims and/or erratic claim severity patterns. We believe that we have made a reasonable estimate of the required loss reserves for professional liability. The expected ultimate losses may be adjusted up or down as the accident years mature. We had 528 open claims on our professional liability policies at June 30, 2005 compared to 337 at December 31, 2004 and 134 December 31, 2003.

        The following tables set forth our net loss and LAE loss reserves for our specialty liability and professional liability businesses for the periods indicated:

	June 30, 2005
Type of Business	Net Reported Reserves	Net IBNR	Total Net Loss Reserves	% of IBNR to Total Net Loss Reserves
Specialty construction liability	$24,911	$120,829	$145,740	82.9%
Professional liability	5,195	22,132	27,327	81.0

Total	$30,106	$142,961	$173,067	82.6%

	December 31, 2004
Type of Business	Net Reported Reserves	Net IBNR	Total Net Loss Reserves	% of IBNR to Total Net Loss Reserves
	($ in thousands)
Specialty construction liability	$21,338	$110,263	$131,601	83.8%
Professional liability	1,166	17,835	19,001	93.9

Total	$22,504	$128,098	$150,602	85.1%

	December 31, 2003
Type of Business	Net Reported Reserves	Net IBNR	Total Net Loss Reserves	% of IBNR to Total Net Loss Reserves
	($ in thousands)
Specialty construction liability	$25,261	$88,906	$114,167	77.9%
Professional liability	159	6,900	7,059	97.7

Total	$25,420	$95,806	$121,226	79.0%

        Asbestos and Environmental Liability.    Our exposure to asbestos and environmental liability principally stems from marine liability insurance written on an occurrence basis during the mid-1980s. In general, our participation on such risks is in the excess layers, which requires the underlying coverage to be exhausted prior to coverage being triggered in our layer. In many instances, we are one of many insurers who participate in the defense and ultimate settlement of these claims, and we are generally a minor participant in the overall insurance coverage and settlement.

        The reserves we have established for asbestos exposures are for: (i) estimated losses for excess insurance policy limits exposed to class action suits against two insureds involved in the manufacturing or distribution of asbestos products; (ii) other insureds not directly involved in the manufacturing or distribution of asbestos products, but that have more than incidental asbestos exposure for their purchase or use of products that contained asbestos; (iii) attritional asbestos claims that could be expected to occur over time; and (iv) the 2004 settlement of a large claim exposed to a class action suit which settlement will be paid over seven years starting in June 2005.

        The following table sets forth our gross and net loss and LAE reserves, and claim counts for our asbestos and environmental exposures, which we believe are subject to uncertainties greater than those presented by other types of claims:

	Six Months Ended June 30, 2005
	Asbestos	Environmental	Total
	($ in thousands)
Gross of Reinsurance
Beginning Reserve	$78,421	$7,513	$85,934
Incurred Losses & LAE	306	3,493	3,799
Calendar Year Payments	3,984	2,114	6,098

Ending Reserves	$74,743	$8,892	$83,635

Net of Reinsurance
Beginning Reserve	$31,394	$1,494	$32,888
Incurred Losses & LAE	237	1,038	1,275
Calendar Year Payments	1,440	1,022	2,462

Ending Reserves	$30,191	$1,510	$31,701

	Year Ended December 31, 2004			Year Ended December 31, 2003
	Asbestos	Environmental	Total	Asbestos	Environmental	Total
	($ in thousands)			($ in thousands)
Gross of Reinsurance
Beginning Reserve	$78,472	$6,800	$85,272	$813	$6,620	$7,433
Incurred Losses & LAE	1,183	1,492	2,675	77,837	1,971	79,808
Calendar Year Payments	1,234	779	2,013	178	1,791	1,969

Ending Reserves	$78,421	$7,513	$85,934	$78,472	$6,800	$85,272

Net of Reinsurance
Beginning Reserve	$32,083	$1,153	$33,236	$441	$1,072	$1,513
Incurred Losses & LAE*	405	638	1,043	31,680	799	32,479
Calendar Year Payments	1,094	297	1,391	38	718	756

Ending Reserves	$31,394	$1,494	$32,888	$32,083	$1,153	$33,236

*
Includes a charge for uncollectible reinsurance of approximately $25.7 million in the 2003 fourth quarter.

Type of Business	Claim Count June 30, 2005	New Claims During Period	Claims Settled or Resolved During Period	Claim Count December 31, 2004
Environmental	105	32	16	89
Asbestos	136	13	6	129

Total	241	45	22	218

        In the fourth quarter of 2003, Navigators Insurance Company increased its gross and net asbestos reserves for losses by $77.6 million and $31.6 million, respectively. As a result, gross and net incurred losses increased by the amount of the respective reserve increase. The $31.6 million of net asbestos losses includes $25.7 million of uncollectible reinsurance.

        The reserve action was the result of our review of asbestos-related exposures. Management was notified in late January 2004 that an asbestos claim for an insured would likely have to be settled for a significantly greater amount than previously anticipated. As a result of the unexpected adverse development on this individual claim, we retained a leading independent consulting firm in this area to assist in the identification of our potential exposure to asbestos claims from policies written directly for an insured as well as those reinsured to Navigators Insurance Company from prior members of our Company's insurance pools. The Company's increased reserves relate primarily to policies underwritten by the Navigators Agencies in the late 1970's and first half of the 1980's on behalf of members of the pool, consisting of excess liability on marine related business and aviation products liability, including policies subsequently assumed by Navigators Insurance Company pursuant to reinsurance arrangements with pool members who exited the pool. Following our and the independent consulting firm's review, we increased our gross and net loss reserves for asbestos exposure to $78.5 million and $32.1 million, respectively, at December 31, 2003. Generally, the reserves established were for: (i) estimated losses for excess insurance policy limits exposed to class actions suits against four insureds involved in the manufacturing or distribution of asbestos products; (ii) other insureds not directly involved in the manufacturing or distribution of asbestos products, but that have more than incidental asbestos exposure for their purchase or use of products that contained asbestos; and (iii) attritional asbestos claims that could be expected to occur over time.

        Loss development for asbestos related exposures in the first six months of 2005 and in the 12 months of 2004 was not significant. During 2004 one of our four large claims for excess insurance policy limits exposed to class action suits was settled within amounts reserved and one other such claim settled below our layer of coverage. Loss development activity for environmental losses generally consisted of oil spill claims on marine liability policies written in the ordinary course of business.

        Management believes that the reserves for losses and loss adjustment expenses are adequate to cover the ultimate cost of losses and loss adjustment expenses on reported and unreported claims. We continue to review all of our loss reserves, including our asbestos reserves, on a regular basis.

        Additional information regarding our loss reserves can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations and Overview—Operating Expenses—Net Losses and Loss Adjustment Expenses Incurred," "Business—Loss Reserves," included herein and Note 6 to our consolidated audited financial statements incorporated by reference herein.

Investments

        The objective of our investment policy, guidelines and strategy is to maximize total investment return in the context of preserving and enhancing shareholder value and statutory surplus of the insurance company subsidiaries. Secondarily, an important consideration is to optimize the after-tax book income.

        The investments are managed by outside professional fixed-income and equity portfolio managers. We seek to achieve our investment objectives by investing in cash equivalents and money market funds, municipal bonds, U.S. Government bonds, U.S. Government guaranteed and U.S. Federal Agency securities, corporate bonds, mortgage-backed and asset-backed securities and common and preferred stocks. Our investment guidelines require that the amount of the consolidated fixed-income portfolio rated below "A-" by Standard & Poor's or A3 by Moody's shall not exceed 20% of the statutory surplus of the Insurance Companies. Securities rated below BBB- by Standard & Poor's or Baa3 by Moody's are not eligible to be purchased. Up to 15% of the statutory surplus of the Insurance Companies may be invested in equity securities that are actively traded on major U.S. stock exchanges. Our investment guidelines prohibit investments in derivatives other than as a hedge against foreign currency exposures or the writing of covered call options on the equity portfolio.

        Our Insurance Companies' investments are subject to the direction and control of their respective boards of directors and the Finance Committee of the Company's Board of Directors. The investment portfolio and the performance of the investment managers are reviewed quarterly. These investments must comply with the insurance laws of New York State, the domiciliary state of Navigators Insurance Company and NIC Insurance Company. These laws prescribe the type, quality and concentration of investments which may be made by insurance companies. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred stocks, common stocks, real estate mortgages and real estate.

        The Lloyd's Operations' investments are subject to the direction and control of the Board of Directors and the Investment Committee of NUAL, as well as the Board of Directors and Finance Committee of the Company, and represent our share of the investments held by Syndicate 1221. These investments must comply with the rules and regulations imposed by Lloyd's and by certain overseas regulators. The investment portfolio and the performance of the investment managers are reviewed quarterly.

        The majority of the investment income of the Navigators Agencies is derived from fiduciary funds invested in accordance with the guidelines of various state insurance departments. These guidelines typically require investments in short-term instruments. This investment income is paid to the members of the marine pool, including Navigators Insurance Company.

        The table set forth below reflects investments, the net investment income earned thereon and the related average yield for each of the years in the three year period ended December 31, 2004 and for the six months ended June 30, 2005:

	Six Months Ended June 30,	Year Ended December 31,
	2005	2004	2003	2002
	($ in thousands)
Invested Assets and Cash
Insurance Companies	744,658	$676,065	$562,997	$360,165
Lloyd's Operations	214,942	172,472	122,299	86,396
Navigators Agencies	405	2,169	1,045	5,909
Parent Company	5,038	4,227	7,251	415

Consolidated	$965,043	$854,933	$693,592	$452,885

Net Investment Income
Insurance Companies	14,340	$24,119	$17,455	$15,489
Lloyd's Operations	2,203	2,645	2,009	2,507
Navigators Agencies	3	8	22	42
Parent Company	37	23	64	20

Consolidated	$16,583	$26,795	$19,550	$18,058

Average Yield (amortized cost basis)
Insurance Companies	4.20%	4.02%	4.26%	4.99%
Lloyd's Operations	2.21	1.72	1.98	3.84
Navigators Agencies	0.01	0.69	1.00	2.50
Parent Company	1.90	0.81	3.28	2.68
Consolidated	3.74	3.54	3.79	4.78

        All fixed maturity and equity securities are carried at fair value. The fair value is based on quoted market prices or dealer quotes provided by independent pricing services. The following tables show our cash and investments as of June 30, 2005 and as of December 31, 2004 and 2003:

June 30, 2005	Fair Value	Gross Unrealized Gains	Gross Unrealized (Losses)	Cost or Amortized Cost
	($ in thousands)
Fixed maturities:
U.S. Government Treasury Bonds, GNMAs, U.S. Government non-guaranteed Agencies and foreign government bonds	$247,782	$5,008	$(812)	$243,086
States, municipalities and political subdivisions	183,336	2,803	(608)	181,141
Mortgage- and asset-backed securities (excluding U.S. Govt.)	229,061	1,907	(828)	227,982
Corporate bonds	135,653	4,204	(553)	132,002

Total fixed maturities	795,332	13,922	(2,801)	784,211

Equity securities—common stocks	20,453	1,913	(329)	18,869
Cash and short-term investments	149,258	—	—	149,258

Total	$965,043	$15,835	$(3,130)	$952,338

December 31, 2004	Fair Value	Gross Unrealized Gains	Gross Unrealized (Losses)	Cost or Amortized Cost
	($ in thousands)
Fixed maturities:
U.S. Government Treasury Bonds, GNMAs, U.S. Government non-guaranteed Agencies and foreign government bonds	$247,105	$3,190	$(1,451)	$245,366
States, municipalities and political subdivisions	138,902	2,688	(339)	136,553
Mortgage- and asset-backed securities (excluding GNMAs)	191,459	1,911	(470)	190,018
Corporate bonds	144,968	4,375	(519)	141,112

Total fixed maturities(1)	722,434	12,164	(2,779)	713,049

Equity securities—common stocks	21,170	2,157	(88)	19,101
Cash and short-term investments	111,329	—	—	111,329

Total	$854,933	$14,321	$(2,867)	$843,479

(1)
Approximately 6.0% and 11.4% of total fixed maturities investments are direct and collateralized obligations, respectively, of FNMA and FHLMC.

December 31, 2003	Fair Value	Gross Unrealized Gains	Gross Unrealized (Losses)	Cost or Amortized Cost
	($ in thousands)
Fixed maturities:
U.S. Government Treasury Bonds, GNMAs, U.S. Government non-guaranteed Agencies and foreign government bonds	$221,919	$4,107	$(1,385)	$219,197
States, municipalities and political subdivisions	88,093	2,599	(116)	85,610
Mortgage- and asset-backed securities (excluding GNMAs)	141,831	1,614	(373)	140,590
Corporate bonds	136,702	4,509	(314)	132,507

Total fixed maturities	588,545	12,829	(2,188)	577,904

Equity securities—common stocks	13,446	1,554	(85)	11,977
Cash and short-term investments	91,601	—	—	91,601

Total	$693,592	$14,383	$(2,273)	$681,482

        At June 30, 2005 and at December 31, 2004 and 2003, all fixed-maturity and equity securities held by us were classified as available-for-sale.

        We regularly review our fixed maturity and equity securities portfolios to evaluate the necessity of recording impairment losses for other-than-temporary declines in the fair value of investments. In general, we focus our attention on those securities whose market value was less than 80% of their cost or amortized cost, as appropriate, for six or more consecutive months. Other factors considered in evaluating potential impairment include the current fair value as compared to cost or amortized cost, as appropriate, our intent and ability to retain the investment for a period of time sufficient to allow for an anticipated recovery in value, specific credit issues related to the issuer and current economic conditions.

        When a security in our investment portfolio has an unrealized loss that is deemed to be other-than-temporary, we write the security down to fair value through a charge to operations. Significant changes in the factors we consider when evaluating investments for impairment losses could result in a significant change in impairment losses reported in the consolidated financial statements. There were no impairment losses recorded in our fixed maturity or equity securities portfolios for the six months ended June 30, 2005 or for the years ended December 31, 2004 or 2003. During 2002, $2,905,000 of impairment losses were recorded on an asset-backed fixed maturity security that was also sold later in 2002.

        The following table summarizes all securities in an unrealized loss position at June 30, 2005 and December 31, 2004, showing the aggregate fair value and gross unrealized loss by the length of time those securities have continuously been in an unrealized loss position:

	June 30, 2005		December 31, 2004
	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss
	($ in thousands)
Fixed Maturities:
U.S. Government Treasury Bonds, GNMAs, U.S. Government non-guaranteed Agencies and foreign government bonds
0–6 Months	$63,426	$182	$97,338	$519
7–12 Months	36,020	279	33,916	283
> 12 Months	32,558	351	24,258	649

Subtotal	132,004	812	155,512	1,451

States, municipalities and political subdivisions
0–6 Months	47,387	242	18,966	94
7–12 Months	11,944	128	14,155	225
> 12 Months	14,073	238	518	20

Subtotal	73,404	608	33,639	339

Mortgage- and asset-backed securities (excluding U.S. Govt.)
0–6 Months	65,092	231	64,598	208
7–12 Months	46,747	335	19,536	232
> 12 Months	17,236	262	774	30

Subtotal	129,075	828	84,908	470

Corporate bonds
0–6 Months	11,221	90	29,870	160
7–12 Months	21,225	225	16,069	189
> 12 Months	11,831	238	4,803	170

Subtotal	44,277	553	50,742	519

Total Fixed Maturities	$378,760	$2801	$324,801	$2,779

Equity securities—common stocks
0–6 Months	$5,382	$162	$3,779	$23
7–12 Months	525	16	892	65
> 12 Months	826	151	—	—

Total Equity Securities	$6,733	$329	$4,671	$88

        We analyze the unrealized losses quarterly to determine if any of them are other-than-temporary. The above unrealized losses have been determined to be temporary and generally result from changes in market conditions.

        The following tables show the composition by National Association of Insurance Commissioners, or NAIC rating and the generally equivalent Standard & Poor and Moody's ratings of the fixed maturity securities in our portfolio with gross unrealized losses at June 30, 2005 and December 31, 2004. Not all of the securities are rated by Standard & Poor's and/or Moody's.

June 30, 2005

			Unrealized Loss		Fair Value
NAIC Rating	Equivalent S&P Rating	Equivalent Moody's Rating	Amount	Percent of Total	Amount	Percent of Total
			($ in thousands)
1	AAA/AA/A	Aaa/Aa/A	$2,689	96%	$367,460	97%
2	BBB	Baa	112	4	11,300	3
3	BB	Ba	—	—	—	—
4	B	B	—	—	—	—
5	CCC or lower	Caa or lower	—	—	—	—
6	N/A	N/A	—	—	—	—

		Total	$2,801	100%	$378,760	100%

December 30, 2004

			Unrealized Loss		Fair Value
NAIC Rating	Equivalent S&P Rating	Equivalent Moody's Rating	Amount	Percent to Total	Amount	Percent of Total
			($ in thousands)
1	AAA/AA/A	Aaa/Aa/A	$2,661	96%	$312,654	96%
2	BBB	Baa	118	4	12,147	4
3	BB	Ba	—	—	—	—
4	B	B	—	—	—	—
5	CCC or lower	Caa or lower	—	—	—	—
6	N/A	N/A	—	—	—	—

		Total	$2,779	100%	$324,801	100%

        At June 30, 2005 and December 31, 2004, the gross unrealized losses in the tables directly above are related to fixed maturity securities that are rated investment grade, which is defined by us as a security having a NAIC rating of 1 or 2, a Standard & Poor's rating of "BBB-" or higher, or a Moody's rating of "Baa3" or higher. Unrealized losses on investment grade securities principally relate to changes in interest rates or changes in sector-related credit spreads since the securities were acquired. Any such unrealized losses are recognized in income, if the securities are sold, or if the decline in fair value is deemed other-than-temporary.

        The scheduled maturity dates for fixed maturity securities in an unrealized loss position at June 30, 2005 and December 31, 2004 are shown in the following table:

	Unrealized Loss		Fair Value
June 30, 2005	Amount	Percent to Total	Amount	Percent of Total
	($ in thousands)
Due in one year or less	$563	20%	$91,972	24%
Due after one year through five years	900	32	99,857	26
Due after five years through ten years	121	4	13,872	4
Due after ten years	389	14	43,984	12
Mortgagee and asset-backed securities	828	30	129,075	34

Total fixed income securities	$2,801	100%	$378,760	100%

	Unrealized Loss		Fair Value
December 31, 2004	Amount	Percent to Total	Amount	Percent to Total
		($ in thousands)
Due in one year or less	$614	22%	$98,661	30%
Due after one year through five years	622	22	62,825	19
Due after five years through ten years	189	7	18,644	6
Due after ten years	884	32	59,763	18
Mortgage- and asset-backed securities	470	17	84,908	27

Total fixed income securities	$2,779	100%	$324,801	100%

        Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Due to the periodic repayment of principal, the mortgage- and asset-backed securities are estimated to have an effective maturity of approximately 2.5 years at June 30, 2005.

        Our realized capital gains and losses were as follows:

	Six Months Ended June 30,	Year Ended December 31,
	2005	2004	2003	2002
	($ in thousands)
Fixed maturities:
Gains	$1259	$1,014	$2,012	$5,491
(Losses)	(957)	(1,093)	(295)	(5,105)

	302	(79)	1,717	386
Equity securities:
Gains	415	1,489	673	1,636
(Losses)	(134)	(488)	(515)	(354)

	281	1,001	158	1,282

Net realized capital gains	$583	$922	$1,875	$1,668

        The following table details realized losses in excess of $200,000 from sales and impairments during the first six months of 2005 and the twelve months ended December 31, 2004 and 2003 and the related circumstances giving rise to the loss:

Date of Sale	Proceeds from Sale		(Loss) on Sale	Impairment	Holdings at End of Period	Net Unrealized Loss	# of Months Unrealized Loss Cost or Exceeded 20% of Amortized Cost
	($ in thousands)
Six months ended June 30, 2005:
None
Year ended December 31, 2004:
11/15/04	$456	(1)	$(360)	—	—	—	2
Year ended December 31, 2003:
2/13/03	$425	(2)	$(252)	—	—	—	6
9/3/03	$357	(3)	$(222)	—	—	—	12

(1)
Major pharmaceutical company adversely affected by a drug recall.

(2)
Major utility company had a deteriorating balance sheet, underperforming overseas operation and a reduction in its dividend.

(3)
Major tobacco company stock adversely affected by concerns over litigation.

Regulation

  United States

        We are subject to regulation under the insurance statutes, including holding company statutes, of various states and applicable regulatory authorities in the United States. These regulations vary but generally require insurance holding companies, and insurers that are subsidiaries of holding companies, to register and file reports concerning their capital structure, ownership, financial condition and general business operations. Such regulations also generally require prior regulatory agency approval of changes in control of an insurer and of transactions within the holding company structure. The regulatory agencies have statutory authorization to enforce their laws and regulations through various administrative orders and enforcement proceedings.

        The State of New York Insurance Department is our principal regulatory agency. The New York insurance law provides that no corporation or other person may acquire control of us, and thus indirect control of our insurance company subsidiaries, unless it has given notice to our insurance company subsidiaries and obtained prior written approval from the Superintendent of Insurance of the State of New York for such acquisition. In New York, any purchaser of 10% or more of the outstanding shares of our common stock would be presumed to have acquired control of us, unless such presumption is rebutted.

        Navigators Insurance Company and NIC Insurance Company may only pay dividends out of their statutory earned surplus under New York insurance law. Generally, the maximum amount of dividends Navigators Insurance Company and NIC Insurance Company may pay without regulatory approval in any twelve-month period is the lesser of adjusted net investment income or 10% of statutory surplus. For a discussion of our current dividend capacity, see "Management's Discussion of Financial Condition and Results of Operations—Liquidity and Capital Reserves" included herein.

        Under insolvency or guaranty laws in most states in which Navigators Insurance Company and NIC Insurance Company operate, insurers doing business in those states can be assessed up to prescribed limits for policyholder losses of insolvent insurance companies. During 2002, we were assessed by the California Insurance Guaranty Association and paid an amount of $798,000. This amount was allowed to be recovered by a surcharge on policies written in California in 2003 and had been recorded as an asset. Through December 31, 2003, we recovered $559,000 of this amount and expensed the remaining $239,000. Other than this California assessment, neither Navigators Insurance Company nor NIC Insurance Company was subject to any material assessments under state insolvency or guarantee laws during the three year period ended December 31, 2004.

        Navigators Insurance Company is licensed to engage in the insurance and reinsurance business in 50 states, the District of Columbia and Puerto Rico. NIC Insurance Company is licensed to engage in the insurance and reinsurance business in the State of New York and is an approved surplus lines insurer, or meets the financial requirements where there is not a formal approval process, in 46 states and the District of Columbia.

        As part of its general regulatory oversight process, the New York Insurance Department conducts detailed examinations of the books, records and accounts of New York insurance companies every three to five years. Our insurance company subsidiaries were examined for the years 1996 through 2000 by the New York Insurance Department. No adjustments to the previously filed statutory financial statements were required as a result of this examination. The State of New York Insurance Department has advised us that the Insurance Companies will be examined for the years 2001 through 2004 during 2005.

        The Insurance Regulatory Information System, or IRIS, was developed by the NAIC and is intended primarily to assist state insurance departments in executing their statutory mandates to oversee the financial condition of insurance companies operating in their respective states. IRIS identifies twelve industry ratios and specifies "usual values" for each ratio. Departure from the usual values on four or more of the ratios can lead to inquiries from individual state insurance commissioners as to certain aspects of an insurer's business. As of December 31, 2004, Navigators' Insurance Company results were outside the usual values for two of the IRIS ratios. These two ratios and the reasons for the unusual values are as follows: investment yield due to the lower market rates during 2004 and two year reserve development due to the additional asbestos reserves recorded during 2003. In addition, NIC Insurance Company had one ratio outside of the usual values as follows: investment yield due to the lower market rates during 2004. All of the business written by NIC Insurance Company is reinsured by Navigators Insurance Company.

        The NAIC has codified statutory accounting practices for insurance enterprises. As a result of this process, the NAIC issued a revised statutory Accounting Practices and Procedures Manual that became effective January 1, 2001 and is updated each year. We prepare our statutory basis financial statements in accordance with the most recently updated statutory manual subject to any deviations prescribed or permitted by the New York Insurance Commissioner.

        The NAIC adopted model legislation in December 2004 implementing new disclosure requirements with respect to compensation of insurance producers. The model legislation requires that insurance producers obtain the consent of the insured and disclose to the insured, where such producers receive any compensation from the insured, the amount of compensation from the insurer. In those cases where the contingent commission is not known, producers would be required to provide a reasonable estimate of the amount and method for calculating such compensation. Producers who represent companies and do not receive compensation from the insured would have a duty to disclose that relationship in certain circumstances. The NAIC directed its task force on broker activities to give further consideration to the development of additional requirements for the model legislation, such as recognition of a fiduciary responsibility of producers, disclosure of all quotes received by a broker, and disclosures relating to agent-owned reinsurance arrangements. We cannot be certain whether the model legislation will be adopted by any particular states.

        In 2002, in response to the tightening of supply in certain insurance and reinsurance markets resulting from, among other things, the September 11, 2001 terrorist attacks, the U.S. Terrorism Risk Insurance Act, or TRIA, was enacted. TRIA is intended to ensure the availability of insurance coverage for "acts of terrorism" (as defined) in the United States of America committed by or on behalf of foreign persons or interests. This law established a federal program through the end of 2005 to help the commercial property and casualty insurance industry cover claims related to future losses resulting from acts of terrorism and requires insurers to offer coverage for acts of terrorism in all commercial property and casualty policies. As a result, we will be prohibited from adding certain terrorism exclusions to those policies written by insurers in our group that write business in the U.S. While these insurers are protected by federal indemnification as provided for in TRIA, there is a substantial deductible that must be met. This deductible is based on a percentage of direct earned premiums for commercial insurance lines from the previous calendar year, equal to 7.0% during 2003, 10.0% in 2004 and 15.0% in 2005. For losses in excess of an insurer's deductible, our participating insurers will retain an additional 10.0% of the excess losses, with the balance to be covered by the federal government (up to an annual aggregate cap of $100 billion). The imposition of these TRIA deductibles could have an adverse effect on our results of operations. Potential future changes to TRIA could also adversely affect us by causing our reinsurers to increase prices or withdraw from certain markets where terrorism coverage is required. As a result of TRIA, we are required to offer coverage for certain terrorism risks that we may normally exclude. Occasionally in our marine business, such coverage falls outside of our normal reinsurance program. In such cases, our only reinsurance would be the protection afforded by TRIA. The expiration date for TRIA is December 31, 2005 and it is uncertain whether or not, and on what terms, the U.S. Congress will renew TRIA.

        State insurance departments have adopted a methodology developed by the NAIC for assessing the adequacy of statutory surplus of property and casualty insurers which includes a risk-based capital formula that attempts to measure statutory capital and surplus needs based on the risks in a company's mix of products and investment portfolio. The formula is designed to allow state insurance regulators to identify potential weakly capitalized companies. Under the formula, a company determines its "risk-based capital" by taking into account certain risks related to the insurer's assets (including risks related to its investment portfolio and ceded reinsurance) and the insurer's liabilities (including underwriting risks related to the nature and experience of its insurance business). The risk-based capital rules provide for different levels of regulatory attention depending on the ratio of a company's total adjusted capital to its "authorized control level" of risk-based capital. Based on calculations made by Navigators Insurance Company and NIC Insurance Company, their risk-based capital levels exceed the level that would trigger regulatory attention or company action. In their respective 2004 statutory financial statements, Navigators Insurance Company and NIC Insurance Company have complied with the NAIC's risk-based capital reporting requirements.

        In addition to regulations applicable to insurance agents generally, the Navigators Agencies are subject to managing general agents acts in their state of domicile and in certain other jurisdictions where they do business.

        Our Lloyd's Operations are subject to regulation in the United States in addition to being regulated in the United Kingdom, as discussed below. The Lloyd's of London market is licensed to engage in insurance business in Illinois, Kentucky and the U.S. Virgin Islands and operates as an eligible excess and surplus lines insurer in all states and territories except Kentucky and the U.S. Virgin Islands. Lloyd's is also an accredited reinsurer in all states and territories of the United States. Lloyd's maintains various trust funds in the state of New York to protect its United States business and is therefore subject to regulation by the New York Insurance Department, which acts as the domiciliary department for Lloyd's U.S. trust funds. There are deposit trust funds in other states to support Lloyd's reinsurance and excess and surplus lines insurance business.

        From time to time, various regulatory and legislative changes have been proposed in the insurance and reinsurance industry. Among the proposals that have in the past been or are at present being considered are the possible introduction of federal regulation in addition to, or in lieu of, the current system of state regulation of insurers and proposals in various state legislatures (some of which have been enacted) to conform portions of their insurance laws and regulations to various model acts adopted by the NAIC. We are unable to predict whether any of these laws and regulations will be adopted, the form in which any such laws and regulations would be adopted, or the effect, if any, these developments would have on our operations and financial condition.

  United Kingdom

        Our United Kingdom subsidiaries and our Lloyd's Operations are subject to regulation by the Financial Services Authority, as established by the Financial Services and Markets Act 2000. Our Lloyd's Operations are also subject to regulation by the Council of Lloyd's. The Financial Services Authority has been granted broad authorization and intervention powers as they relate to the operations of all insurers, including Lloyd's syndicates, operating in the United Kingdom. Lloyd's operates under a self-regulatory regime arising under the Lloyd's Act 1982 and the Financial Services and Markets Act and has the power to set, interpret and change the rules which govern the operation of the Lloyd's market. Lloyd's prescribes, in respect of its managing agents and corporate members, certain minimum standards relating to their management and control, solvency and various other requirements. The Financial Services Authority monitors the Lloyd's market to ensure that managing agents' compliance with the systems and controls prescribed by Lloyd's enables those managing agents to comply with its relevant requirements. If it appears to the Financial Services Authority that either Lloyd's is not fulfilling its delegated regulatory responsibilities, or that managing agents are not complying with the applicable regulatory sections or market requirements prescribed by Lloyd's, the Financial Services Authority may intervene in its discretion.

        We participate in the Lloyd's of London market through our ownership of NUAL, Millennium Underwriting Ltd. and Navigators Corporate Underwriters Ltd. NUAL is the managing agent for Lloyd's Syndicate 1221. Millennium Underwriting Ltd. and Navigators Corporate Underwriters Ltd. provide underwriting capacity to Syndicate 1221 and are therefore Lloyd's corporate members. By entering into a membership agreement with Lloyd's, Millennium Underwriting Ltd. and Navigators Corporate Underwriters Ltd. undertake to comply with all Lloyd's bye-laws and regulations as well as the provisions of the Lloyd's Acts and the Financial Services and Markets Act. Syndicate 1221, as well as Millennium Underwriting Ltd. and Navigators Corporate Underwriters Ltd. and their respective directors, are fully subject to the Lloyd's regulatory regime.

        Underwriting capacity of a member of Lloyd's must be supported by providing a deposit in the form of cash, securities or letters of credit (which are referred to as Funds at Lloyd's) in an amount determined by Lloyd's equal to a specified percentage of the member's underwriting capacity. This amount is determined by Lloyd's through application of a risk based capital formula. The consent of the Council of Lloyd's may be required when a syndicate proposes to increase its underwriting capacity for the following underwriting year.

        In December 2001, the Financial Services Authority introduced a new minimum solvency margin for all insurers, including corporate members of Lloyd's, which took effect for the December 31, 2001 solvency calculation. Under the new requirements, Lloyd's must demonstrate that each member has sufficient assets to meet its underwriting liabilities plus a required solvency margin. This margin can reduce the amount of distributable profits to the member or increase the liabilities required to be funded by the member.

        If the managing agency concludes that an appropriate reinsurance to close cannot be determined or negotiated on commercially acceptable terms in respect of a particular underwriting year, it must determine that the underwriting year remain open and be placed into run-off. During this period there cannot be a release of the Funds at Lloyd's of a corporate member without the consent of Lloyd's and such consent will only be considered where the member has surplus funds at Lloyd's.

        The Council of Lloyd's has wide discretionary powers to regulate members' underwriting at Lloyd's. It may, for instance, change the basis on which syndicate expenses are allocated or vary the Funds at Lloyd's ratio or the investment criteria applicable to the provision of Funds at Lloyd's. Exercising any of these powers might affect the amount of a corporate member's overall premium limit and consequently the return on an investment in the corporate member in a given underwriting year. In particular it should be noted that the annual business plans of a syndicate are subject to the review and approval of the Lloyd's Franchise Board. The Lloyd's Franchise Board was formally constituted on January 1, 2003 and has now become the managing agent's principal interface with the Society of Lloyd's. The main goal of the Franchise Board is to seek to create and maintain a commercial environment at Lloyd's in which underwriting risk is prudently managed while providing attractive long term returns to capital providers.

        Corporate members continue to have insurance obligations even after all their underwriting years have been closed by reinsurance to close. In order to continue to perform these obligations, corporate members are required to stay in existence; accordingly, there continues to be an administrative and financial burden for corporate members between the time their memberships have ceased and the time their insurance obligations are extinguished, including the completion of financial accounts in accordance with the Companies Act 1985.

        Whenever a member of Lloyd's is unable to pay its debts to policyholders, such debts may be payable by the Lloyd's Central Fund, which acts similarly to state guaranty funds in the United States. If Lloyd's determines that the Central Fund needs to be increased, it has the power to assess premium levies on current members of Lloyd's. The Council of Lloyd's has discretion to call or assess up to 3% of a member's underwriting capacity in any one year as a Central Fund contribution. In addition, Lloyd's recently introduced a second tier of central assets to the existing central fund. The second tier is based on a compulsory loan to the Society from the members. The Society will invest the proceeds of the loans in assets eligible for Society solvency. It is anticipated that the loans generally will be repaid on a rolling year basis as each year closes.

Competition

        The property and casualty insurance industry is highly competitive. We face competition from both domestic and foreign insurers, many of whom have longer operating histories and greater financial, marketing and management resources. Competition in the types of insurance in which we are engaged is based on many factors, including our perceived overall financial strength, pricing and other terms and conditions of products and services offered, business experience, marketing and distribution arrangements, agency and broker relationships, levels of customer service (including speed of claims payments), product differentiation and quality, operating efficiencies and underwriting. Furthermore, insureds tend to favor large, financially strong insurers, and we face the risk that we will lose market share to higher rated insurers.

        Another competitive factor in the industry is the entrance of other financial services providers such as banks and brokerage firms into the insurance business. These efforts pose new challenges to insurance companies and agents from financial services companies traditionally not involved in the insurance business.

        No single insured or reinsured accounted for 10% or more of our gross written premium in 2004.

Employees

        As of September 30, 2005, the Company had 275 full-time employees of which 207 were located in the United States, 66 in the United Kingdom and 2 in Belgium.

Properties

        Our New York underwriting office and certain executive offices are located at One Penn Plaza, New York, New York and occupied pursuant to a lease from an unaffiliated company which expires December 31, 2010. Several of our subsidiaries have noncancellable operating leases for their respective office locations.

        In the first quarter of 2003, we leased additional space in Rye Brook, New York, from an unaffiliated company. Rye Brook is approximately 30 miles north of Manhattan. Our administrative, accounting and information technology staffs and certain executive offices are now located at our Rye Brook, New York office. Our lease for this space terminates in February 2013.

        In January 2000 we purchased an apartment in London to accommodate visitors to our London operations at a cost of approximately $820,000.

Legal Proceedings

        Other than as set forth below, we are not a party to, or the subject of, any material legal proceedings which depart from the ordinary routine litigation incident to the kinds of business we conduct.

        We were recently advised informally by Equitas, a lead reinsurer participating on excess of loss reinsurance agreements, that it does not intend to satisfy a loss payment recovery demand that we presented to it on June 1, 2005. We have not yet received a formal written response to our demand. The recovery is for the 2004 settlement of a class action suit involving a large asbestos claim (the "Settled Claim") which settlement is being paid over seven years starting in June 2005. Equitas has not indicated any dispute with respect to recoveries on related pro rata reinsurance agreements.

        Equitas also participates as a lead reinsurer in respect of our two other large asbestos claims that involve class action lawsuits. We believe it is likely that Equitas will take a similar position when such claims are eventually settled and presented to Equitas for payment.

        The aggregate amount of excess of loss recoveries due from Equitas on all three of these claims is approximately $9 million, and represents approximately 50% of the total excess of loss recoveries for such claims. We have not been advised of any disputes by other excess of loss reinsurers with respect to such asbestos claims.

        We have filed a demand for arbitration against Equitas in New York with respect to the Settled Claim in accordance with the applicable provisions of the excess of loss reinsurance agreements. We believe that the refusal of Equitas to satisfy our payment demand is without merit and we intend to vigorously pursue collection of our reinsurance recoveries. While it is too early to predict with any certainty the outcome of this matter, we believe that the ultimate outcome would not be expected to have a significant adverse effect on our results of operations, financial condition or liquidity, although an unexpected adverse resolution could have a material adverse effect on our results of operations in a particular fiscal quarter or year.

MANAGEMENT

Directors and Officers

        The following table sets forth information regarding our current directors as of September 30, 2005:

Name	Age	Position with the Company	First Became a Director
H. J. Mervyn Blakeney	67	Director	2004
Peter A. Cheney	63	Director	2003
Terence N. Deeks	65	Chairman	1982
Robert W. Eager, Jr.	61	Director	2001
Stanley A. Galanski	47	President & CEO	2001
Leandro S. Galban, Jr.	70	Director	1983
John F. Kirby	58	Director	2004
Marc M. Tract	46	Director	1991
Robert F. Wright	79	Director	1993

        H. J. Mervyn Blakeney spent a 30 year career with Cadbury Schweppes Plc, the final 10 years as Managing Director of Schweppes International Ltd. and as a director of its holding company. After retiring as an executive in 1988, he has held non-executive directorships in various industries, principally insurance, within the United Kingdom. Mr. Blakeney is currently the non-executive Chairman of the Board of Directors of Navigators Underwriting Agency, Ltd., a wholly owned United Kingdom subsidiary of the Company. Mr. Blakeney was elected to the Company's Board of Directors at the Board meeting held on September 9, 2004. He was initially recommended to the Corporate Governance and Nominating Committee of the Board of Directors for consideration as a director by the Chief Executive Officer.

        Peter A. Cheney has been retired since 1996. Prior thereto, Mr. Cheney held various positions at National Re Corporation, including Executive Vice President, Chief Financial Officer and Director from 1994 to 1996.

        Terence N. Deeks is our founder. He has been our Chairman since our formation in 1982, our President until May 2002 and Chief Executive Officer until December 2002. Mr. Deeks is chairman and a director of our wholly owned insurance subsidiaries including Navigators Insurance Company. Mr. Deeks has been engaged in the property and casualty insurance business since 1957.

        Robert W. Eager, Jr. has been retired since 1999 and prior thereto, from 1996 to 1999, had been an Executive Vice President of General Reinsurance Corporation. Prior thereto, Mr. Eager held various positions at National Re Corporation from 1976 to 1996, including Executive Vice President from 1994 to 1996.

        Stanley A. Galanski has been our President since May 2002 and our Chief Executive Officer since January 2003. Prior thereto, he had been Executive Vice President and Chief Operating Officer of the Company since March 2001. Mr. Galanski was President of XL Insurance Company of New York from 2000 to March 2001, President of XL Specialty Insurance Company from 1997 to March 2001, and President of New Hampshire Insurance Company from 1995 to 1997. From 1980 to 1995, Mr. Galanski held various underwriting and management positions with the Chubb Group of Insurance Companies. Mr. Galanski is a director of several of our wholly owned subsidiaries including Navigators Insurance Company.

        Leandro S. Galban, Jr. has been Vice Chairman and Managing Director of Credit Suisse First Boston LLC ("CSFB") since 2000. Prior thereto, from 1996 to 2000, he had been a Managing Director and Co-Head of the Financial Institutions Group of Donaldson, Lufkin & Jenrette, a company acquired by CSFB.

        John F. Kirby has been retired from Chubb & Son since 2003 and prior thereto, from 1998 to 2003, he was a Managing Director with worldwide responsibility for ceded reinsurance. From 1995 to 1998, he served as Senior Vice President and Manager—Global Marine & Aviation Practice at Wilcox, Inc. Prior thereto, he held various senior positions at Continental Corporation from 1987 to 1995. He began his career with the Chubb Group in 1964.

        Marc M. Tract has been a partner of the law firm of Katten Muchin Zavis Rosenman since 1994, which firm has been counsel to the Company for the same period. Mr. Tract specializes in the areas of corporate and regulatory matters for the insurance industry.

        Robert F. Wright has been President and Chief Executive Officer of Robert F. Wright Associates, Inc. since 1988. Mr. Wright was a partner of the public accounting firm of Arthur Andersen & Co. from 1960 to 1988. He is a director of Universal American Financial Corporation and USI Holdings Corporation.

        The following table sets forth information regarding our current non-director executive officers as of September 28, 2005:

Name	Age	Position
Paul J. Malvasio	59	Executive Vice President and Chief Financial Officer
R. Scott Eisdorfer	42	Senior Vice President and Chief Information Officer
Jane E. Keller	53	Senior Vice President and Chief Claims Officer
Elliot S. Orol	49	Senior Vice President, General Counsel and Chief Compliance Officer
Bradley D. Wiley	52	Senior Vice President, Financial Compliance Officer and Secretary
Salvatore A. Margarella	56	Vice President and Treasurer

        Paul J. Malvasio has been our Executive Vice President and Chief Financial Officer since December 2003. Prior to joining the Company, Mr. Malvasio served as President and Chief Financial Officer of CORE Insurance Holdings, Inc. from 2001 to 2003 and as Executive Vice President and Chief Financial Officer from 2000 to 2001. From 1995 to 2000 he served as Managing Director and Chief Financial Officer of Risk Capital Re, Inc. and from 1986 to 1995 as Chief Financial Officer of NAC Re, Inc. Prior to entering the insurance industry, Mr. Malvasio was an audit partner with Coopers & Lybrand. Mr. Malvasio is a director of Navigators Insurance Company.

        R. Scott Eisdorfer has been our Senior Vice President and Chief Information Officer since 2001 and of our insurance subsidiaries since 1999. From 1996 to 1999, Mr. Eisdorfer was a Vice President and Applications Manager of General Reinsurance Corporation, and prior thereto from 1985 held various information technology positions at National Reinsurance Corporation. Mr. Eisdorfer is a director of Navigators Insurance Company.

        Jane E. Keller has been our Senior Vice President and Chief Claims Officer since June 2004. Prior to joining the Company, Ms. Keller served as the Senior Vice President and Chief Claims Officer of Liberty International Underwriters from 2002 to 2004 and the Vice President of Claims from 2000 to 2002. From 1994 to 2000, she was the Senior Vice President of Claims at a division of Great American Insurance Company. Prior thereto, Ms. Keller was with the Home Insurance Company and in private legal practice. Ms. Keller is a director of Navigators Insurance Company.

        Elliot S. Orol has been our Senior Vice President and General Counsel since May 2005 and our Chief Compliance Officer since 2004. Prior to joining the Company, Mr. Orol was in private legal practice and, from 2002 to 2003, served as Managing Director and General Counsel of Gerling Global Financial Products. From 1999 to 2001, he was a partner with the law firm of Cozen O'Connor. Prior thereto, he served from 1996-1999 as Vice President, General Counsel and Secretary of the GRE Insurance Group, and from 1987-1996 as Vice President of The Continental Insurance Company.

        Bradley D. Wiley has been our Senior Vice President, Financial Compliance Officer and Secretary since 2003. Mr. Wiley served as our Senior Vice President, Chief Financial Officer and Secretary from 1996 to 2003. From 1992 until 1996, Mr. Wiley was Senior Vice President and Chief Financial Officer of Christiania Re Corp. and its wholly owned subsidiary, Christiania General Insurance Corp. Mr. Wiley is a director of Navigators Insurance Company.

        Salvatore A. Margarella has been our Vice President and Treasurer since 1997, and prior thereto had been our Controller since our inception. Mr. Margarella has been Vice President and Treasurer of Navigators Insurance Company since 1987, and serves as one of its directors.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated October 12, 2005, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC, and Keefe, Bruyette & Woods, Inc. are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse First Boston LLC	1,112,925
Keefe, Bruyette & Woods, Inc.	1,112,925
J.P. Morgan Securities Inc.	390,060
Cochran, Caronia & Co.	292,545
Sandler O'Neill & Partners, L.P.	292,545
Barclays Capital Inc.	49,500
LaSalle Financial Services, Inc.	49,500

Total	3,300,000

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        We have granted to the underwriters a 30-day option to purchase, on a pro-rata basis, up to 495,000 additional shares. The option may be exercised only to cover any over-allotments of common stock.

        The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of $1.035 per share. The underwriters and selling group members may allow a discount of $0.10 per share on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

        We will pay all the expenses in connection with the registration and sale of our shares. The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
Paid by us	Without Over- allotment	With Over- allotment	Without Over- allotment	With Over- allotment
Underwriting Discounts and Commissions paid by us(1)	$1.725	$1.725	$5,692,500	$6,546,375
Expenses payable by us	$0.1725	$0.1500	$569,250	$569,250

(1)
Assuming that the underwriters exercise the over-allotment option in full, the underwriters will purchase 3,795,000 shares from us (for which our underwriting discounts and commissions would increase by $853,875 to a total of $6,546,375).

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse

First Boston LLC and Keefe, Bruyette & Woods, Inc. for a period of 90 days after the date of this prospectus supplement, except grants of options to purchase shares of common stock under stock option plans existing and in effect on the date of this prospectus supplement and issuances of common stock pursuant to the exercise of stock options outstanding on the date of this prospectus supplement. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

        Our officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC and Keefe, Bruyette & Woods, Inc. for a period of 90 days after the date of this prospectus supplement. In addition, our officers and directors have agreed that, without the prior written consent of Credit Suisse First Boston LLC and Keefe, Bruyette & Woods, Inc., they will not, for a period of 90 days after the date of this prospectus supplement, make any demand for or exercise any right with respect to, the registration of any of our shares of common stock or any security convertible into or exercisable or exchangeable for shares of our common stock. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse First Boston LLC and Keefe, Bruyette & Woods, Inc. waive, in writing, such an extension.

        We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

        Certain of the underwriters and their respective affiliates have from time to time performed and may in the future perform various financial advisory, commercial banking and investment banking services for us in the ordinary course of business, for which they have received and may continue to receive customary fees and commissions. One of our directors, Leandro S. Galban, Jr., is Vice Chairman and a Managing Director of Credit Suisse First Boston LLC, one of the underwriters of this offering. Certain of the underwriters are lenders under our credit facility.

        In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, passive market making and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

  •
  In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ National Market or otherwise, and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

        The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

        By purchasing the common stock in Canada, and accepting a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

  •
  where required by law, that the purchaser is purchasing as principal and not as agent,

  •
  the purchaser has reviewed the text above under "—Resale Restrictions," and

  •
  the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the common stock to the regulatory authority that by law is entitled to collect the information.

        Further details concerning the legal authority for this information is available on request.

Rights of Action—Ontario Purchasers Only

        Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus supplement during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us in the event that this prospectus supplement contains a misrepresentation, without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein, may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

VALIDITY OF THE COMMON STOCK

        The validity of the shares of common stock offered in this prospectus supplement will be passed upon for us by LeBoeuf, Lamb, Greene & MacRae LLP, New York, New York. Certain legal matters in connection with the shares of common stock offered in this prospectus supplement will be passed upon for the underwriters by Dewey Ballantine LLP, New York, New York.

EXPERTS

        The consolidated financial statements and related financial statement schedules of The Navigators Group, Inc. as of December 31, 2004 and December 31, 2003, and for each of the years in the three-year period ended December 31, 2004, and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, have been incorporated by reference in this prospectus supplement in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, appearing elsewhere and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the informational requirements of the Securities Exchange Act of 1934. Accordingly, we file annual, quarterly and special reports, proxy statements and other information with the SEC. You may review a copy of those reports, statements or other information at the SEC's public reference room, which is located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at http://www.sec.gov.

        The SEC allows us to "incorporate by reference" information into this prospectus supplement, which means that we can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus supplement, except for any information superseded by information contained directly in this prospectus supplement or in later filed documents incorporated by reference in this prospectus. This prospectus supplement incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important business and financial information about us that is not included in or delivered with this prospectus supplement.

THE NAVIGATORS GROUP, INC. FILINGS

(File No. 001-15886)	Period or Date Filed
Annual Report on Form 10-K and the portions of our Proxy Statement dated April 14, 2005 for our 2005 Annual Meeting incorporated by reference into our Annual Report	Fiscal Year ended December 31, 2004
Quarterly Reports on Form 10-Q	Quarters ended March 31, 2005 and June 30, 2005
Current Reports on Form 8-K	Filed on January 18, February 4, March 11, June 17, September 9, September 20, September 23 and October 11, 2005
Description of our common stock contained in our Form 8-A	Filed on May 20, 1987

        We are also incorporating by reference all other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the termination of this offering.

        You can request a copy of these filings, without charge, by writing or telephoning The Navigators Group, Inc., Attn: Bradley D. Wiley, Senior Vice President, Financial Compliance Officer and Secretary, Reckson Executive Park, 6 International Drive, Rye Brook, New York 10573, Telephone: (914) 933-6025. In addition, we make available through our website at www.navg.com under the Financial Information link, free of charge, our Annual Report on Form 10-K including exhibits, quarterly reports on Form 10-Q including exhibits, current reports on Form 8-K including exhibits, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. Information on our website is not incorporated by reference in this prospectus supplement.

PROSPECTUS

$250,000,000

THE NAVIGATORS GROUP, INC.

Debt Securities
Common Stock
Preferred Stock
Depositary Shares

        By this prospectus, we may offer from time to time up to $250,000,000 of any combination of the securities described in this prospectus.

        We will provide the specific terms of these securities in supplements to this prospectus. We can only use this prospectus to offer and sell any specific security by also including a prospectus supplement for that security. You should read this prospectus and the prospectus supplements carefully before you invest.

        Our common stock is listed on The NASDAQ Stock Market® under the symbol "NAVG."

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 30, 2005

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission ("SEC") using a "shelf" registration process. Under this shelf process, we may sell the securities described in the prospectus from time to time. This prospectus provides you with a general description of the securities we may offer. We may also add, update or change information contained in this prospectus through one or more supplements to this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a prospectus supplement. The rules of the SEC allow us to incorporate by reference information into this prospectus. This information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. See "The Navigators Group, Inc. Filings." You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

        No person has been authorized to give any information or to make any representations, other than those contained or incorporated by reference in this prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by The Navigators Group, Inc., or any underwriter, agent, dealer or remarketing firm. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of The Navigators Group, Inc. since the date hereof or that the information contained or incorporated by reference herein is correct as of any time subsequent to the date of such information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

        References to the "Company," "we," "us" and "our" in this prospectus are references to The Navigators Group, Inc. and not to any of our subsidiaries, unless we state otherwise or the context otherwise requires.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed a registration statement on Form S-3 with the SEC to register the securities covered by this prospectus. This prospectus forms a part of that registration statement and does not contain all of the information in the registration statement or the exhibits to the registration statement.

        We are subject to the informational requirements of the Securities Exchange Act of 1934. Accordingly, we file annual, quarterly and special reports, proxy statements and other information with the SEC. You may review a copy of those reports, statements or other information at the SEC's public reference room, which is located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at http://www.sec.gov.

        The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, except for any information superseded by information contained directly in this prospectus or in later filed documents incorporated by reference in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important business and financial information about us that is not included in or delivered with this prospectus.

i

THE NAVIGATORS GROUP, INC. FILINGS

(File No. 001-15886)	Period or Date Filed
Annual Report on Form 10-K and the portions of our Proxy Statement dated April 14, 2005 for our 2005 Annual Meeting incorporated by reference into our Annual Report	Fiscal Year ended December 31, 2004
Quarterly Reports on Form 10-Q	Quarters ended March 31, 2005 and June 30, 2005
Current Reports on Form 8-K	Filed on January 18, February 4, March 11, June 17, September 9, September 20 and September 23, 2005
Description of our common stock contained in our Form 8-A	Filed on May 20, 1987

        We are also incorporating by reference all other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the termination of this offering.

        You can request a copy of these filings, without charge, by writing or telephoning The Navigators Group, Inc., Attn: Bradley D. Wiley, Senior Vice President, Financial Compliance Officer and Secretary, Reckson Executive Park, 6 International Drive, Rye Brook, New York 10573, Telephone: (914) 933-6025. In addition, we make available through our website at www.navg.com under the Financial Information link, free of charge, our Annual Report on Form 10-K including exhibits, quarterly reports on Form 10-Q including exhibits, current reports on Form 8-K including exhibits, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC.

NOTE ON FORWARD-LOOKING STATEMENTS

        This prospectus and the documents we incorporate by reference contain "forward-looking statements" within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Whenever used in this report, the words "estimate," "expect," "believe" or similar expressions are intended to identify such forward-looking statements. Forward-looking statements are derived from information that we currently have and assumptions that we make. We cannot assure that anticipated results will be achieved, since results may differ materially because of both known and unknown risks and uncertainties which we face. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Factors that could cause actual results to differ materially from our forward-looking statements include, but are not limited to:

  •
  the effects of domestic and foreign economic conditions, and conditions which affect the market for property and casualty insurance;

  •
  changes in the laws, rules and regulations which apply to our insurance companies;

  •
  the effects of emerging claim and coverage issues on our business, including adverse judicial or regulatory decisions and rulings;

  •
  the effects of competition from banks and other insurers and the trend toward self-insurance;

  •
  risks that we face in entering new markets and diversifying the products and services we offer;

  •
  unexpected turnover of our professional staff;

ii

  •
  changing legal and social trends and inherent uncertainties in the loss estimation process that can adversely impact the adequacy of loss reserves and the allowance for reinsurance recoverables, including our estimates relating to ultimate asbestos and environmental liabilities and related reinsurance recoverables;

  •
  risks inherent in the collection of reinsurance recoverable amounts from our reinsurers over many years into the future based on their financial ability and intent to meet such obligations to the Company;

  •
  risks associated with our continuing ability to obtain reinsurance covering our exposures at appropriate prices and/or in sufficient amounts and the related recoverability of our reinsured losses;

  •
  weather-related events and other catastrophes (including acts of terrorism) impacting our insureds and/or reinsurers, including, without limitation, the impact of Hurricane Katrina;

  •
  our ability to attain adequate prices, obtain new business and retain existing business consistent with our expectations;

  •
  the possibility of downgrades in our claims-paying and financial strength ratings significantly adversely affecting us, including reducing the number of insurance policies we write generally, or causing clients who require an insurer with a certain rating level to use higher-rated insurers;

  •
  the inability of our internal control framework to provide absolute assurance that all incidents of fraud or unintended material errors will be detected and prevented;

  •
  the risk that our investment portfolio suffers reduced returns or investment losses which could reduce our profitability; and

  •
  other risks that we identify in future filings with the SEC, including without limitation the risks described under the caption "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2004.

        In light of these risks, uncertainties and assumptions, any forward-looking events discussed in this prospectus may not occur. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their respective dates.

iii

THE NAVIGATORS GROUP, INC.

        We are an international insurance holding company focusing on specialty products for niches within the overall property/casualty insurance market. Our largest product line and most long-standing area of specialization is marine insurance. We also have developed specialty niches in professional liability insurance, and in specialty liability insurance primarily consisting of contractors' liability coverages.

        We conduct operations through our insurance company subsidiaries, five wholly owned underwriting agencies (the "Navigators Agencies") and our operations at Lloyd's of London (the "Lloyd's Operations"). Our insurance company subsidiaries consist of Navigators Insurance Company, which includes a United Kingdom Branch, and NIC Insurance Company, which writes excess and surplus lines. Navigators Insurance Company is rated 'A' (Excellent) by A.M. Best Company and 'A' (Strong) by Standard & Poor's. The Navigators Agencies consist of five wholly-owned insurance underwriting agencies that produce business for our insurance subsidiaries and unaffiliated insurers. Our Lloyd's Operations include Navigators Underwriting Agency Ltd. ("NUAL"), a Lloyd's of London ("Lloyd's") marine underwriting agency which manages Lloyd's Syndicate 1221. We participate in the capacity of Syndicate 1221 through two wholly-owned Lloyd's corporate members. In January 2005, we formed Navigators NV, a wholly owned subsidiary of NUAL, which is located in Antwerp, Belgium. Navigators NV produces transport liability, cargo and marine liability premium on behalf of Syndicate 1221.

        Our business strategy reflects certain factors that management believes are fundamental to understanding how the Company is managed. First, underwriting profit is consistently emphasized as a primary goal, above premium growth. Our assessment of our trends and potential growth in underwriting profit is the dominant factor in our decisions with respect to whether or not to expand a business line, enter into a new niche, product or territory or, conversely, to contract capacity in any business line. Second, we focus on managing the costs of our operations. We believe that careful monitoring of the costs of existing operations and assessment of costs of potential growth opportunities are important to our profitability. In addition, access to capital also has a significant impact on our outlook for our operations. Our insurance company subsidiaries' operations and ability to grow their business and take advantage of market opportunities are particularly constrained by regulatory capital requirements and rating agency assessments of capital adequacy.

        For the six months ended June 30, 2005 and the year ended December 31, 2004, our net earned premium was $163.4 million and $311.0 million, respectively. For the same periods, our net income was $21.0 million and $34.9 million, respectively.

        We are a Delaware corporation with our principal executive offices located at One Penn Plaza, New York, New York 10119. Our telephone number at that location is (212) 244-2333.

RATIO OF EARNINGS TO FIXED CHARGES

        The following table shows the ratio of earnings to fixed charges for the Company and its subsidiaries for the periods indicated:

	For the six months ended June 30,		For the year ended December 31,
	2005		2004		2003		2002		2001		2000
Ratio of earnings to fixed charges (1)(2)	24.0	x	25.5	x	2.2	x	12.1	x	3.0	x	4.5	x

(1)
We have authority to issue up to 1,000,000 shares of preferred stock, par value $0.10 per share; however, there are currently no shares outstanding and we do not have a preferred stock dividend obligation. Therefore, the ratio of earnings to fixed charges and preferred stock dividends is equal to the ratio of earnings to fixed charges and is not disclosed separately.

(2)
For purposes of this computation, earnings consist of income from continuing operations before income taxes, plus fixed charges to the extent that such charges are included in the determination of income. Fixed charges consist of interest expense, letters of credit costs, amortization of financing costs and one-third of rental expense under operating leases which is estimated to be representative of the interest factor of such rentals.

USE OF PROCEEDS

        Unless we specify otherwise in the applicable prospectus supplement accompanying this prospectus, we will use the net proceeds from the sale of the securities for general corporate purposes, which may include investments in, or advances to, our insurance subsidiaries.

DESCRIPTION OF DEBT SECURITIES

        The following is a general description of the debt securities that we may issue from time to time. The particular terms relating to each debt security will be set forth in a prospectus supplement.

        The debt securities will be our direct obligations. The senior debt securities will be our unsecured obligations and will rank equally with all of our other senior debt. The senior debt securities will be issued under a senior indenture.

        Our subordinated debt securities are to be issued under an indenture that we sometimes refer to in this prospectus as the "subordinated indenture." The subordinated debt securities will have a junior position to all of our senior debt.

        The senior indenture and the subordinated indenture will be qualified under the Trust Indenture Act of 1939 and will be between us and JPMorgan Chase Bank, N.A., as trustee.

        Pursuant to the terms of our Second Amended and Restated Credit Agreement dated January 31, 2005, with JPMorgan Chase Bank, N.A., as Administrative Agent, and a syndicate of lenders, during the term of the credit agreement, which expires June 30, 2007, we may not issue any of the debt securities without the prior written consent of the lenders.

        Because a significant part of our operations are conducted through our insurance subsidiaries, a significant portion of our cash flow, and consequently, our ability to service debt, including the debt securities, is dependent upon the earnings of those subsidiaries and the transfer of funds by those subsidiaries to us in the form of dividends or other transfers, supplemented with borrowings. Our insurance subsidiaries may only declare and pay dividends to us if they are permitted to do so under the insurance laws and regulations of the states where they are domiciled.

        Some of our subsidiaries may finance their operations by borrowing from external creditors; lending agreements between some of the operating subsidiaries and external creditors may restrict the amount of net assets available for cash dividends and other payments to us.

        In addition, holders of the debt securities of the Company will have a junior position to claims of creditors of our subsidiaries, including policyholders, trade creditors, debt holders, secured creditors, taxing and regulatory authorities, guarantee holders and any preferred stockholders. As of the date of this prospectus, excluding trade creditors, the claims of policyholders and short-term borrowings, none of our subsidiaries has incurred any material amount of indebtedness or other obligations that would effectively rank senior to our debt securities. Any claims we have as an unsecured creditor of our subsidiary would be subordinate to any security interest in the assets of that subsidiary and any indebtedness of that subsidiary senior to the indebtedness held by us.

        We have summarized below the material provisions of the two indentures. The summary is not complete and is subject in all respects to the provisions of, and is qualified in its entirety by reference to, the forms of indentures, which are filed as exhibits to the registration statement of which this prospectus forms a part. The senior indenture and the subordinated indenture are substantially identical, except for certain covenants of ours and provisions relating to subordination. You should read the indentures for provisions that may be important to you.

Terms Applicable to All Debt Securities

  No Limit on Debt Amounts

        The indentures do not limit the amount of debt that can be issued under the indentures. These amounts are set from time to time by our board of directors.

  Prospectus Supplements

        The applicable prospectus supplement will summarize the specific terms for the debt securities and the related offering including, with respect to each series of debt securities, some or all of the following:

  •
  title and form of the securities;

  •
  offering price;

  •
  any limit on the amount that may be issued;

  •
  maturity date(s);

  •
  interest rate or the method of computing the interest rate (including, if applicable, any provisions relating to the resetting of such rate and any maximum rate applicable to any reset rate);

  •
  dates on which interest will accrue, or how the dates will be determined, the interest payment dates and any related record dates;

  •
  terms and conditions on which the debt securities may be redeemed, in whole or in part, at our option;

  •
  date(s), if any, on which, and the price(s) at which, we are obligated to redeem, or at the holder's option to purchase, in whole or in part, the debt securities and related terms and provisions;

  •
  details of any required sinking fund payments;

  •
  the currency or currencies in which the debt securities will be denominated or payable, if other than U.S. dollars;

  •
  any index, formula or other method by which payments on the debt securities will be determined, and any special voting or defeasance provisions in connection with a determination, if the amount of payments are to be determined with reference to an index, formula or other method;

  •
  the persons to whom payments of interest will be made;

  •
  any provisions granting special rights to holders when a specified event occurs;

  •
  any changes to or additional events of default or covenants;

  •
  any special tax implications of the debt securities, including under what circumstances, if any, and with what procedures and documentation we will pay additional amounts on the debt securities held by a non-U.S. person in respect of taxes, assessments or similar charges withheld or deducted and, if so, the terms related to any option we will have to redeem those debt securities rather than pay those additional amounts;

  •
  whether or not the debt securities will be issued in global form and who the depositary will be;

  •
  any restrictions on the registration, transfer or exchange of the debt securities;

  •
  the place or places where debt securities may be surrendered for registration of transfer or for exchange, where notices and demands to or upon us in respect of the debt securities and the indentures may be served;

  •
  terms, if any, on which a series of debt securities may be convertible into or exchangeable for our shares of common stock, including provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option;

  •
  if the debt securities are convertible or exchangeable, the events or circumstances that will result in adjustments to the conversion or exchange price and the formulae for determining the adjusted price;

  •
  subordination terms of any subordinated debt securities; and

  •
  any other terms that are not inconsistent with the indenture applicable to a series of debt securities, including any terms that may be required by or advisable under United States laws or regulations or advisable (as determined by us) in connection with the marketing of that series of debt securities.

        Unless otherwise provided in an applicable indenture relating to debt securities, the debt securities will be issued only in fully registered form, without coupons, in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any transfer or exchange of the debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with a transfer or exchange, other than exchanges not involving any transfer, like the issuance of definitive securities in replacement of temporary securities or the issuance of new securities upon surrender of a security that is redeemed or purchased in part.

        A series of debt securities may be issued under the relevant indenture as original issue discount securities, which are securities that are offered and sold at a substantial discount from their statedprincipal amount. In addition, debt securities offered and sold at their stated principal amount may under some circumstances, pursuant to applicable Treasury Regulations, be treated as issued at an original issue discount for federal income tax purposes. Federal income tax consequences and other special considerations applicable to any such original issue discount securities (or other debt securities treated as issued at an original issue discount) will be described in the prospectus supplement relating to those securities.

  Covenants

        We will agree in the indentures to:

  •
  pay the principal, interest and any premium on the debt securities when due;

  •
  maintain an office or agency in the State of New York or other place of payment specified in the debt securities or the relevant indenture, where debt securities may be surrendered for registration of transfer or for exchange and where notices and demands to or upon us in respect of the debt securities and the relevant indenture may be served;

  •
  prepare and file or deliver certain reports, as more fully specified in the relevant indenture, with the trustee under the relevant indenture, the SEC, and/or registered holders of debt securities, as the case may be;

  •
  deliver to the trustee under the relevant indenture, as more fully specified in that indenture, officers' certificates relating to our compliance under the relevant indenture and the occurrence of any default or event of default under that indenture;

  •
  file with the trustee under the relevant indenture and the SEC, in accordance with, and as may be required by, the rules and regulations prescribed from time to time by the SEC, the additional information, documents and reports with respect to compliance by us with the conditions and covenants provided for in the relevant indenture;

  •
  unless our board of directors determines that it is no longer desirable in the conduct of our business and our significant subsidiaries, taken as a whole, and that there will be no adverse impact in any material respect to the holders of debt securities, subject to those exceptions as more fully specified in the relevant indenture, do or cause to be done all things necessary to preserve and keep in full force and effect:

  •
  our existence as a corporation or other permitted entity, and the corporate, partnership or other existence of each of our significant subsidiaries, in accordance with their respective organizational documents; and

  •
  the rights, licenses and franchises of us and certain of our subsidiaries; and

  •
  not at any time seek application of any applicable stay, extension or usury law that may affect the covenants or the performance under the indentures.

  Consolidation, Merger and Sale of Assets

        We will not consolidate or amalgamate with or merge into any other entity or transfer all or substantially all of our properties or assets unless:

  •
  we are the surviving entity; or

  •
  the successor or surviving entity is organized or existing under the laws of the United States of America, any state thereof, or the District of Columbia or Bermuda and assumes all of our obligations under the debt securities and the indentures pursuant to supplemental indentures in forms reasonably satisfactory to the trustee(s) under the indentures; and, in either case,

  •
  after giving effect to such transaction, no event of default under the indentures and no event which, after notice or lapse of time, or both, would become an event of default, will have happened and be continuing.

        Upon any such consolidation, amalgamation, merger or transfer, the successor will be substituted for us under the indentures. In the case of a sale, assignment, transfer, conveyance or other disposition (other than a lease) of all or substantially all of our properties or assets that meets the requirements stated in the immediately preceding paragraph, we will be relieved of all obligations and covenants under the indentures and the debt securities.

  Satisfaction and Discharge

        Upon our request, the relevant indenture will no longer be effective with respect to any series for almost all purposes if either:

  •
  all outstanding securities of that series have been delivered to the trustee for cancellation, we have paid all sums payable in respect of that series and we have delivered to the trustee a certificate and opinion of legal counsel that all conditions precedent to satisfaction and discharge have been fulfilled; or

  •
  the only securities that are still outstanding have, or within one year will, become due and payable or are to be called for redemption, we have deposited with the trustee funds that are sufficient to make all future payments, no default or event of default will have occurred and be continuing on the date of that deposit and that deposit will not result in a breach of any other instrument by which we are bound, we have paid all other sums payable in respect of that series, and we have delivered to the trustee a certificate and opinion of counsel that all conditions precedent to satisfaction and discharge have been fulfilled.

  Legal Defeasance and Covenant Defeasance

        Under each indenture, we may elect, with respect to a series of debt securities at the option of our board of directors and subject to the satisfaction of the conditions described below, either:

  •
  to be deemed to have paid and discharged the entire indebtedness represented by the outstanding debt securities of the applicable series and to have satisfied all of our other obligations under the debt securities of the applicable series and under the provisions of the relevant indenture, which we refer to as legal defeasance; or

  •
  to be released from some of our obligations under the relevant indenture, which we refer to as covenant defeasance.

        We can exercise legal or covenant defeasance if we put in place the following arrangements:

  •
  we must irrevocably deposit with the applicable indenture trustee (or another trustee meeting certain eligibility requirements and agreeing to be bound by the applicable provisions of the relevant indenture pursuant to the terms of an irrevocable trust agreement), in trust, for the benefit of the holders of the applicable series of debt securities:

  •
  cash in United States dollars;

  •
  non-callable and non-redeemable direct obligations of the United States of America or of an agency or instrumentality controlled or supervised by the United States of America, in each instance, the payment of which is unconditionally guaranteed as a full faith and credit obligation of the United States of America; or

  •
  a combination of the foregoing that, in each case, is sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, and interest and premium, if any, on, the outstanding debt securities of the applicable series on their stated maturity or applicable redemption date, as the case may be, and any mandatory sinking fund payments applicable to that particular series of the debt securities on the day on which the payments are due;

  •
  we must deliver to the trustee an opinion of counsel confirming that the holders of the outstanding securities of the applicable series will not recognize income, gain or loss for federal income tax purposes solely as a result of the defeasance;

  •
  no default or event of default shall have occurred and be continuing on the date of the deposit of the amounts to be held in trust for the benefit of the holders (other than a default or event of default resulting from the borrowing of funds to be applied to the deposit) or in the case of any insolvency-related defaults, at any time in the period ending on the 91st day after the date of the deposit (or greater period of time in which any such deposit of trust funds may remain subject to bankruptcy or insolvency laws that apply to the deposit by us); and

  •
  we must deliver to the trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to legal defeasance or covenant defeasance, as the case may be, have been complied with.

        After satisfying the conditions for legal defeasance, the applicable debt securities will be deemed outstanding only for limited purposes as more fully set forth in the relevant indenture. After legal defeasance, the holders of outstanding debt securities will have to rely solely on the deposits we make to the trustee for repayment of the debt securities.

        After satisfying the conditions for covenant defeasance, the debt securities of the applicable series will be deemed not outstanding for the purposes of the covenants from which we have been released, but will continue to be deemed outstanding for all other purposes under the relevant indenture.

        The applicable prospectus supplement may further describe additional provisions, if any, permitting legal defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the debt securities of or within a particular series.

  Information Concerning the Trustee

        JPMorgan Chase Bank, N.A. is the trustee under the indentures. The prospectus supplement with respect to particular debt securities will describe any changes in our relationship with the trustee at the time that any debt securities are offered.

        JPMorgan Chase Bank, N.A. administers its corporate trust business in the Borough of Manhattan, the City of New York, at its offices located at 4 New York Plaza, 15th Floor, New York, New York 10004.

  Form, Exchange, Transfer

        Unless otherwise specified in the prospectus supplement, debt securities will be issued in registered form without coupons. They may also be issued in global form with accompanying book-entry procedures as outlined below.

        A holder of debt securities of any series can exchange the debt securities for other debt securities of the same series, in any authorized denomination and with the same terms and aggregate principal amount. They are transferable at the corporate trust office or corporate trust agency office of the trustee or at any transfer agent designated by us for that purpose. No service charge will be made for any transfer or exchange of the debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with a transfer or exchange, other than exchanges not involving any transfer, such as the issuance of definitive securities in replacement of temporary securities or the issuance of new securities upon surrender of a security that is redeemed or purchased in part.

  Global Securities

        The registered debt securities may be issued in the form of one or more fully registered global securities that will be deposited with and registered in the name of a depositary or with a nominee for a depositary identified in the prospectus supplement. The specific terms of the depositary arrangement with respect to any debt securities to be represented by a registered global security will be described in the prospectus supplement.

        Ownership of beneficial interests in a registered global security will be limited to persons that have accounts with the depositary for such registered global security ("participants") or persons that may hold interests through participants. Upon the issuance of a registered global security, the depositary will credit, on its book-entry registration and transfer system, the participants' accounts with the principal amounts of the debt securities represented by the registered global security beneficially owned by such participants. Ownership of beneficial interests in such registered global security will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the depositary for such registered global security or on the records of participants for interests of persons holding through participants.

        So long as the depositary for a registered global security, or its nominee, is the registered owner of a registered global security, the depositary or the nominee will be considered the sole owner or holder of the debt securities represented by the registered global security for all purposes. Except as set forth below, owners of beneficial interests in a registered global security will not:

  •
  be entitled to have the debt securities represented by such registered global security registered in their names;

  •
  receive or be entitled to receive physical delivery of such debt securities in definitive forms; or

  •
  be considered the owners or holders of the debt securities.

        If the depositary notifies us that it is unwilling or unable to continue as depositary for the global security or if at any time the depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934, if so required by applicable law or regulation, and, in either case, we do not appoint a successor depositary within 90 days, we will issue debt securities in certificated form in exchange for the global security. In addition, we may at any time in our sole discretion decide not to have any debt securities represented by a global security. In such event we will issue debt securities in certificated form in exchange for a global security. The debt securities in certificated form shall be in the same minimal denominations and be of the same aggregate principal amount and tenor as the portion of each global security to be exchanged.

        Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for such registered global security and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the applicable indenture. We understand that under existing industry practices, if we request any action of holders, or if an owner of a beneficial interest in a registered global security desires to take any action that a holder is entitled to take under the applicable indenture, the depositary would authorize the participants holding the relevant beneficial interests to take such action, and such participants would authorize beneficial owners owning through such participants to take such action.

        Principal, premium, if any, and interest payments on debt securities represented by a registered global security registered in the name of a depositary or its nominee will be made to such depositary or its nominee, as the case may be, as the registered owner of such registered global security. Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such registered global security.

        We expect that the depositary for any debt securities represented by a registered global security, upon receipt of any payment of principal, premium or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in such registered global security as shown on the records of such depositary. We also expect that payments by participants to owners of beneficial interests in such a registered global security held by the participants will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name."

        We may at any time determine not to have any of the debt securities of a series represented by one or more registered global securities and, in such event, will issue debt securities of such series in definitive form in exchange for all of the registered global security or securities representing such debt securities. Any debt securities issued in definitive form in exchange for a registered global security will be registered in such name or names as the depositary shall instruct the relevant trustee. We expect that such instructions will be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in such registered global security.

        If provided in a prospectus supplement relating to a series of debt securities, the debt securities of that series may also be issued in the form of one or more global securities that will be deposited with a common depositary identified in the prospectus supplement. The specific terms and procedures, including the specific terms of the depositary arrangement, with respect to any portion of a series of debt securities to be represented by a global security will be described in the prospectus supplement.

Particular Terms of the Senior Debt Securities

  Ranking of Senior Debt Securities

        The senior debt securities will constitute part of our senior debt and rank equally with all other senior debt that is unsecured. The senior debt securities will be senior to our subordinated debt.

  Events of Default

        The following are events of default under a series of senior debt securities:

  •
  we fail to pay the principal, any premium, or any sinking fund payment, on any senior debt securities of that series when due;

  •
  we fail to pay interest on any senior debt securities of that series within 30 days following the due date;

  •
  we fail to observe or perform any other covenant, representation, warranty or other agreement in the senior indenture applicable to that series and that failure continues for 60 days after we receive notice to comply from the trustee or holders of at least 25% in aggregate principal amount of the outstanding senior debt securities of all series affected by that failure, treating all those series as a single class; and

  •
  certain events of bankruptcy or insolvency relating to us, whether voluntary or not.

        The prospectus supplement for a particular series may describe additional or different events of default that apply to that series. An event of default with respect to one series of senior debt securities does not necessarily constitute an event of default with respect to any other series of senior debt securities.

        If a default or an event of default occurs and is continuing, and if a responsible officer of the trustee under the indenture has actual knowledge thereof, the trustee will mail to the holders of senior debt securities of the affected series a notice to that effect within 90 days after it occurs. Except in the case of a default in the payment of principal or interest, the trustee under the senior indenture may withhold notice if and so long as a committee of the trustee's responsible officers in good faith determines that withholding the notice is in the interests of the holders.

        If an event of default with respect to one or more series of senior debt securities occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding senior debt securities of all series with respect to which the event of default occurs and is continuing, treating all those series as a single class, may declare the principal of, premium, if any, and accrued and unpaid interest on, all the senior debt securities of those series to be immediately due and payable by written notice to us and the trustee (if the notice is given by holders). The holders of a majority in aggregate principal amount of the then outstanding senior debt securities of all series covered by such declaration may annul or rescind the declaration and any related payment default that resulted from the declaration, but not any other payment default. Certain events of bankruptcy and insolvency will result in all outstanding series of senior debt securities becoming due and payable immediately without any further action on the part of the trustee or the holders.

        The senior indenture entitles the trustee to be indemnified by the holders before proceeding to exercise any right or power at the request of any of the holders.

        The holders of a majority in principal amount of the outstanding senior debt securities of all series with respect to which an event of default occurs and is continuing, treating all those series as a single class, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust power conferred on it, except that:

  •
  the direction cannot conflict with any law or regulation or the indenture;

  •
  the trustee may take any other action deemed proper by the trustee that is not inconsistent with the direction; and

  •
  the trustee need not take any action that might involve it in personal liability or be unduly prejudicial to the holders of the senior debt securities not joining in the action.

        A holder may pursue a remedy directly under the indenture or the series of senior debt securities, but before doing so, the following must occur:

  •
  the holder must give to the trustee written notice that an event of default has occurred and is continuing;

  •
  the holders of at least 25% in principal amount of the then outstanding senior debt securities of all affected series, treating all those series as a single class, must make a written request to the trustee to pursue the remedy;

  •
  the holder, or holders, must offer and, if requested, provide to the trustee an indemnity satisfactory to the trustee against any loss, liability or expense from the taking of the action;

  •
  the trustee does not comply with the request within 30 days after receipt of such notice, request and offer and, if requested, provision of indemnity; and

  •
  during the 30 day period, the holders of a majority in principal amount of the then outstanding senior debt securities of all those series, treating all those series as a single class, do not give the trustee a direction inconsistent with the written request.

        However, holders have an absolute right to receipt of principal, premium, if any, and interest on or after the respective due dates and to institute suit for the enforcement of those payments. The right of a holder of senior debt securities to bring suit for the enforcement of any payments of principal, premium, if any, and interest on senior debt securities on or after the respective due dates may not be impaired or affected without the consent of that holder.

        The holders of a majority in principal amount of the senior debt securities then outstanding of all affected series, treating all such series as a single class, may by notice to the trustee on behalf of all holders of the senior debt securities of such series waive any past defaults, except:

  •
  a continuing default in payment of the principal of, premium, if any, or interest on, or any sinking fund payment on, senior debt securities of the series; and

  •
  a continuing default in respect of a covenant or provision of the indenture that cannot be amended or modified without the consent of each holder of senior debt securities affected.

        We will periodically file statements with the trustee regarding our compliance with covenants in the senior indenture.

  Modifications and Amendments

        Except as provided below or more fully specified in the senior indenture, the senior indenture may be amended or supplemented by us and the trustee with the consent of holders of a majority in principal amount of all series of senior debt securities affected by the amendment or supplement, treating all such series as a single class. In addition, the record holders of a majority in principal amount of the outstanding senior debt securities of all series affected by the waiver, treating all such series as a single class, may, with respect to those series, waive defaults under, or compliance with, the provisions of the senior indenture. However, some amendments or waivers require the consent of each holder of any senior debt security affected. Without the consent of each holder, an amendment or waiver may not:

  •
  reduce the principal amount of the senior debt securities of any series whose holders must consent to an amendment, supplement or waiver;

  •
  reduce the principal or change the fixed maturity of the principal of, any premium on, or any mandatory sinking fund obligation of any senior debt securities of any series or alter the provisions with respect to the redemption of the senior debt securities;

  •
  reduce the rate, or change the time for payment, of interest, including default interest, on any senior debt security of any series;

  •
  waive a default or event of default in the payment of principal of, or interest or premium on, the senior debt securities of any series, except a rescission of acceleration of the senior debt securities by the holders of a majority in aggregate principal amount of the senior debt securities of any series and a waiver of the payment default that resulted from that acceleration;

  •
  make any senior debt security of any series payable in currency other than that stated in the senior debt securities of that series;

  •
  make any change in the provisions of the senior indenture relating to waivers of past defaults or the rights of the holders of senior debt securities to receive payments of principal of, or interest or premium on, the senior debt securities;

  •
  waive a redemption payment with respect to any senior debt security;

  •
  make any change in the right of any holders of senior debt securities regarding waivers of defaults or impair or affect the right of any holder of a senior debt security of any series to receive payment of principal, premium, if any, and interest on that security on or after the due date expressed in that security or to bring suit for the enforcement of any payment on or after the due date; or

  •
  make any change in the above amendment and waiver provisions.

        We and the trustee under the senior indenture may amend or supplement the senior indenture or the senior debt securities issued thereunder without the consent of any holder:

  •
  to evidence the succession of another person to us, or successive successions, and the assumption by the successors of our covenants, agreements and obligations under the indenture;

  •
  to add other covenants, restrictions or conditions for the protection of the holders of all or any series of senior debt securities;

  •
  to add events of default;

  •
  to provide for the issuance of senior debt securities in coupon form and to provide for exchangeability of those senior debt securities under the indenture in fully registered form;

  •
  to provide for the issuance of, and to establish the form, terms and conditions of, senior debt securities of any series;

  •
  to evidence and provide for the acceptance of appointment by a successor trustee;

  •
  to cure any ambiguity, or to correct or supplement any provision in the indenture that may be defective or inconsistent with any other provision contained in the indenture or in any supplemental indenture, or to make any other provisions with respect to matters or questions arising under that indenture, so long as the interests of holders of senior debt securities of any series are not adversely affected in any material respect under that indenture;

  •
  to make any change that does not adversely affect in any material respect the interests of any holder; or

  •
  to comply with the requirements of the SEC in order to effect or maintain the qualification of the senior indenture under the Trust Indenture Act of 1939, as amended.

Particular Terms of the Subordinated Debt Securities

  Ranking of Subordinated Debt Securities

        The subordinated debt securities issued pursuant to the subordinated indenture will be subordinated and junior in right of payment to any senior debt securities issued by us, as well as certain other indebtedness incurred by us to the extent set forth in the prospectus supplement.

  Subordination

        Unless the prospectus supplement indicates otherwise, the following provisions will apply to the subordinated debt securities. Our obligations under the subordinated debt securities will be subordinated in right of payment to our obligations under our senior debt. For this purpose, "senior debt" generally includes any indebtedness that does not expressly provide that it is on a parity with or subordinated in right of payment to the subordinated debt securities, as well as any other indebtedness that the subordinated debt is expressly junior to, as set forth in the prospectus supplement. Specifically, senior debt includes obligations under any credit facility with banks or other institutional lenders and obligations under the senior debt securities described in this prospectus. Senior debt will not include:

  •
  any indebtedness to any of our subsidiaries or other affiliates;

  •
  any trade payables; or

  •
  any indebtedness that we may incur in violation of the subordinated indenture.

        If we distribute our assets to creditors upon any dissolution, winding-up, liquidation or reorganization or in bankruptcy, insolvency, receivership or similar proceedings, we must first pay all amounts due or to become due on all senior debt before we pay the principal of, or any premium or interest on, the subordinated debt securities.

        We may not make any payment on the subordinated debt securities if a default in the payment of the principal, any premium, interest on, or other obligations, including any repurchase or redemption obligation, in respect of designated senior debt occurs and continues beyond any applicable grace period. We may not make any payment on the subordinated debt securities if (1) any other default occurs and continues with respect to designated senior debt that permits holders of the designated senior debt to accelerate its maturity and (2) the trustee receives a notice of default from us, a holder of designated senior debt or other person permitted to give notice. We may not resume payments on the subordinated debt securities until the defaults are cured or specified time periods pass, unless the maturity of the senior debt is actually accelerated.

        The term "designated senior debt" means our obligations under any particular senior debt if the amount of that senior debt is at least the amount specified in the applicable prospectus supplement or by board resolution and the debt instrument expressly provides that the senior debt will be designated senior debt with respect to the subordinated debt securities.

        We expect that the terms of some of our senior debt will provide that an event of default under the subordinated debt securities or an acceleration of their maturity will constitute an event of default under the senior debt. In that case, if the maturity of the subordinated debt securities is accelerated because of an event of default, we may not make any payment on the subordinated debt securities until we have paid all senior debt or the acceleration has been rescinded. If the payment of the subordinated debt securities is accelerated because of an event of default, we must promptly notify the holders of senior debt of the acceleration.

        If we experience a bankruptcy, dissolution or reorganization, holders of senior debt may receive more, ratably, and holders of the subordinated debt securities may receive less, ratably, than our other creditors.

        The subordinated indenture does not limit the amount of additional senior debt that we may incur. We expect from time to time to incur additional indebtedness constituting senior debt.

        The subordination provisions may not be amended without the consent of each holder of senior debt that would be affected by the amendment.

  Events of Default

        The following are events of default under the subordinated debt securities:

  •
  we fail to pay the principal of, or any premium or sinking fund payment on, any subordinated debt securities when due;

  •
  we fail to pay interest on any subordinated debt securities within 30 days following the due date;

  •
  we fail to observe or perform any other covenant, representation, warranty or other agreement in the subordinated indenture applicable to the subordinated debt securities and that failure continues for 60 days after we receive notice to comply from the trustee or holders of at least 25% in aggregate principal amount of the outstanding subordinated debt securities; and

  •
  certain events of bankruptcy or insolvency relating to us, whether voluntary or not.

        The prospectus supplement may describe additional or different events of default that apply to any subordinated debt securities.

        If a default or an event of default occurs and is continuing, and if a responsible officer of the trustee under the subordinated indenture has actual knowledge of the default or event of default, the trustee will mail to the holders of subordinated debt securities a notice to that effect within 90 days after it occurs. Except in the case of a default in the payment of principal or interest, the trustee under the subordinated indenture may withhold notice if and so long as a committee of the trustee's responsible officers in good faith determines that withholding the notice is in the interests of the holders.

        If an event of default with respect to the subordinated debt securities occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding subordinated debt securities may declare the principal of, premium, if any, and accrued and unpaid interest (subject to applicable subordination provisions in the subordinated indenture) on, all the subordinated debt securities to be immediately due and payable by written notice to us and the trustee (if the notice is given by holders). The holders of a majority in aggregate principal amount of the then outstanding subordinated debt securities may annul and rescind the declaration and any related payment default that resulted from the declaration but not any other payment default. Certain events of bankruptcy and insolvency will result in all outstanding subordinated debt securities becoming due and payable immediately without any further action on the part of the trustee or the holders.

        The subordinated indenture entitles the trustee to be indemnified by the holders before proceeding to exercise any right or power at the request of any of the holders.

        The holders of a majority in principal amount of the outstanding subordinated debt securities may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust power conferred on it, except that:

  •
  the direction cannot conflict with any law or regulation or the subordinated indenture;

  •
  the trustee may take any other action deemed proper by the trustee that is not inconsistent with the direction; and

  •
  the trustee need not take any action that might involve it in personal liability or be unduly prejudicial to the holders of the subordinated debt securities not joining in the action.

        A holder may pursue a remedy directly under the subordinated indenture or the subordinated debt securities, but before doing so, the following must occur:

  •
  the holder must give to the trustee written notice that an event of default has occurred and is continuing;

  •
  the holders of at least 25% in principal amount of the then outstanding subordinated debt securities must make a written request to the trustee to pursue the remedy;

  •
  the holder or holders must offer and, if requested, provide to the trustee an indemnity satisfactory to the trustee against any loss, liability or expense from the taking of the action;

  •
  the trustee does not comply with the request within 30 days after receipt of the request and offer and, if requested, the provision of indemnity; and

  •
  during the 30 day period, the holders of a majority in principal amount of the then outstanding subordinated debt securities do not give the trustee a direction inconsistent with the written request.

        However, holders have an absolute right to receipt of principal, premium, if any, and interest on or after the respective due dates and to institute suit for the enforcement of those payments. The right of a holder of subordinated debt securities to bring suit for the enforcement of any payments of principal of, premium, if any, and interest on, subordinated debt securities on or after the respective due dates may not be impaired or affected without the consent of that holder.

        The holders of a majority in principal amount of the subordinated debt securities then outstanding may by notice to the trustee on behalf of all holders of the subordinated debt securities waive any past defaults, except:

  •
  a continuing default in payment of the principal of, premium, if any, or interest on, or any sinking fund payment on, the subordinated debt securities; and

  •
  a continuing default in respect of a covenant or provision of the subordinated indenture that cannot be amended or modified without the consent of each holder of the subordinated debt securities affected.

        We will periodically file statements with the trustee regarding our compliance with covenants in the subordinated indenture.

  Modifications and Amendments

        Except as provided below, or more fully specified in the subordinated indenture, the subordinated indenture may be amended or supplemented by us and the trustee with the consent of holders of a majority in principal amount of the outstanding subordinated debt securities. In addition, the record holders of a majority in principal amount of the outstanding subordinated debt securities may waive defaults under, or compliance with, the provisions of the subordinated indenture.

        However, some amendments or waivers require the consent of each holder of any subordinated debt security affected. Without the consent of each holder, an amendment or waiver may not:

  •
  reduce the principal amount of the subordinated debt securities whose holders must consent to an amendment, supplement or waiver;

  •
  reduce the principal or change the fixed maturity of the principal of, premium, if any, or mandatory sinking fund obligation, if any, of, the subordinated debt securities or alter the provisions with respect to the redemption of the subordinated debt securities;

  •
  reduce the rate, or change the time for payment, of interest, including default interest, on the subordinated debt securities;

  •
  waive a default or event of default in the payment of principal of, or interest or premium on, the subordinated debt securities, except a rescission of acceleration of the subordinated debt securities by the holders of a majority in aggregate principal amount of the subordinated debt securities and a waiver of the payment default that resulted from that acceleration;

  •
  make the subordinated debt securities payable in currency other than that stated in the subordinated debt securities;

  •
  make any change in the provisions of the subordinated indenture relating to waivers of past defaults or the rights of the holders of subordinated debt securities to receive payments of principal of, or interest or premium on, the subordinated debt securities;

  •
  waive a redemption payment with respect to any subordinated debt security;

  •
  make any change in the right of any holders of subordinated debt securities regarding waivers of defaults or impair or affect the right of any holder of a subordinated debt security to receive payment of principal, premium, if any, and interest on that security on or after the due date expressed in that security or to bring suit for the enforcement of any payment on or after the due date; or

  •
  make any change in the above amendment and waiver provisions.

        We and the trustee under the subordinated indenture may amend or supplement the subordinated indenture or the subordinated debt securities without the consent of any holder:

  •
  to evidence the succession of another person to us, or successive successions, and the assumption by the successors of our covenants, agreements and obligations under the subordinated indenture;

  •
  to add other covenants, restrictions or conditions for the protection of the holders of subordinated debt securities;

  •
  to add events of default;

  •
  to provide for the issuance of subordinated debt securities in coupon form and to provide for exchangeability of those subordinated debt securities under the subordinated indenture in fully registered form;

  •
  to provide for the issuance of, and to establish the form, terms and conditions of, the subordinated debt securities;

  •
  to evidence and provide for the acceptance of appointment by a successor trustee;

  •
  to cure any ambiguity or to correct or supplement any provision in the subordinated indenture that may be defective or inconsistent with any other provision contained in the subordinated indenture or in any supplemental indenture, or to make any other provisions with respect to matters or questions arising under the subordinated indenture, so long as the interests of holders of subordinated debt securities are not adversely affected in any material respect under the subordinated indenture;

  •
  to make any change that does not adversely affect in any material respect the interests of any holder; or

  •
  to comply with the requirements of the SEC in order to effect or maintain the qualification of the subordinated indenture under the Trust Indenture Act of 1939, as amended.

DESCRIPTION OF CAPITAL STOCK

        The following description of our capital stock is a summary. It summarizes only those aspects of our capital stock which we believe will be most important to your decision to invest in our capital stock. You should keep in mind, however, that it is our Restated Certificate of Incorporation and our By-laws, as amended, and the Delaware General Corporation Law, and not this summary, which define your rights as a securityholder. There may be other provisions in these documents which are also important to you. You should read these documents for a full description of the terms of our capital stock. Our Restated Certificate of Incorporation and our By-laws, as amended, are incorporated by reference as exhibits to the Registration Statement that includes this prospectus. See "Where You Can Find More Information" for information on how to obtain copies of these documents.

        Our Restated Certificate of Incorporation authorizes us to issue 20,000,000 shares of common stock, par value of $0.10 per share, and 1,000,000 shares of preferred stock, par value of $0.10 per share. As of September 19, 2005, there were 12,792,257 shares of common stock outstanding and we had no preferred stock issued or outstanding.

        The particular terms of the common stock or preferred stock offered by any prospectus supplement and the extent to which the general provisions described below may apply to such common stock or preferred stock will be outlined in the applicable prospectus supplement.

Common Stock

        Voting Rights.    Each holder of our common stock is entitled to one vote for each share held of record on all matters submitted to a vote of our stockholders. Our stockholders do not have the right to cumulate their votes in the election of directors. The quorum required at a stockholders' meeting for consideration of any matter is a majority of the shares entitled to vote on that matter, represented in person or by proxy. If a quorum is present, directors are elected if they receive a plurality of the votes present at the meeting and entitled to vote. Except as otherwise provided in our Restated Certificate of Incorporation, all other matters can be approved by the affirmative vote of a majority of the shares represented at a meeting and entitled to vote on the matter. See "—Voting Rights with Respect to Extraordinary Corporate Transactions" below for information on when our Restated Certificate of Incorporation requires a different stockholder vote.

        Dividends.    Subject to the prior rights of the holders of shares of preferred stock that may be issued and outstanding, none of which are currently outstanding, the holders of common stock are entitled to receive dividends as and when declared by our board of directors. The issuance of dividends will depend upon, among other factors deemed relevant by our board of directors, our financial condition, results of operations, cash requirements, future prospects, changes in tax or other applicable laws relating to the treatment of dividends and regulatory restrictions on the payment of dividends that apply under applicable insurance laws. Dividends may be paid in cash, stock or other form. Each such dividend shall be payable to holders of record as they appear on our stock books on such record dates as shall be fixed by the board of directors.

        Liquidation Rights.    In the event of any liquidation, dissolution or winding-up of the Company, the holders of our common stock will share equally in the assets remaining after creditors and preferred stockholders are paid.

        Other Rights.    Holders of shares of our common stock have no redemption or conversion rights and no preemptive or other rights to subscribe for our securities.

        The transfer agent and registrar for our common stock is LaSalle Bank, N.A.

        Our common stock is listed on The NASDAQ Stock Market® under the symbol "NAVG."

Preferred Stock

        General.    Our board of directors may authorize the issuance of preferred stock in series and will specify the dividend and liquidation preferences, redemption prices and conversion rights of each series. When we issue preferred stock, all shares will be fully paid and non-assessable. The holders of our preferred stock will not have preemptive rights.

        Rank.    With respect to dividend rights and rights on liquidation, winding up and dissolution, each series of our preferred stock will rank:

  •
  senior to all classes of our common stock and to all equity securities issued by us that specifically provide that they will rank junior to our preferred stock;

  •
  equal with all our equity securities that specifically provide that they will rank equally with our preferred stock; and

  •
  junior to all our equity securities that specifically provide that they will rank senior to our preferred stock.

        As used in any amendment to our Restated Certificate of Incorporation for these purposes, the term "equity securities" will not include any debt securities convertible or exchangeable for equity securities.

        Dividends.    Upon a decision of our board of directors, our preferred stockholders will be entitled to receive cash dividends at such rates and on such dates as are set forth in the prospectus supplement relating to their series of preferred stock. This rate may be fixed or variable or both. We will pay dividends to holders of record of our preferred stock as they appear on our books on the record dates that are fixed by our board of directors. Dividends on any series of preferred stock may be cumulative or noncumulative.

        We may not declare or pay full dividends or set aside funds for the payment of dividends on any series of our preferred stock unless we pay or set apart funds for payment of dividends on the equity securities entitled to receive the same dividends as our preferred stock. If full dividends are not paid, each series of preferred stock shall share dividends pro rata with these other equity securities.

        Conversion and Exchange.    The prospectus supplement for any series of our preferred stock will state the terms, if any, on which shares of that series are convertible into shares of another series of preferred stock or common stock or exchangeable for another series of our preferred stock, common stock or debt securities.

        Redemption.    A series of our preferred stock may be redeemed at any time, in whole or in part, at our option or the option of a preferred stockholder. We may have the right to redeem a series of our preferred stock without your consent pursuant to a sinking fund or otherwise upon the terms and at the redemption prices set forth in the prospectus supplement relating to such series.

        In the event of partial redemptions of preferred stock, whether by mandatory or optional redemption, the shares to be redeemed will be determined by lot or pro rata, as may be determined by our board of directors, or by any other method determined to be equitable by our board of directors.

        On and after a redemption date, dividends will cease to accrue on shares of our preferred stock called for redemption and all your rights as a holder of these shares will end (except for the right to receive the redemption price) unless we fail to properly pay the redemption price.

        Liquidation Preference.    If we are liquidated, dissolved or wound up, our preferred stockholders will be entitled to receive distributions of our assets that are available for stockholders in the amount set forth in the prospectus supplement for each series of preferred stock, plus any accrued and unpaid dividends. These distributions will be made before any distribution is made on any securities ranking junior to our preferred stock with respect to liquidation, including our common stock. If we are liquidated, dissolved or wound up and the amounts payable on our preferred stock and on any other of our securities ranking equally with respect to liquidation rights are not paid in full, the preferred stockholders of such series and the holders of other equally ranking securities will share ratably in any distribution of our assets in proportion to the full liquidation preferences to which each is entitled. After full payment of the liquidation preference to which they are entitled, our preferred stockholders will not be entitled to any further participation in any distribution of our assets.

        Voting Rights.    Our preferred stockholders will not have the right to vote unless the board of directors states for a particular series of our preferred stock that they have this right or except as required by law.

        Transfer Agent and Registrar.    We will describe the transfer agent and registrar for each series of our preferred stock in the applicable prospectus supplement.

Voting Rights with Respect to Extraordinary Corporate Transactions

        Generally, under Delaware law, plans of merger, consolidation or exchange and sales, leases, exchanges or other dispositions of all, or substantially all, of a corporation's property and assets, other than in the usual and regular course of business, must be approved by the affirmative vote of at least a majority of all of the outstanding shares entitled to vote on the matter and at least a majority of the outstanding shares of each class or series of shares, if any, entitled to vote on the matter as a class. A corporation's certificate of incorporation may provide for a greater vote. In order to approve any plan of merger or consolidation or any sale, lease, exchange or disposition of all or substantially all of our assets, our Restated Certificate of Incorporation requires the affirmative vote of the holders of at least 66 2/3% of the outstanding shares entitled to vote on the matter, or if no vote is required by Delaware law, 66 2/3% of the outstanding shares entitled to vote in the election of directors generally, unless the transaction falls within two exempt categories, in which case the Delaware law approval requirements discussed above are effective. This supermajority vote requirement is not applicable to any action between us and one of our wholly owned subsidiaries or certain affiliates or to any action with a third party if it is approved by two-thirds of the members of our board of directors prior to completion and such approval remains in effect on the date of completion.

Voting Rights with Respect to Amendments to our Restated Certificate of Incorporation and By-Laws

        Generally, under Delaware law, a board of directors may propose amendments to a corporation's certificate of incorporation. Proposed amendments must be approved by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote, and a majority of each class of shares entitled to vote on such amendment as a class, unless the corporation's certificate of incorporation requires a larger percentage. Except for any amendment to the provision relating to merger approval discussed above under "—Voting Rights with Respect to Extraordinary Corporate Transactions," which requires the approval of 66 2/3% of our outstanding shares, our Restated Certificate of Incorporation does not require any larger stockholder vote percentage for an amendment to its provisions.

        Delaware law provides that the power to adopt, amend and repeal by-laws shall be in the stockholders entitled to vote; provided that a corporation may, in its certificate of incorporation, confer upon its directors the power to also adopt, amend and repeal by-laws. Our Restated Certificate of Incorporation authorizes our board of directors to make, alter, amend or repeal our By-laws. Amendment of the By-laws by our stockholders requires the affirmative vote of the holders of a majority of the outstanding shares entitled to vote.

Anti-takeover Provisions of our Restated Certificate of Incorporation and By-laws and Applicable Law

        Some provisions of our Restated Certificate of Incorporation and By-laws or other applicable law may delay or make more difficult unsolicited acquisitions or changes of control of our company. We believe that these provisions will enable us to develop our business in a manner that will foster long-term growth without disruption caused by the threat of a takeover not thought by our board of directors to be in our best interest and the best interests of our stockholders.

        Those provisions could have the effect of discouraging third parties from making proposals involving an unsolicited acquisition or change of control of our company, although the proposals, if made, might be considered desirable by a majority of our stockholders. Those provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management without the concurrence of our board of directors. Those provisions include the provisions discussed above with respect to extraordinary corporate transactions and amendments to our Restated Certificate of Incorporation and By-laws as well as the following provisions.

        Blank Check Preferred Stock.    Our board of directors, without stockholder approval, can issue preferred stock with voting and conversion rights that could adversely affect the voting power or other rights of the holders of shares of common stock. This right of issuance could be used as a method of preventing a party from gaining control of us.

        Removal of Directors; Special Meetings of the Stockholders.    Our By-laws provide that directors may be removed with or without cause and the subsequent vacancy filled, by the affirmative vote of a majority of the outstanding shares entitled to vote, at a special meeting called for that purpose. Special meetings of our stockholders may only be called by our president or secretary or by resolution of a majority of our board of directors. As a result, unless the specified officers or board concurs, a stockholder may not be able to propose removal of a director prior to his or her annual term expiring. Similarly, a stockholder who wishes to present an issue to his or her fellow stockholders may be required to wait for the annual meeting.

        Delaware Section 203.    We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Generally, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" during the three years after the date the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes a merger, asset sale or a transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person, who together with affiliates and associates, owns (or, in certain cases, within the preceding three years, did own) 15% or more of the corporation's outstanding voting stock. Under Section 203, a business combination between us and an interested stockholder is prohibited unless it satisfies one of the following conditions:

  •
  before the stockholder became an interested stockholder, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  upon the completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, shares owned by persons who are directors and officers; or

  •
  the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders by at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        Insurance Holding Company Regulations on Change of Control.    We are regulated as an insurance holding company and are subject to state and foreign laws that restrict the ability of any person to obtain control of an insurance holding company without prior regulatory approval. Without this approval or an exemption, no person or entity may acquire "control" of an insurance subsidiary or merge with the holding company. "Control" is generally defined as the direct or indirect power to direct or cause the direction of the management and policies of a person and is usually presumed to exist if a person directly or indirectly owns or controls 10% or more of the voting securities of another person.

DESCRIPTION OF DEPOSITARY SHARES

        The following description of the depositary shares and the terms of the deposit agreement is a summary. It summarizes only those aspects of the depositary shares and those portions of the deposit agreement that we believe will be most important to your decision to invest in our depositary shares. You should keep in mind, however, that it is the deposit agreement, and not this summary, which defines your rights as a holder of depositary shares. There may be other provisions in the deposit agreement that are also important to you. You should read the deposit agreement for a full description of the terms of the depositary shares. The form of the deposit agreement is filed as an exhibit to the Registration Statement that includes this prospectus. See "Where You Can Find More Information" for information on how to obtain a copy of the deposit agreement.

        The particular terms of the depositary shares offered by any prospectus supplement and the extent to which the general provisions described below may apply to such depositary shares will be outlined in the applicable prospectus supplement.

General

        We may choose to offer fractional interests in debt securities or fractional shares of our common stock or preferred stock. If we decide to do so, we will issue fractional interests in debt securities, common stock or preferred stock, as the case may be, in the form of depositary shares. Each depositary share would represent a fractional interest in a security of a particular series of debt securities or a fraction of a share of common stock or of a particular series of preferred stock, as the case may be, and would be evidenced by a depositary receipt.

        We will deposit the debt securities or shares of common stock or preferred stock represented by depositary shares under a deposit agreement between us and a depositary which we will name in the applicable prospectus supplement. Subject to the terms of the deposit agreement, as an owner of a depositary share you will be entitled, in proportion to the applicable fraction of a debt security or share of common stock or preferred stock represented by the depositary share, to all the rights and preferences of the debt security, common stock or preferred stock, as the case may be, represented by the depositary share, including, as the case may be, interest, dividend, voting, conversion, redemption, sinking fund, repayment at maturity, subscription and liquidation rights.

Interest, Dividends and Other Distributions

        The depositary will distribute all payments of interest, cash dividends or other cash distributions received on the debt securities or preferred stock, as the case may be, to you in proportion to the number of depositary shares that you own.

        In the event of a distribution other than in cash, the depositary will distribute property received by it to you in an equitable manner, unless the depositary determines that it is not feasible to make a distribution. In that case the depositary may sell the property and distribute the net proceeds from the sale to you.

Redemption of Depositary Shares

        If we redeem a debt security, common stock or series of preferred stock represented by depositary shares, the depositary will redeem your depositary shares from the proceeds received by the depositary resulting from the redemption. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per debt security or share of common stock or preferred stock, as the case may be, payable in relation to the redeemed series of debt securities, common stock or preferred stock. Whenever we redeem debt securities or shares of common stock or preferred stock held by the depositary, the depositary will redeem as of the same redemption date the number of depositary shares representing, as the case may be, fractional interests in the debt securities or shares of common stock or preferred stock redeemed. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot, proportionately or by any other equitable method as the depositary may determine.

Exercise of Rights under the Indentures or Voting the Common Stock or Preferred Stock

        Upon receipt of notice of any meeting at which you are entitled to vote, or of any request for instructions or directions from you as holder of fractional interests in debt securities, common stock or preferred stock, the depositary will mail to you the information contained in that notice. Each record holder of the depositary shares on the record date will be entitled to instruct the depositary how to give instructions or directions with respect to the debt securities represented by that holder's depositary shares or how to vote the amount of the common stock or preferred stock represented by that holder's depositary shares. The record date for the depositary shares will be the same date as the record date for the debt securities, common stock or preferred stock, as the case may be. The depositary will endeavor, to the extent practicable, to give instructions or directions with respect to the debt securities or to vote the amount of the common stock or preferred stock, as the case may be, represented by the depositary shares in accordance with those instructions. We will agree to take all reasonable action which the depositary may deem necessary to enable the depositary to do so. The depositary will abstain from giving instructions or directions with respect to your fractional interests in the debt securities or voting shares of the common stock or preferred stock, as the case may be, if it does not receive specific instructions from you.

Amendment and Termination of the Deposit Agreement

        We and the depositary may amend the form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement at any time. However, any amendment which materially and adversely alters the rights of the holders of the depositary shares will not be effective unless the amendment has been approved by the holders of at least a majority of the depositary shares then outstanding.

        The deposit agreement will terminate if:

  •
  all outstanding depositary shares have been redeemed;

  •
  if applicable, the debt securities and the preferred stock represented by depository shares have been converted into or exchanged for our common stock; or

  •
  there has been a complete repayment or redemption of the debt securities or a final distribution in respect of the common stock or preferred stock, including in connection with our liquidation, dissolution or winding-up, and the repayment, redemption or distribution proceeds, as the case may be, have been distributed to you.

Resignation and Removal of Depositary

        The depositary may resign at any time by delivering to us notice of its election to do so. We also may, at any time, remove the depositary. Any resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of such appointment. We must appoint the successor depositary within 60 days after delivery of the notice of resignation or removal. The successor depositary must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

Charges of Depositary

        We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay charges of the depositary in connection with the initial deposit of the debt securities or preferred stock, as the case may be, and issuance of depositary receipts, all withdrawals of depositary shares of debt securities or preferred stock, as the case may be, by you and any repayment or redemption of the debt securities or preferred stock, as the case may be. You will pay other transfer and other taxes and governmental charges, as well as the other charges that are expressly provided in the deposit agreement to be for your account.

Miscellaneous

        The depositary will forward all reports and communications from us which are delivered to the depositary and which we are required or otherwise determine to furnish to holders of debt securities or preferred stock, as the case may be.

        Neither we nor the depositary will be liable under the deposit agreement to you other than for its gross negligence, willful misconduct or bad faith. Neither we nor the depositary will be obligated to prosecute or defend any legal proceedings relating to any depositary shares, debt securities, common stock or preferred stock unless satisfactory indemnity is furnished. We and the depositary may rely upon written advice of counsel or accountants, or upon information provided by persons presenting debt securities or shares of common stock or preferred stock for deposit, you or other persons believed to be competent and on documents which we and the depositary believe to be genuine.

PLAN OF DISTRIBUTION

        We may sell any series of debt securities, common stock, preferred stock and depositary shares being offered directly to one or more purchasers, through agents, to or through underwriters or dealers, or through a combination of any such methods of sale. The distribution of the securities may be effected from time to time in one or more transactions at fixed prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The prospectus supplement will set forth the terms of the offering, including the names of any underwriters, dealers or agents, the purchase price of such securities and the proceeds to us and/or a trust from such sale, any underwriting discounts and commissions or agency fees and other items constituting underwriters' or agents' compensation, any initial public offering price and any discounts or concessions allowed or paid to dealers or any securities exchange on which such securities may be listed. Any initial public offering price, discounts or concessions allowed or paid to dealers may be changed from time to time.

        Any discounts, concessions or commissions received by underwriters or agents and any profits on the resale of securities by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Unless otherwise set forth in the applicable prospectus supplement, the obligations of underwriters to purchase the offered securities will be subject to certain conditions precedent, and such underwriters will be obligated to purchase all such securities, if any are purchased. Unless otherwise indicated in the applicable prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

        We may also offer and sell securities, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more firms referred to as remarketing firms, acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreement, if any, with us and its compensation will be described in the applicable prospectus supplement. Remarketing firms may be deemed to be underwriters under the Securities Act of 1933 in connection with the securities they remarket.

        We may authorize underwriters, dealers or other persons acting as agents for us to solicit offers by certain institutions to purchase securities from us, pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by us. The obligations of any purchaser under any such contract will be subject to the conditions that the purchase of the offered securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

        In connection with the offering of securities, we may grant to the underwriters an option to purchase additional securities to cover over-allotments at the initial public offering price, with an additional underwriting commission, as may be set forth in the accompanying prospectus supplement. If we grant any over-allotment option, the terms of such over-allotment option will be set forth in the prospectus supplement for such securities.

        The securities may be a new issue of securities that have no established trading market. Any underwriters to whom securities are sold for public offering and sale may make a market in such securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. Such securities may or may not be listed on a national securities exchange. No assurance can be given as to the liquidity of or the existence of trading markets for any securities.

        We may indemnify agents, underwriters, dealers and remarketing firms against certain liabilities, including liabilities under the Securities Act of 1933. Our agents, underwriters, dealers and remarketing firms, or their affiliates, may be customers of, engage in transactions with or perform services for us, in the ordinary course of business.

LEGAL OPINION

        Unless we state otherwise in the applicable prospectus supplement, the validity of the securities offered hereby will be passed upon for us by LeBoeuf, Lamb, Greene & MacRae LLP, New York, New York, special counsel to us.

EXPERTS

        The consolidated financial statements of The Navigators Group, Inc. as of December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004 and all related financial statement schedules, and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The Navigators Group, Inc.

QuickLinks

ABOUT THIS PROSPECTUS SUPPLEMENT
NOTE ON FORWARD-LOOKING STATEMENTS
SUMMARY
THE OFFERING
SUMMARY FINANCIAL INFORMATION
RISK FACTORS
USE OF PROCEEDS
CAPITALIZATION
SHARES OF COMMON STOCK PRICE RANGE AND DIVIDENDS
SELECTED FINANCIAL INFORMATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
VALIDITY OF THE COMMON STOCK
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
THE NAVIGATORS GROUP, INC. FILINGS

ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
THE NAVIGATORS GROUP, INC. FILINGS
NOTE ON FORWARD-LOOKING STATEMENTS
THE NAVIGATORS GROUP, INC.
RATIO OF EARNINGS TO FIXED CHARGES
USE OF PROCEEDS
DESCRIPTION OF DEBT SECURITIES
DESCRIPTION OF CAPITAL STOCK
DESCRIPTION OF DEPOSITARY SHARES
PLAN OF DISTRIBUTION
LEGAL OPINION
EXPERTS